
05007535

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PT Bank Buana Indonesia

*CURRENT ADDRESS


PROCESSED
MAY 02 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34694 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/2/05







BANK BUANA INDONESIA






Annual Report

2004

BANK BUANA

Annual Report
2004

BANK BUANA

CONTENTS

Bank Buana at Glance

[illegible] customers.


BBI

In the early seventies, Bank Buana expanded its assets as well as network significantly through a series of mergers and acquisitions with three other banks, namely Bank Pembinaan Nasional in Bandung, Bank Kesejahteraan Masyarakat in Semarang and Bank Aman Makmur in Jakarta. With the granting of a foreign-exchange license in 1976, Bank Buana entered an era of accelerated growth on the strengths of prudent management, good corporate governance practices, and an astute business strategy with a consistent focus on lending to the SME sector.

Bank Buana successfully weathered the Asian financial and Indonesian banking crises in the late 90s without requiring recapitalization by the Government, and went on to become a publicly-held bank through the listing of its shares on the Jakarta Stock Exchange and Surabaya Stock Exchange in the year 2000. In 2003, the International Finance Corporation, a subsidiary of the World Bank, became a shareholder of Bank Buana. 2003 also marked the first year that Bank Buana's shares were traded on the New Year Stock Exchange (NYSE) in the form of ADR-Level 1. The following year, in 2004, the United Overseas Bank Ltd. of Singapore also acquired the shares of Bank Buana through its holding company, UOB International Investment Private Ltd.

By year-end 2004, Bank Buana had grown to become the 17th* largest bank in Indonesia in terms of size of assets, with a service network of 32 branch offices, 151 service outlets and hundreds of ATMs in 29 cities throughout the country and a wide network of correspondent banks around the world. Today, Bank Buana continues to consolidate its SME banking base further, along with growing engagements in the consumer banking segment supported by advanced electronic delivery channels. Capitalizing on its growth potential, profitability, solid and sound management, Bank Buana strives to achieve sustainable stakeholder value growth over the long term.

** Source: Bank Indonesia's website - November 2004*

FINANCIAL HIGHLIGHTS

Balance Sheets

ITEMS (in billion of Rupiah)	December 31				
	2004	2003	2002	2001	2000
Assets					
Cash on hand	126.52	141.35	220.31	122.67	148.48
Demand Deposits with Bank Indonesia	897.84	603.24	548.92	518.88	474.23
Demand Deposits with other Banks - Net	83.44	63.19	82.68	87.29	123.55
Placements with other Banks - Net	537.32	645.77	1,206.64	1,039.18	870.24
Marketable Securities - Net	5,934.04	6,624.12	6,665.22	6,273.14	6,460.84
Securities purchased under reselling agreement - Net	506.83	473.22	198.62	1,168.43	478.56
Derivative Receivable - Net	0.32	2.53	1.41	2.36	2.41
Loans Receivable - Net	7,758.26	5,267.83	3,907.22	2,621.86	1,761.45
Acceptance Receivable - Net	36.52	18.22	16.07	16.69	9.88
Investments - Net	0.03	0.32	0.82	7.81	7.81
Deferred Tax Assets - Net	13.05	9.61	12.92	4.79	-
Fixed Assets - Net	322.57	321.79	316.75	299.59	134.73
Other Assets - Net	136.94	163.93	103.78	111.41	148.19
Total assets	**16,353.68**	**14,335.12**	**13,281.36**	**12,274.10**	**10,620.37**
Liabilities and Equity					
Immediate Liabilities	73.79	62.61	64.33	51.62	57.82
Demand Deposits	3,569.67	3,148.25	2,966.85	3,079.89	2,428.12
Savings Account	4,767.14	4,347.16	3,916.16	3,877.45	3,864.63
Time Deposits	5,083.36	4,809.30	4,567.21	3,997.10	3,303.60
Certificate of Deposits	-	0.01	0.02	0.02	0.03
Deposits from other Banks	416.99	102.43	285.47	14.47	79.00
Taxes Payable	48.16	17.68	42.84	62.99	49.31
Derivative Liabilities	0.01	0.08	2.20	2.66	-
Accrued Interest Expenses	24.75	22.54	27.20	34.38	28.74
Acceptance Liabilities	37.05	18.40	16.24	16.86	9.98
Borrowings	34.89	41.23	56.48	67.11	60.43
Subordinated Bonds	294.15	-	-	-	-
Estimated loss on Commitments and Contingencies	3.14	2.65	2.00	2.38	1.53
Other Liabilities	98.68	79.48	60.78	38.33	40.91
Total Liabilities	**14,451.78**	**12,651.82**	**12,007.78**	**11,245.26**	**9,924.10**
Total Equity	**1,901.90**	**1,683.30**	**1,273.58**	**1,028.84**	**696.27**
Total Liabilities and Equity	**16,353.68**	**14,335.12**	**13,281.36**	**12,274.10**	**10,620.37**

Income Statements

ITEMS (in billion of Rupiah)	December 31				
	2004	2003	2002	2001	2000
Interest Revenue	1,497.96	1,559.22	1,727.27	1,669.58	1,180.19
Interest Expenses	623.58	873.27	1,105.12	1,027.92	798.82
Net Interest Income	874.38	685.95	622.15	641.66	381.37
Other Operating Income - Net	86.96	89.90	137.62	107.68	38.59
Recovery (Expenses) of allowances for earning asset losses and estimated losses commitment and contigencies	(15.14)	1.61	6.83	(36.83)	32.22
Other Operating Expenses	551.62	459.66	421.32	355.87	294.57
Operating Income	394.58	317.80	345.28	356.64	157.61
Non Operational Revenue - Net	18.16	1.48	12.10	3.11	3.63
Net Income Before Tax	412.74	319.28	357.38	359.75	161.24
Tax Expenses	129.16	97.43	106.13	99.85	59.72
Net Income of the year	283.58	221.85	251.25	259.90	101.52
Earning per share (in whole Rupiah)	57	61	90	96	45

FINANCIAL RATIOS

ITEMS (in percentage)	December 31				
	2004	2003	2002	2001	2000
Financial Ratios					
Total Liabilities to Total Assets	88.37	88.26	90.41	91.62	93.44
Total Liabilities to Total Equity	759.86	751.61	942.84	1,092.99	1,425.32
Total Loan Receivable to Total Assets - Net	47.44	36.75	29.42	21.36	16.59
Total Earning Assets to Total Assets - Net	90.85	91.35	90.94	91.39	91.47
Total Third Party Funds to Total Assets	82.06	85.84	86.21	89.25	90.28
Operational Ratios					
Net Interest Income to Average Total Assets	5.70	4.97	4.87	5.61	3.78
Net Interest Income to Average Total Equity	48.78	46.40	54.04	74.39	61.14
Net Interest Income to Average Total Earning Assets*	6.19	5.48	5.40	5.57	4.13
Net Other Operational Expenses to Average Total Assets	3.13	2.67	2.17	2.49	2.22
Net Other Operational Expenses to Average Total Equity	26.77	24.90	24.05	33.04	35.87
Net Other Operational Expenses to Net Average Total Earning Assets	3.43	2.92	2.38	2.72	2.42
Return on Assets*	2.66	2.31	2.86	3.07	1.56
Return on Equity*	17.75	17.00	26.97	34.94	17.84
Net Income to Net Average Total Productive Assets	2.03	1.76	2.16	2.48	1.09
Operating Income to Interest Revenue	26.34	20.38	19.99	21.36	13.35
Net Income Before Tax to Interest Revenue	27.55	20.48	20.69	21.54	13.66
Net Income to Interest Revenue	18.93	14.23	14.55	15.57	8.60
Growth Ratios					
Net Interest Income	27.47	10.26	(3.04)	68.26	(30.43)
Operating Income	24.16	(7.96)	(3.19)	126.28	(60.40)
Net Income	27.82	(11.70)	(3.33)	156.01	(63.62)
Total Assets	14.08	7.93	8.21	15.57	11.08
Total Liabilities	14.23	5.36	6.78	13.31	10.15
Total Equity	12.99	32.17	23.79	47.77	26.29
Loans Receivable to Net Earning Assets	52.22	40.23	32.35	23.37	18.13
Loans Receivable to Third Party Funds (LDR)*	58.55	43.37	34.54	24.62	17.58
Allowances for Uncollectible Loans to Total Loans Receivable	1.26	1.28	1.21	2.80	2.69
Non Performing Loans to Total Loans Receivable	1.61	0.86	0.75	2.80	3.85
Capital Adequacy Ratio (CAR)*	22.12	22.32	22.34	23.71	20.65

** Calculated in accordance with Bank Indonesia regulations*

STOCK HIGHLIGHTS

History of Shares

Corporate Actions	Distribution Date	New Share (share)	Paid in Capital (share)	Nominal Price (Rp)
Initial Public Offering	July 20, 2000	-	970,000,000	500
Share Dividend	May 17, 2002	223,689,754	1,193,689,754	500
Bonus Share	May 17, 2002	47,133,917	1,240,823,671	500
Rights Issue I	September 20 - 27, 2002	248,164,734	1,488,988,405	500
Stock Split	December 23, 2002	1,488,988,405	2,977,976,810	250
Rights Issue II	May 28 - June 5, 2003	744,494,202	3,722,471,012	250
Share Dividend	November 4, 2003	306,091,338	4,028,562,350	250
Bonus Share	November 4, 2003	959,549,650	4,988,112,000	250

Share Performance	2004	2003	2002
Number of Shares	4,988,112,000	4,988,112,000	2,977,976,810
Average Number of Shares	4,988,112,000	3,619,669,755	2,792,961,138
Book Value (Rp billion)	1,901.90	1,683.30	1,273.58
Highest Price	850	825	1,425
Lowest Price	475	500	675
Year-end Price	825	550	700
Earning per Share	57	61	90
Price Earning Ratio	14.47	9.02	7.78

	2004			2003		
Share Price (Rp)	**Highest**	**Lowest**	**Closing**	**Highest**	**Lowest**	**Closing**
1st Quarter	575	475	550	700	625	675
2nd Quarter	775	550	600	675	525	550
3rd Quarter	650	600	625	725	550	700
4th Quarter	850	600	825	825	500	550

Trading Volume	2004	2003
1st Quarter	37,879,000	1,746,000
2nd Quarter	86,935,500	8,705,500
3rd Quarter	41,664,000	18,035,000
4th Quarter	41,686,500	27,923,500

Shareholders	Number of Shares	%
PT Sari Dasa Karsa	2,171,097,065	43.53
IFC	265,166,432	5.32
UOB International Investment Private Limited	1,147,265,760	23.00
Public	1,404,582,743	28.15
Total	**4,988,112,000**	**100.00**

Dividend Payment History

Fiscal Year	Type	Payment Date	Dividend per Share (Rp)	Number of Share	Total Dividend (Rp million)	Dividend to Net Income
2000	Dividend	July 5, 2001	32.00	970,000,000	31,040	31%
2001	Dividend	May 17, 2002	134.00	970,000,000	129,980	50%
2002	Interim Dividend	March 10, 2003	19.14	2,977,976,810	56,998	30%
	Final Dividend	June 3, 2003	6.26	2,977,976,810	18,642	
2003	Interim Dividend	November 4, 2003	11.35	3,722,471,012	42,250	30%
	Final Dividend	June 29, 2004	4.88	4,988,112,000	24,342	

2004

in pictures




BANK BUANA INDONESIA

Message from the Chairman:

Towards Sustainable Long-term Value Creation

The 2004 Annual Report of Bank Buana once again reflects the steady progress of a bank that has consistently performed within its vision and mission, and met its targets year after year. The Board of Commissioners has examined the Report of the Board of Directors and the Audited Financial Statements of the Bank, which are enclosed herein. Furthermore, the Board of Commissioners has approved both the Report of the Board of Directors and the Financial Statements for the year ending December 31, 2004, to be accepted and endorsed by the upcoming Annual General Meeting of Shareholders.

The year 2004 began for Indonesia with some concerns over the uncertain prospects of a milestone election year. It was a milestone in that the people of Indonesia had to choose its leaders through direct voting for the first time in history. As it turned out, such concerns were unwarranted. Over 100 million voters turned out en masse in the largest democratic public election ever to take place in Indonesia. But more important than the convincing display of democracy was the peaceful transition of power that took place between the incumbent and the newly elected government. This also marked the first in Indonesian history.

But even as Indonesia marked 2004 as a milestone year, it was also a year of loss and tragedy. Following a rash of natural disasters which had occurred during the year in more frequency than usual, on December 26, 2004, a massive undersea earthquake struck just off the northeastern coast of Sumatera. The Tsunamis which followed in the wake of the quake brought havoc and great loss of lives not only around the Indian Ocean rim countries but also as far away as the eastern shores of Africa. Bank Buana joins the rest of the world in sharing the grief and sorrow of so many nations that have been affected by this tragedy, and we pay particular homage to our fellow citizens in the provinces of Nanggroe Aceh Darussalam (NAD) and North Sumatera who bore the brunt of the natural disaster. Bank Buana has donated the sum of Rp 1 billion through the Central Bank, another Rp 1 billion through the Government of Indonesia, and collected a total of Rp 627.5 million in donations from the employees and customers of Bank Buana. As part of its social concern, the Bank has also initiated a blood-bank donor drive through the "Buana Cares for Tsunami Victims" program held in cooperation with the Indonesian Red Cross.

Notwithstanding the nation's grief and loss, the Indonesian economy continued to gain its momentum in 2004. Economic growth for the year was 5.13%, with total gross domestic product reaching more than Rp 2,303 trillion or approximately US$ 255 billion. In addition to growing consumer spending, which continues to fuel economic growth, we are also seeing increased activities in the commercial and small and medium-sized enterprise sectors, which are key markets of Bank Buana.

The conducive business environment, combined with our sound and sustainable growth strategy, have enabled Bank Buana to solidify its business further - both in terms of market share and profitability. Having approved the Bank's financial statements for the year 2004, the Board of Commissioners is unanimous in its opinion that Bank Buana has achieved all of its business and growth targets for the year, while also making significant progress in the CAMEL components of the Bank. Indeed, our capital, assets, management, earnings and liquidity have all been enhanced as we continue to grow from strength to strength. In fact, with our growing profitability in 2004 compared to that of the previous year, Bank Buana is now more secured than ever to build on its solid foundation towards sustainable long-term value creation.

Bank Buana's total Assets grew 14.08% from Rp 14.3 trillion in 2003 to Rp 16.4 trillion as at year-end 2004. Total Earning Assets increased from Rp 13.2 trillion in 2003 to Rp 15 trillion in 2004, while Stockholder's Equity rose from Rp 1.7 trillion to Rp 1.9 trillion over the same period. These growths were largely achieved through prudent planning and management of the Bank's Earning Assets as well as sustained efforts by Bank Buana to capitalize on its market leadership in the fast growing consumer and SME banking segments.

Bank Buana's other key growth indicators also point out to its long-term sustainability. This will be discussed in more detail in the Management Report section of this Annual Report. What clearly underscores the business and growth prospects of Bank Buana in the future is the way we continue to attract the interests of Investors from the international community. Following the inclusion of the International Finance Corporation (IFC), a subsidiary of the World Bank as our Strategic Shareholders in 2003, and the inclusion of Bank Buana as an underlying asset in the form of American Depository Receipt (ADR)-Level 1 offering in that same year, a significant number of shares amounting to a 23% stake were acquired by UOB International Investment Private Ltd. (UOB), a subsidiary of United Overseas Bank Limited of Singapore, the second largest bank in Singapore in June 2004. This makes Bank Buana an associate company of UOB and clearly places us among local banks that are highly sought by international investors because of our growth potential, profitability and sound management.

As we continue to pursue our growth and profitability with prudence and sound business judgement, the inclusion of illustrious organizations such as IFC and UOB has inspired us to build our corporate governance framework to international best practices and standards. In 2004, we strengthened further the roles of both our oversight and management committees. As part of this effort, we have taken steps to broaden the scope of our committees to be in line with current best practices. Thus, we will soon have our Nomination Committee, Remuneration Committee and Know-Your-Customer (KYC) Committee to complement existing committees which comprises the Audit Committee, Risk Management Committee, Credit Policy Committee, Credit Committee, Asset and Liability Committee, Information and Technology Committee and Human Resources Committee.

In 2004 Bank Buana continues to evolve as a bank that has always placed integrity and good business ethics as the cornerstones of its operating norms. With good corporate governance, these norms will be even more ingrained in a culture of risk aversion, compliance and control. In this respect, I am pleased to inform our Stakeholders that five members of the Board of Directors have received the Risk Management International Certification on Bank Risk Management issued by the Indonesian Risk Professionals Association (IRPA) and the Central Bank of Indonesia. We aim to have all our Directors, Commissioners as well as Senior Managers to be certified for risk management in the near future.

Sound and responsible lending operations continue to be one of the hallmarks of Bank Buana, and this is underlined by our low nonperforming loan ratios that we have been able to maintain over the years. In 2004 the Bank's NPL ratio was 1.61% of total outstanding loans, against 0.86% in 2003 and 0.75% in 2002, considering our loans have increased quite substantially from Rp 5.3 trillion in 2003 to Rp 7.9 trillion in 2004, in which more than 75% of our total loan exposures are to be found in the small to medium-sized enterprise segments.

Once again we owe our achievements to the dedication and commitment of our Employees, and the continuing support of our Customers. We also express our appreciation to Bank Indonesia, the Capital Market Authorities, our Shareholders, Business Partners, and the General Public. We look forward to a more solid performance by Bank Buana in 2005 and in the years to come.

Jakarta, December 31, 2004



R. Rachmad
Chairman

Management Report:

Building the Momentum to Become a National Scale Bank

The banking sector in Indonesia registered impressive growth in 2004. This growth stemmed in part from the successful restructuring and consolidation of the national banking sector which among other things included the acquisition of local banks by international consortia of foreign banks. The entry of foreign capital into the banking sector in Indonesia reflects in large part the growing confidence of foreign investors in the nation's economic recovery, especially in its banking sector. Key growth indicators of the sector also point towards the same direction. The financial intermediary roles of banks have risen significantly in terms of both absolute amounts and loan-to-deposit ratios. The quality of these bank loans has also improved significantly. Whereas in 2003 the ratio of Non Performing Loans (NPL) to total bank loans nationwide had been substantially more than 5%, NPL has been reduced to below 5% since the first quarter of 2004 and is likely to decline further below that level. Bank deposits on the other hand have also grown robustly and shown to be more stable than in recent years, yielding a positive net interest margin of around 6% on average for the banking sector in 2004. In another sign of growth and prospects, the Indonesian government succeeded in divesting a major bank to private investors at a record-breaking price-to-book-value premium. This was one of the highlights of a largely productive year for the banking sector in Indonesia in 2004.

Amidst these growth and opportunities, Bank Buana undertook steps to align its business strategy and initiatives with the growing market demand. For instance, we moved rapidly to generate low-cost third-party funding by repackaging our savings product with attractive offerings while at the same time maintaining our Deposits and Giro accounts. As we managed to achieve our third-party funding growth targets for the year, we felt more secure to also achieve our lending targets for the year. Over the years, Bank Buana has managed to maintain a healthy balance between our need to preserve liquidity at all times and the expectation of our shareholders to deploy our capital in the most productive manner. 2004 was no exception. Bank Buana replaced approximately 40% of earning assets in Bank Indonesia Certificates with better yielding assets such as Government Bonds and Loans. Our results for the year reaffirmed our prudent yet innovative approach to banking, constantly seeking to achieve the right balance between risks and returns, between growth and prudence, between opportunities and governance.

Bank Buana posted a Net Profit of Rp 283.58 billion in 2004 compared to Rp 221.85 billion in 2003. Our growth in Net Profit was mainly due to the significant improvement of our Net Interest Margin, as well as the higher yields that we were able to generate on our Earning Assets. Earnings per share for the year under review was Rp 57. Returns on Average Assets and Equity were 2.66% and 17.75% respectively in 2004 versus 2.31% and 17.00% in 2003.

Total Assets grew by 14.08% to Rp 16.4 trillion, of which total Earning Assets rose from Rp 13.2 trillion to almost Rp 15 trillion as a result of our growing loan portfolios. Meanwhile, growth of our third party funding reflected the continuing trust of our Customers. In 2004, total Deposits grew by 9.1% to Rp 13.4 trillion, of which Demand Deposits and Savings accounted for 62% of the total.

Our continuing focus on the core competencies that have made Bank Buana the leading bank in the commercial SME segment today remains a key factor in our sustainable growth and profitability. This was further enhanced by our strategy in 2004 which primarily focused on increasing deposits and investment loans. A Marketing Unit was formed in every branch office in order to solidify and broaden our relationships with depositors. At the same time, we also sought to boost cost efficiency by utilizing a number of tools that helped us monitor and limit utilities cost.

On the issue of governance, we are fully in line and up to speed in our adherence to the principles of prudent banking and Good Corporate Governance within the requirements set forth by Bank Indonesia, the Capital Market Supervisory Board (Bapepam) and the Monetary Authorities. The Board of Commissioners meets regularly to discuss the development and results of our business. The Audit Committee also convenes regularly to assess our audit findings and recommends follow-up measures. Steps to enhance corporate governance further are expected to accelerate with the arrival of UOB International Investment Private Ltd. of Singapore as a shareholder of the Bank. UOB is firmly committed to good corporate governance at Bank Buana, the implementation of which is likely to be intensified at the Directors and Senior Manager levels.

Bank Buana's performance throughout 2004 can be assessed by the structure of our balance sheet, specifically from the assets side whereby, in order to increase interest income, we converted a sizeable portion of our SBI portfolio to either credit or government treasury bills. On the Liabilities and Equity side, Third Party Funds and Equity accounted for 82.1% and 11.6% respectively, of the Bank's total Liabilities and Equity. In line with the quite significant increase of loan portfolio, the level of NPL increased in absolute and percentage terms to 1.61%, but still well below the industry's average, whereas Bank Buana's Capital Adequacy Ratio (CAR) of 22.12% was around 7% higher than that previously targeted by the Bank of at least 15%.

In 2004, Bank Buana ranked 17th* of all banks in Indonesia in terms of Total Assets. Total Equity amounted to Rp. 1.9 trillion. In accordance with the Indonesian Banking Architecture, banks of national scope and scale should be capitalized by at least Rp 10 trillion. At our current growth rates, we are confident that Bank Buana will have met this requirement in order to serve as a national bank by 2013. We have taken and will continue to take the necessary steps to qualify ourselves in the new Indonesian banking landscape. This includes increasing the level of our capital and reassessing the Bank's long-term grand strategy which we are currently undertaking with the help of a leading consultant.

Also in 2004, we received numerous indications that point to our leadership and underline our competitive strength. For two consecutive years, Bank Buana has been awarded a corporate rating of "idA-", whereas our Subordinated Bonds of Rp 300 billion which were only issued in 2004, received a rating of "idBBB+" from the Indonesian Rating Agency, Pefindo. According to Pefindo, these ratings "...reflect the bank's ability to maintain its favorable assets quality by focusing on Small Medium Enterprise (SME) market as well as the bank's strong capital base."

In the same year, Bank Buana was awarded the Golden Trophy Award by Info Bank Magazine in recognition of its success in achieving an 'Excellent' rating for soundness for five consecutive years from 1999 – 2003. The Bank has been able to maintain the same rating for 2004.

** Source: Bank Indonesia's website - November 2004*

Among several other awards that we received during the year, Bank Buana was ranked first among ten leading national and foreign banks in Indonesia in terms of Customer Loyalty Index (CLI) for bank savings product, according to a year-long survey in 2004 carried out by MarkPlus&Co., a leading marketing consultant. This result reaffirms our beliefs that Bank Buana should always serve the customers wholeheartedly, as we have done for our customers all this time, spanning three generations or more.

From a purely marketing sense, the result of this survey positions us strategically to capitalize on our strong CLI in the expansion of our consumer banking franchise from 2005 onwards. We also believe that the association with UOB will prove to be influential in our efforts to gain market share, considering UOB's vast expertise and proven success in retail banking in both Singapore and Malaysia.

As we continue to pursue growth opportunities in areas where Bank Buana has built a competency base over the years, such as in retail banking and electronic delivery channeling, we will make our franchise even more attractive and meaningful for our stakeholders. The prospects for Bank Buana in the short to medium term will likely result in sustainable levels of business and financial growth. This is further enhanced by our expertise and experience in servicing the trading and small-to-medium-sized enterprise sectors that in recent years have been considered the locomotives of Indonesia's economy.

Once again we owe our gratitude to the Bank's Shareholders, Customers, Business Partners, Employees, and Communities. We would also like to express our appreciation to the Government of Indonesia, and especially to Bank Indonesia, for their guidance and supervision. Lastly, the Board of Directors also has the

Board of Commissioners to thank for, as we continue to steer Bank Buana with caution, purpose and direction in 2005 and beyond.

Jakarta, December 31, 2004



Jimmy Kurniawan Laihad
President Director

• **Consumer and SME Banking:**	Deepening Customer Relationships to Expand Our Funding and Lending Base
• **Electronic Banking:**	Extending Reach Across Multi-Channel Delivery Platforms
• **Treasury and International Banking:**	Broadening Horizons through Increased Trade and Cross Border Transactions
• **Human Resources:**	Continuously Striving for Excellence
• **Social Responsibility:**	Championing the Cause of Communities and Social Welfare





Editorial

Consumer and SME Banking:

Deepening Our Customer Relationships to Expand Our Funding and Lending Base

Bank Buana prides itself as a Bank that has consistently developed its expertise and focuses its core expertise in establishing, maintaining and dealing with retail customers and traders particularly those categorized as small to medium sized enterprises. In fact, it is the Bank's ability to focus on this specific area of expertise that helped them survive the obstacles and difficulties posed by the financial and banking crisis of recent years. The SME sector have successfully endured the most difficult economic periods and will likely, in the years to come, enjoy the fruits of an upturn in the economy.

To get a sense of how important the SME sector is to Bank Buana, it is important to note that an estimated 63% of the Bank's total loan portfolio comprise of retail and commercial loans of which 42% are sourced towards the trading sector. The Bank's SME customer base mainly comprise of small business traders with a relatively small average loan size of IDR 172 million for overdraft and working capital needs.

Bank Buana's relationship with the SME sector is a long-standing one and the Bank itself has grown to be recognized as one of the most, if not the most, reliable, trusted and sound bank in the nation that specializes in serving small to medium scale businesses. This unique identity has proven to be the Bank's niche.



However, the effects that the crisis has brought to the banking industry and the changes that it had brought to its landscape, has proven to be both a blessing and a threat for the bank. It serves as a blessing as Bank Buana's ability to focus on its core expertise has helped it endure the crisis and even brought it to a new level whereby it is closely identified as a leader in its own field. However, the changes taking place within the banking industry has brought about new challenges as the large and established players have decided to focus its operations in the SME segment in place of corporate lending.

Bank Buana's ability to focus on its core expertise has not gone unnoticed as rating institutions, such as Pefindo, has affirmed an idA-/Stable rating due to the Bank's ability to maintain favorable assets quality by focusing on the SME market as well as its strong capital base.

Despite these challenges, Bank Buana believes that it has the capacity and experience to maintain its lead in retail and SME financing. The Bank will likely continue to maintain retail and SME financing as its core expertise. Bank Buana's overall commitment towards providing the best possible services while guaranteeing the least likely risks to the Bank is the key to maintaining its edge over its rivals. To do so, the Bank believes that it must be able to maintain relationships with its existing SME clients as well as attract new ones. This is made possible by providing the best services and quickest delivery possible for its customers. This explains why the Bank has, over recent years, wisely invested substantial capital and time in innovating, developing, and marketing new products, services, and delivery systems that are specifically catered to meet the demands of its customers. These innovative and promotional marketing efforts have resulted, in 2004, with a substantial increase in the portion of low cost funds that was spurred on by an active savings promotion campaign that also substantially raised Time Deposits in the Bank.

Variety of Services Specifically Catered for Customers. Providing a variety of services specifically catered to its customers, Bank Buana has over four decades worth of experience in providing personalized banking services to traders and entrepreneurs alike while, at the same time, maintaining long-standing relationships with these customers. The services offered by the Bank range from Savings and Deposits (Rupiah Giro Account, Giro Produktif Forex Accounts,Time Deposits, Buana Plus Savings Account, Produktif Savings Account, Prioritas Savings Account) as well as a variety of loans and financing schemes that includes Consumer Loans, Investment Loans, Working Capital Loans, Export-Import Loans, and Bank Guarantees. Bank Buana also provides other services such as remittances, collection, trade of foreign currencies, safe deposit boxes, and others.

Potential Growth in Consumer Banking. The economic recovery process currently taking shape in Indonesia has resulted in the revival and high demand for consumer financing. Bank Buana is aware of the potential for growth for such services and has sought, in 2004, to expand its exposure in consumer financing in the form of housing loan (KPR Pondok Buana), auto loan (KKB Oto Buana), and credit card services (Buana Visa Card).

For 2005, Bank Buana will continue to focus and intensify its efforts to solidify its franchise of the SME sector by actively identifying and establishing relationships with new customers or depositors, especially entrepreneurs that have the potential for future growth. At the same time, the Bank will continuously strive to improve services and delivery channels to maintain its existing customer base.

The Bank also hopes to have the necessary expertise and infrastructure required to increase its consumer loan portfolio especially with the entry of UOB into the Bank's shareholdings. UOB is a major player in consumer and SME financing in the region, especially in Singapore, and its experience, expertise, and regional exposure will be highly valued by Bank Buana.

In general, Bank Buana currently does not face substantial difficulties when it comes to funding as the Bank currently still possesses surplus funds and investments in treasury instruments (Sertifikat Bank Indonesia – SBI) amounting to approximately Rp 2.3 trillion or an estimated 13.99% of its Total Assets. However, the Bank continually strives to attract third party funding through a number of initiatives that include offering attractive prizes and developing innovative promotional programs to lure new depositors and retain existing ones. The Bank continually strives to focus and position itself as the Bank that specializes in dealing with the Small to Medium Enterprises (SME) and firmly committed to prudent banking practices.

Electronic Banking:

Extending Our Reach Across Multi-Channel Delivery Platforms

Bank Buana espouses the motto of "serving the Customers wholeheartedly". In its effort to live up to this motto, the Bank believes that it needs to be able to identify what its customers desire in terms of banking product and services and its delivery channels, in light of the rapid changes in innovation and technology. This necessity has given rise to the need to develop effective and efficient electronic banking services to meet the demands of its growing number of depositors and customers. The demand has led Bank Buana to develop a number of crucial and vital electronic banking services all within a short span of three years which included the introduction of Mobile Banking services (Buana Mobile Banking) in May 2001, Buana Visa Electron Debit Card in July 2002, and the Bank's first credit card, Buana Visa Card that was launched in August 2003. All these technological developments and innovations are meant to extend Bank Buana's reach across multi-channel delivery platforms.

It is important to note that **Bank Buana is not just a follower of technological development but an innovator as well.** Bank Buana is one of the first banks of its kind in Indonesia to develop IT-based banking system and it is one of the pioneers of mobile banking services in Indonesia through its Buana Mobile Banking which was also one of the first to utilize GPRS technology. In a way, Bank Buana has, over the years developed into a technology-driven bank. At Bank Buana, information technology is viewed not as a cost but as a benefit.


BANK BUANA
kartuHALO
BANK BUANA
VISA
VISA Electron
VISA
NA

2004 has been a pivotal year for the Bank in terms of technological development. A number of developments in the area of Electronic Banking were carried out in 2004 that sought to provide the best services to its customers at the fastest possible time. All of the Bank's branches operated on an online and real-time basis through the use of ICBS. At the same time, Bank Buana also sought to improve its services and delivery systems by developing, through the assistance of VISA International, the Buana Visa Electron and Buana Visa Card. Bank Buana also was able to innovate, develop, and introduce a number of technology-based products that seeks to provide the most effective and efficient means of transacting and delivery. These services, which serve as a vital delivery channel, include Buana Mobile Banking, Buana Call Center, Buana Info Service, additional features for Buana Visa Card holders for use with the Buana ATM, and electronic payments and purchases.

- Buana Mobile Banking seeks to provide the customer with the ability to electronically transact with the Bank from any place and at any time. This provides the flexibility and ease that its customers sought for.

- Buana Call Center provides its customers the ability to directly contact the Bank at any time and place by means of either a cellular or fixed line phone. This service was launched on November 1, 2004.

- Buana Info Service provides the customer information regarding a transaction with the bank via Short Messaging Service (SMS), Facsimile, or e-mail that was launched on October 26, 2004.

- A number of additional features for the application of Buana Visa Card with the Buana ATM were introduced in November 1, 2004, which included Cash Advance and access to Billing Inquiry.

- Bank Buana also has developed and constantly strives to improve upon services whereby its customers can pay its utilities charges, taxes, or top up pre-paid cellular phones electronically.

In addition to this, **Bank Buana also developed and introduced a number of features and expanded the number of ATM networks in a number of locations.** The Bank introduced Visa Plus and ALTO networks to its ATM's in January 2004 and is currently seeking to link up with ATM Bersama. All this is meant to provide the ease of use and flexibility that its customers demand. As a result, relationships with existing customers are maintained, new depositors are on the rise and maintain its operational efficiency and effectiveness. Bank Buana's Electronic Banking has also introduced the use of Interactive Voice Record or IVR in November 2004.

Electronic Banking in Bank Buana serves as a vital delivery channel that covers:

- Teller
- Buana Mobile Banking
- ATM Buana
- Visa Plus
- ALTO (ATM Sharing)
- IVR & Call Center

Bank Buana's electronic banking Products to date, include the following:

- Buana Mobile Banking
    - Single Bank
    - Multi Bank (MMBS)
- Buana Visa Electron
- Buana Call Center
- Buana Visa Card
- Payment of Bills and Purchases
    - Payment of Telkom charges via Teller, ATM, Mbank, Autodebit
    - Payment of Electricity and power charges (PLN) : via Teller, Mbank, Autodebit
    - Telkomsel
        - Halo
        - Simpati
    - Satelindo
        - Matrix
        - Mentari

The Bank's recent expansion and success with electronic banking are, in large part, spurred on by the tireless efforts of its Information Technology (IT) Division. The Division is clearly dedicated to provide systems and innovations to support efficient operations, provide data and information to support Management's decision-making and to develop and introduce strategic tools for competing.

Innovations and technology developed by the IT Division are wholly borne out of the customer's desires and expectations as exemplified by the Bank's motive of venturing into ATM.

In 2004, IT, along with other divisions and related business units within the Bank, had successfully developed and introduced a number of systems and applications that are meant to benefit the following banking services and products:

1. Core Banking
2. Card System
3. Mbank System
4. Visa Electron, Middleware & ATM
5. Call Center System
6. PIN Generate: HSM Racal

The prospect for electronic banking at Bank Buana in 2005 is good considering that the Bank has built the capacity and capability to develop and improve upon its current line of services and products for the benefit of its customers. The Bank continuously and has consistently strive to improve and provide the best quality of service to its customers, and for 2005 has earmarked plans to launch the following products and services:

1. Buana Mobile Banking Plüs which provides access to banking services by cellular phone users through GPRS and SMS services.
2. Cooperation with ATM Bersama (joint ATM) network.
3. Cooperation with ATM networks of other banks.
4. The use of a single number for Buana Call Center throughout Indonesia.
5. Development and introduction of new features to its Call Center services that include access to information by Buana Visa Card holders.
6. Launch of Internet Banking services.

Treasury and International Banking:

Broadening Our Horizons through Increased Trade and Cross Border Transactions

In terms of manpower and the number of customers, Treasury Services at Bank Buana may be relatively small compared to the Bank's SME, consumer or electronic banking. However, Treasury and international banking services plays a vital role that may, in future, lead to further growth.

The Treasury Division at Bank Buana continues to play the vital role of ensuring liquidity and optimally gain returns through investment opportunities in money market and foreign exchange transactions available in the market. There are basically two types of activities that Treasury Division is actively involved with and this involves commercial and trading deal. An overall majority of Treasury's activities or approximately 65% of all transactions in 2004 involved commercial deals wherein the Treasury Division undertook forward and swap contracts on behalf of its customers, the majority of which are SME/Retail customers. Treasury Division did not specifically offer a new product in 2004. However, its transactional performance increased compared to the same period in 2003.

In its transactions, Treasury Division consistently adheres to the Bank's overall principles of prudent banking. Bank Buana is known as an active player in the market, yet it is not an aggressive one. To minimize its exposure to losses, risk management practices and mechanisms are applied and strictly enforced. This is to ensure that the said division transacts within the boundaries and limits set forth by the management. Risk management guidelines and practices are particularly applied with respect to its foreign exchange, money market, or debt instrument activities for hedging purposes. The Bank also applies and adheres to specific limits that it has developed and applied for specific transactions such as cut loss limit, foreign exchange limit, money market limit, overnight open position limit and others.

Bank Buana's Treasury Division is an important source of information for other operational units and functions within the Bank, such as that required by its Marketing and Operation Divisions. Treasury Division provides the latest trends and information regarding the movements of interest and foreign exchange rates.

The Treasury Division generates fee-based income for the services it renders through a transaction on behalf of the client. In addition to this, Treasury Division is also entrusted surplus funds and third party funds that, in turn, places or transacts in either the money markets, fixed income instruments or swap transactions either for the purpose of enhancing liquidity, profit or for hedging.

Human Resources:

Continuously Striving for Excellence

Human Resources play a vital and strategic role in the overall operations of the Bank. This is especially true as the Bank is closely identified as the Retail Bank that seeks to provide the best quality of service to its customers and ensure personalized services. Therefore the selection and subsequent training of personnel that will serve in the interest of the institution itself is critical. Bank Buana clearly realizes this and has placed substantial effort and capital to improve the level and quality of expertise it has within its possession. The Bank regularly provides in house and external training for both its staff and management. These training programs benefits the Bank for it provides knowledge capital for the Bank as well as exposure to new ideas and techniques. Training programs also serve as an avenue for its employees to improve and enhance chances for mobility within the ranks. On the basis of the Decision of the Director of Bank Indonesia No.31/310/KEP/DIR, Bank Buana places particular emphasis on hiring not only the right number and quality of people within its ranks but also to provide the tools and knowledge base for all its employees.

One of the critical objectives of Bank Buana in 2004 is to seek ways to refine and improve the quality of service and delivery in the form of customer service and teller services. One method for doing this is through training. Bank Buana has routinely carried out Service Excellence Training for its employees.


JUARA HARAPAN SATU
BUANA INNOVATOR AWAR
Rp. 2 juta
JUARA KETIGA
BUANA INNOVATOR AWARD
Rp. 3 juta
PT. BANK BUANA INDONESIA TBK
JUARA PERTAMA
BUANA INNOVATOR AWARD
Rp. 10 juta
front liner

Another method for providing the basis for excellence within the Bank and its employees is by both rewarding exemplary performance and providing the basis and standards for its employees to exemplify. Bank Buana regularly carries out, on an annual basis, the selection of the best front liner. The Best Front Liner Award was created as a means to motivate and improve the quality of services by the Bank's front line employees as well as to increase the knowledge and standardize the skills of all of Bank Buana employees in all its offices throughout Indonesia. The Best Front Liner Award program began in 2003 and was initially implemented only within the branches and sub branches of Jakarta. However, the program has eventually involved all the other branches and sub branches outside of Jakarta. Bank Buana has in place a system to monitor the effectiveness of each training program accorded to its employees whereby those that successfully apply what has been gained through such training sessions for the benefit of the Bank is duly regarded for promotion. This type of rewards system motivates employees to partake of the training provided by the Bank as a means for upward mobility within the Bank.

Another initiative that is meant to award exemplary performance shown by its employees while, at the same time, motivate other employees to strive for excellence is the Buana Innovator Award. Bank Buana believes that innovation is an important element for success. By awarding innovative ideas from its own employees, the Bank hopes that this award motivates other employees to innovate new techniques, methods and ideas that will benefit the Bank and its customers. Participated by over 140 employees, the Buana Innovator Award 2004 was selected by a panel of jurors and the Bank's management. The ultimate winner of the prize was the originator of the Buana Loyalty Club (BLC) concept. The BLC seeks to mutually benefit the Bank and its customers by seeking to maintain, if not intensify, close relations between the Bank and its customers through personalized services.

Bank Buana currently has, as of December 31, 2004, over 5,000 employees whose breakdown, in terms of rank, educational background, and gender, are shown in the table below:

BREAKDOWN OF EMPLOYEES BY RANK, EDUCATION AND GENDER
As of 31 December 2004

	Description	No. of Employees	%
I.	**Grade**		
	1. Executive Vice Presidents	3	0.06
	2. Top Executives	46	0.90
	3. Middle Executive	1,034	20.30
	4. Staff and Non Staff	4,010	78.74
	Total	**5,093**	**100.00**
II.	**Level of Education**		
	1. Graduate Degree	12	0.23
	2. Undergraduate Degree	1,364	26.78
	3. Associate Degree Holders	639	12.55
	4. Primary to Secondary Level	3,078	60.44
	Total	**5,093**	**100.00**
III.	**Gender**		
	Male	3,023	59.36
	Female	2,070	40.64
	Total	**5,093**	**100.00**

In 2005, Bank Buana expects the challenges in Human Resources to be more demanding and challenging at the same time. The emphasis will still be to strive for excellence and to be the best retail bank in Indonesia. At the same time, with increasing demands for banks in Indonesia to be at par with international standards, Bank Buana will likely enroll an increasing number of its employees in training programs with a global outlook. In this respect, it is likely that Bank Buana will benefit and utilize the opportunities to share and learn from both IFC and UOB whose technical and regional expertise will substantially benefit the Bank.

Social Responsibility:

Championing the Cause of Our Communities and Social Welfare

Bank Buana strongly believes in the importance that it sources back to the public the rewards, benefits and profits it has received. Social Responsibility is not only a terminology lightly used within the Bank but a long-standing commitment. One of the key milestones in respect to its commitment to social responsibility is the success development of Sasana Tinju Bank Buana (Bank Buana Boxing Camp) in Semarang. Sasana Tinju Bank Buana was formed in 1982 in Semarang and counts on Bank Buana as its biggest supporter in its efforts to produce world-class boxing champions. Bank Buana regularly contributes much-needed funds not only for the facilities themselves but also to the hopes and dreams of young underprivileged boxers that seek the chance and the direction to become champions.

Bank Buana does not only contribute to the public good in terms of financial support but also physical and material support as well. One fine example of such contribution by the Bank and its employees was the blood drive, which the Bank carried out in February 2004. The Blood Drive was part of its "Healthy Month with Bank Buana" campaign that was launched in the same month and was meant as Bank Buana's contribution and effort that involved close to 300 employees to assist the Indonesian Red Cross for the victims of the Dengue Fever outbreak.


Because We Care
BAKTI SOSIAL
DALAM RANGKA HUT KE 30 TH.

Bank Buana also carried out programs that aim to solidify relationships for employees of the Bank and its stakeholders through specific social and religious events such as the Program Buka Puasa that the Bank held during the Moslem fasting month in October 2004 whereby the Bank initiated a feast to mark the end of the fast was routinely held during the holy month of Ramadan. Another example was the celebration of the Idul Adha 1424 H in February 2004, when Bank Buana donated 6 cows for the sacrificial rituals hosted by the Bank at several places in Jakarta. These sacrificial rituals are routinely carried out each year under the coordination of Bank Buana's Employee Union.

In addition to this, a program was carried out whereby packages containing food and other edible items or Sembako were distributed to all of the Bank's Office Boys, Technicians, and Drivers throughout Indonesia in the months of November and December 2004.

In its effort to improve the livelihood of the underprivileged, especially the plight of the orphaned and street children, Bank Buana visited 15 orphanages during the months of November and December 2004 to donate hundreds of packages containing food, daily necessities and school supplies.

To help the victims of the earthquake and tsunami disaster that struck parts of Aceh and North Sumatra in December 2004, Bank Buana carried out the "Buana Peduli Korban Tsunami" fund and assistance drive that succeeded in amassing Rp 627,500,000 donated by employees and customers of Bank Buana. The Bank also donated Rp 2,000,000,000, - through Bank Indonesia and the Government. Also in its efforts to alleviate the suffering and plight of the victims of the recent Tsunami disaster, Bank Buana and the Indonesian Red Cross (Palang Merah Indonesia-PMI), supported by numbers of local artist carried out a blood donation involving an estimated 300 participants.

These are just a few examples of the many activities and efforts that the Bank carries out to reach out to the public. With its commitment to the Small and Medium Enterprises and the championing of the underprivileged, Bank Buana will continue to contribute and mobilize its financial, material, and physical support towards the welfare of the community.

• **Corporate Governance:**	Policies and Procedures Based on International Best Practices
• **Risk Management:**	Compliance with Bank Indonesia's Eight Major Risks Areas
• **Compliance:**	Enhanced IT Platforms for Internal Controls, KYC Issues and Bank-wide Compliance
• **Audit, Systems and Procedures:**	Coordination and Integration of Internal and External Audit and Systems and Procedures



Compliance and Control

Corporate Governance:

Policies and Procedures Based on International Best Practices

Good Corporate Governance (GCG) continued to be a major priority for the Bank's supervisory and management boards in 2004. In 2004, Bank Buana successfully institutionalized manuals on GCG. As a publicly listed bank, which has increasingly gained the attention of the international investment community, Bank Buana clearly recognizes the importance of Corporate Governance, and its role in building and enhancing long-term shareholder value. In line with the Indonesian Code of Good Corporate Governance, Bank Buana has begun to adopt and implement the key principles of Good Corporate Governance, which include managing professionally with transparency, accountability and integrity; providing stakeholders with accurate and timely information on the company; and building long-term shareholder value. Primary requirements of compliance to the aforementioned code of Good Corporate Governance include the appointment of Independent Commissioners, the establishment of the Audit Committee and the active roles of various management committees. All of these requirements have been fully complied by Bank Buana.

Strategies Set and Supervised by Independent Boards

A key aspect of Bank Buana's corporate governance is an independent Board of Commissioners and Board of Directors, both of which are chaired by an independent Chairman and a President Director who do not own any shares of the Bank. The Board of Commissioners are responsible for overseeing the course and activities of the Bank, while the Board of Directors set the strategies and policies of the Bank and the execution thereof in line with the business objectives of the Bank. Strategies are defined as short- to medium-term strategic plans that are reviewed yearly during annual budget exercises. The business objectives of the Bank are medium-term - typically 3-year - business plans, which, among other things, are required by Bank Indonesia as part of the statutory disclosure of a bank to determine its business viability over the long run. As part of good corporate governance, Bank Buana has both its short-term strategic plans as well as long-term objectives in place, as it continues to pursue sustainable growth for many years to come.

The current Board of Commissioners comprises four non-executive commissioners, of whom the Chairman is an independent commissioner with no ownership ties whatsoever to the Bank, with one other independent Commissioner serving as the Chairman of the Audit Committee. The Board of Directors comprises eight Directors, one of whom is the Compliance Director, who carries out the duties of the chief compliance officer of the Bank under the directives and guidelines of Bank Indonesia.

Audit Committee

In their supervisory roles, the Board of Commissioners is assisted by the Audit Committee whose members are appointed by, and are responsible to, the Board of Commissioners. The Audit Committee assists Commissioners in discharging their duties of maintaining a sound and adequate system of internal controls within the Bank to safeguard both its assets and stockholders' equity. This includes reviewing the Bank's monthly, quarterly, semiannual and annual financial statements in order to ensure compliance with the generally accepted accounting standards in Indonesia as well as disclosure requirements and guidelines of Bank Indonesia, the Indonesian Capital Market Supervisory Board (Bapepam) and the Stock Exchange. The Audit Committee also supervises the work of the Internal

Audit Working Unit, reviewing both the audit policies as well as its implementation, ensuring adequate coverage in the scope of audit works, and coordinating audit works with external auditors. The Audit Committee investigates and reports to the Board of Commissioners on all matters requiring the Board's attention.

Management Committees

In managing the course and direction of the Bank, the Board of Directors is assisted by several management committees responsible for their respective areas. As at year-end 2004, they comprise of the Risk Management Committee, Credit Policy Committee, Credit Committee, Asset and Liability Committee, Information and Technology Committee and the Human Resources Committee. Together, these Committees, Directors and Senior Managers of the Bank form the core of the Bank's operations, financial, risk and administrative management. The committees help define adequacy of risk management, operational controls, compliance with statutory regulations, quality of earning assets, work efficiency, level of customer service, technological proficiencies, recruitment and career development, and employee remuneration policies, throughout Bank Buana.

Board Meetings

Board meetings between commissioners and directors are held quarterly or everytime considers necessary to review the Bank's operations. Meetings among members of the Board of Directors and Executive Vice Presidents are done on a weekly basis, while meetings among members of the Board of Directors and Senior Managers of the Bank are done once every month. Additional meetings are held quarterly and semiannually to review financial results as well as the achievements of business targets. Meetings between the Board of Commissioners and the Audit Committee take place at least twice a month, and can be convened immediately in a contingency situation.

In 2004 the Board of Commissioners carried out frequent Board Meetings attended by all the members of the Board. In addition to this, the Board of Directors also carried out 44 Board of Directors Meetings in 2004. The Bank also has a number of Committees that were specifically formed to assist the Board in determining the course or policies that the Bank should take pertaining to specific areas of the Bank's operations. Each Committee is represented by a minimum of one member of the Board of Directors. As of 2004, Bank Buana have 6 Committees, namely:

1. Risk Management Committee;
2. Credit Policy Committee;
3. Credit Committee;
4. Assets and Liabilities Committee;
5. Information and Technology Committee; and
6. Human Resource Committee.

In 2004, the Bank also carried out several Joint Meetings between the Board of Commissioners and the Board of Directors. The Bank is committed to increase and close interaction between the Boards and the frequency for such meetings will be more intensified in 2005.

Compliance

Bank Buana makes sure that all of its banking policies and operations adhere fully to prevailing laws and regulations. In fact, one of the cornerstones of Bank Buana's corporate governance lies in its compliance with statutory laws and regulations governing the banking industry, the capital markets and corporation in general. Even at the height of the Asian financial crisis, when a considerable number of banks in Indonesia at the time could not maintain their solvency, Bank Buana's compliance towards key banking standards such as capital adequacy ratio, legal lending limit and net open positions never fell short of their statutory requirements. Today, they continue to form a key and important foundation for the Bank's continuing growth for the long term.

Transparency and Disclosure Policies

Bank Buana has long recognized the need for transparency and open management style that represent some of the hallmarks of the close ties that the Bank enjoys with customers and employees alike. Since becoming a public bank in 2000, Bank Buana has recognized even more the importance of informing shareholders of all major developments of the Bank on a regular and timely basis. The Corporate Secretary is responsible for carrying out an effective investor relations program offering open channels of communications to shareholders and the investment community. Aside from the Annual General Meeting forum and the Annual Report, shareholders have access to quarterly financial statements and other information presented on the Bank's official website, www.bankbuana.com, and published in various printed media as required by the authorities.

The Bank carried out a number of Non-Deal Roadshows in 2004 whose purpose was to promote transparency, interest in the Bank, and gain critical and vital support from both its existing and prospective investors from outside of Indonesia. The Non-Deal Roadshows were generally well attended and received and signified the growing interest that the developed economies increasingly have on emerging markets such as Indonesia. Bank Buana's Roadshows in 2004 included the following:

1. July 2004 in Singapore conducted by PT Mandiri Sekuritas
2. November 2004 in USA coordinated by Merrill Lynch
3. December 2004 in Singapore held by UBS Securities Indonesia

Remuneration of Commissioners and Directors

The policy on remuneration for members of the Board of Commissioners and Board of Directors is contained within the Bank's Articles of Association, and duly exercised as per the covenants of said Articles of Association with the approval of the Annual General Meeting of Shareholders. Bank Buana paid the Commissioners and the Directors an aggregate sum Rp 23.89 billion in gross salaries, allowances and other compensation benefits for services rendered during fiscal year 2004.

Risk Management:

Compliance with Bank Indonesia's Eight Major Risk Areas

Being referred as a prudent bank is a moniker that the Bank is proud to be associated with and it is this unique quality that had successfully attracted depositors and helped it survived various obstacles and challenges posed by the banking crisis of recent years. The Bank ensures prudent banking practices through: 1) effective communications, systems and procedures, 2) close supervision, and 3) adherence to sound risk management practices.

Bank Buana further strengthened its risk management culture in 2004 by conducting numerous training and socialization on risk management, particularly operational risk, throughout its branches. The Bank is also taking steps toward implementing more sophisticated risk management tools to facilitate better decision making for the Bank's Management.

The Bank's Management believes that active, robust risk management is a business imperative for the Bank and understands that this is regarded as being a core competence by its customers, regulators, and other stakeholders. In fact, Bank Buana is one of the few banks in Indonesia that recently had its entire members of the Board of Directors certified through an Intensive Risk Management Program carried out by Bank Indonesia.

Compliance:

Enhanced IT Platforms for Internal Controls, KYC Issues and Bank-wide Compliance

Compliance plays a vital role in ensuring that the Bank operates within the scope of its overall commitment to prudent banking. The Bank's commitment towards these goals is exemplified by the tireless efforts of its Compliance Unit headed by the Compliance Director, which in 2004, notably introduced applications and systems to monitor suspicious transactions (STR), cash transactions (CTR), the updating of customer profiles and provide a Know-Your-Customer (KYC) practice guideline that were formulated in accordance with Bank Indonesia's regulation concerning KYC. The Bank also assigned officers in charge of KYC and Compliance in every branch to ensure that each branch effectively applies the KYC guidelines and adheres to compliance procedures.

In the area of Know Your Customer or KYC, Bank Buana's Compliance Unit carried out numerous in-house training for the Bank's front line staff and other Bank officers. The training seeks to highlight the importance and application of the program ranging from the frontline staff and above. Valuable feedback was received from the frontliners as to the difficulties encountered with KYC. Foremost of the problems dealt with difficulties encountered by Bank officers and staff in securing personal data from a number of either active/dormant customers. KYC is a requirement set forth by Bank Indonesia and is meant as a mechanism to avoid any future occurrences of irregularities on the part of the customer by requiring the Bank to maintain an accurate and updated customer database.

In identifying irregularities, Bank Indonesia believes that irregularities largely occur as a result of three factors which are: 1) lack of comprehension or knowledge of the prevailing rules and regulations, 2) carelessness, or 3) intentionally carried out. To prevent such irregularities, the Compliance Unit is entrusted with the task of monitoring and ensuring that such irregularities does not spread internally. One means for this is through self-assessment whereby the comprehension and understanding of the regulations and rules by a staff or unit will directly affect the overall performance of the team or unit involved.

Challenges Ahead

There are a number of challenges faced by the Bank and the Compliance Unit in the years ahead. The first challenge faced by Bank Buana deals with the new regulations governing risk management and new products as specified within the Annual Working Plan. This will likely pose a challenge itself in the socialization of such a regulation and its eventual implementation.

There may also arise challenges in respect to the scoring and analyzing of the state of the Bank's health on the basis of market risk.

Bank Buana's prudent banking qualities dictates that it awaits clarification from Bank Indonesia regarding new regulations before it launches any new products. This itself may prove to be another challenge.

Audit, Systems and Procedures:

Coordination and Integration of Internal and External Audit and Systems and Procedures

Bank Buana has in place effective and proven audit and systems to support its operations. A bank would not have the capacity to operate effectively if it did not have clear and articulate Systems and Procedures in place. The Research & Development Division carries out the System and Procedures function of the Bank. The Division has a specified task of preparing numerous written guidelines in the form of work plans, SOP's (Standard Operating Procedures), job descriptions, and organizational structures governing methods of work and operations existing within the Bank. In addition to this, it has also been entrusted with the formalization of Decision Letters issued by the Bank's Management.

In 2004, Systems and Procedures does not only formulated numerous new guidelines in written form but also, revise existing ones to meet the needs and requirements of the times and markets. Operational work plans have been formulated and compiled governing the following: Current/ Saving Account, Electronic Banking Transaction, and Compliance Support Systems in line with Bank Indonesia regulations. The Division is also actively involved in the formulation of the Organizational Structure and the compilation of Job Descriptions for working units within the Bank, as well as SOPs required for the unit to operate effectively and within the boundaries set forth by the Bank. The Division also periodically carries out surveys to improve the Bank's systems and procedures as in the case of the survey initiated for some sub-branches recently.

In the years ahead, this Division will likely continue to take an active and vital role in formulating the infrastructure required, in the form of clear guidelines and procedures, for success. The challenges ahead are many in view of the rapid changes in banking technology and landscape but these challenges, if interpreted correctly and articulated clearly through guidelines and procedures, can turn into golden opportunities.

- **Management's Analyses on Results of Operations**
- **Financial Statements**





Financial Information

Management's Analyses on Results of Operations

The following is a brief analysis of the results of operations and financial condition of PT Bank Buana Indonesia Tbk. ("the Bank") in fiscal year 2004. Corresponding financial data from 2003 are presented for comparison and analytical purposes.

RESULTS OF OPERATIONS

Net Income

The Bank booked Rp 283.58 billion of net income in fiscal year 2004, representing an increase of Rp 61.73 billion, or 27.83%, from net income of Rp 221.85 billion in 2003. The increase was mainly attributable to the increase of Rp 188.43 billion in interest income due to the significant decline in interest expenses paid on the Bank's third-party deposits.

Main Profit and Loss Components

December 31 (in billion of Rupiah)	**2004**	**2003**	**Growth**	
	Rp	**Rp**	**Rp**	**%**
Interest Income including Fees and Commissions on Loans	1,497.96	1,559.22	(61.26)	(3.93)
Interest expenses including Government Bank Guarantee Premium Expenses	(623.58)	(873.27)	(249.69)	(28.59)
Net Interest Income	874.38	685.95	188.43	27.47
Other Operating Income	86.96	89.90	(2.94)	(3.27)
Recovery (provision) for Possible Losses on Earning Assets and estimated Losses on Commitment and Contingencies	(15.14)	1.61	(16.75)	(1,040.37)
Other Operating Expenses	(551.62)	(459.66)	91.96	20.01
Operating Income	394.58	317.80	76.78	24.16
Non-Operating Income - Net	18.16	1.48	16.68	1,127.03
Net Income Before Tax	412.74	319.28	93.46	29.27
Tax Expenses	(129.16)	(97.43)	31.73	32.57
Net Income	283.58	221.85	61.73	27.83

Interest Income

Interest Income is derived from the Bank's loan outstanding, marketable securities, and placements and current accounts with other banks, and also includes fees and commissions earned on loans. In 2004, interest income amounted to Rp 1,497.96 billion, a decline of Rp 61.26 billion, or 3.93%, from interest income of Rp 1,559.22 billion in 2003.

Interest Income from loan outstanding registered an increase of Rp 128.65 billion, or 17.29%, from Rp 743.91 billion in 2003 to Rp 872.56 billion in 2004, due mainly to increased loan disbursement during the year. On the other hand, interest income from the Bank's marketable securities portfolio declined by Rp 202.54 billion, or 27.01%, from Rp 749.84 billion in 2003 to Rp 547.30 billion in 2004. The substantial decline mainly reflected the reduction in the Bank's investments in marketable securities and particularly in Bank Indonesia Certificate (SBI), as well as due to the continuing decline in SBI interest rate throughout 2004.

Interest Expenses

Interest expenses, including Government bank guarantee premium expenses, amounted to Rp 623.58 billion in 2004, representing a decline of Rp 249.69 billion, or 28.59%, from interest expenses of Rp 873.27 billion in 2003, due mainly to lower interest rates on deposits during 2004, compared to the year 2003. Interest paid on the Bank's third-party deposits comprising current account, savings and time deposits, represented the bulk of interest expenses, and amounted to Rp 558.53 billion, or 89.57% of total interest expenses in 2004.

Net Interest Income

Net interest income in 2004 amounted to Rp 874.38 billion, representing an increase of Rp 188.43 billion, or 27.47%, from net interest income of Rp 685.95 billion in 2003. The ratio of net interest income to average earning assets increased to 6.19% in 2004, compared with 5.48% in 2003.

Table of Interest Revenue and Expenses

December 31 (in billion of Rupiah)	2004		2003		Growth	
	Rp	%	Rp	%	Rp	%
Interest Revenue						
Loans Receivable	872.56	58.25	743.91	47.71	128.65	17.29
Placement with other Banks	10.34	0.69	13.69	0.88	(3.35)	(24.47)
Marketable Securities :	547.30	36.54	749.84	48.09	(202.54)	(27.01)
Bank Indonesia Certificate	222.90	14.88	597.70	38.33	(374.80)	(62.71)
Other Marketable Securities	324.40	21.66	152.14	9.76	172.26	113.22
Demand Deposits with other Banks	2.48	0.16	0.25	0.02	2.23	892.00
Commissions	65.28	4.36	51.53	3.30	13.75	26.68
Total Interest Revenue	**1,497.96**	**100.00**	**1,559.22**	**100.00**	**(61.26)**	**(3.93)**
Interest Expenses						
Demand Deposits	81.85	13.13	101.70	11.65	(19.85)	(19.52)
Saving Accounts	211.33	33.89	313.07	35.85	(101.74)	(32.50)
Time Deposits	265.35	42.55	408.99	46.83	(143.64)	(35.12)
Deposits from other Banks	11.92	1.91	14.70	1.68	(2.78)	(18.91)
Bank Guarantee Premium Expenses	31.43	5.04	29.16	3.34	2.27	7.78
Subordinated Bonds	18.66	2.99	-	-	-	-
Others	3.04	0.49	5.65	0.65	(2.61)	(46.19)
Total Interest Expenses	**623.58**	**100.00**	**873.27**	**100.00**	**(249.69)**	**(28.59)**

Other Operating Income

Other Operating Income in 2004 amounted to Rp 86.96 billion, representing a decline of Rp 2.94 billion, or 3.27%, from other Operating Income of Rp 89.90 billion in 2003. The decline in other Operating Income mainly reflected the decline in gain from the market value of trading account securities held from Rp 11.07 billion in 2003 to Rp 1.85 billion in 2004.

Other Operating Expenses

Other Operating Expenses amounted to Rp 551.62 billion in 2004, an increase of Rp 91.96 billion, or 20%, from other operating expenses of Rp 459.66 billion in 2003. The major components of other operating expenses were personnel expenses and general and administrative expenses, which accounted for 43.57% and 48.62%, respectively, of total other operating expenses in 2004.

Personnel expenses increased by Rp 22.50 billion from Rp 217.86 billion in 2003 to Rp 240.36 billion in 2004, mainly reflecting routine increases in employee salaries and benefits.

General and Administrative expenses increased by Rp 47.02 billion from Rp 221.18 billion in 2003 to Rp 268.20 billion in 2004, mainly due to increases in gratuities, repair and maintenance, and professional services expenses in 2004.

Provision for (Reversal of) Loss Allowances

The Bank set aside Rp 15.14 billion in Provision for Possible Losses on Earning Assets and estimated losses on Commitments and Contingencies in 2004, primarily in line with the 47.24% increase in loan outstanding from Rp 5,336.34 billion at year-end 2003 to Rp 7,857.07 billion at year-end 2004. In 2003, the Bank booked a loss provision reversal of Rp 1.61 billion.

Table of Other Operating Income

December 31 (in billion of Rupiah)	2004		2003		Growth	
	Rp	**%**	**Rp**	**%**	**Rp**	**%**
Other operating income						
Gain on foreign exchange transactions - Net	12.20	14.03	13.97	15.54	(1.77)	(12.67)
Fees and commissions on non-credit transactions	40.85	46.97	41.67	46.35	(0.82)	(1.97)
Unrealized gain from changes in fair value of marketable securities held for trade	1.85	2.13	11.07	12.31	(9.22)	(83.29)
Gain on sale of marketable securities and on matured securities	3.27	3.76	4.02	4.47	(0.75)	(18.66)
Other Income - Net	28.79	33.11	19.17	21.33	9.62	50.18
Total	**86.96**	**100.00**	**89.90**	**100.00**	**(2.94)**	**(3.27)**
Recovery (Provision) of allowance for losses on loans and other earning assets - Net	(15.14)	-	1.61	-	16.75	1,040.37
Other operational expenses						
Personnel Expenses	(240.36)	43.57	(217.86)	47.39	22.50	10.33
Building	(43.06)	7.81	(20.62)	4.49	22.44	108.86
General and Administrative	(268.20)	48.62	(221.18)	48.12	47.02	21.26
Total	**(551.62)**	**100.00**	**(459.66)**	**(100.00)**	**91.96**	**20.00**
Total Other Operating Income and Expenses - Net	**(479.80)**		**(368.15)**		**111.65**	**30.33**

FINANCIAL POSITION

As at year-end 2004, Total Assets of the Bank amounted to Rp 16,353.68 billion, while its total Liabilities and Shareholders' Equity amounted to Rp 14,451.78 billion and Rp 1,901.90 billion, respectively. These amounts represent increases of 14.08%, 14.23% and 12.99%, over their respective positions a year earlier.

Earning Assets

Total Earning Assets of the Bank amounted to Rp 14,977.36 billion at year-end 2004, representing an increase of Rp 1,791.57 billion, or 13.59%, from Rp 13,185.79 billion in 2003.

Table of Earning Assets

December 31 (in billion of Rupiah)	**2004**		**2003**		**Growth**	
	Rp	**%**	**Rp**	**%**	**Rp**	**%**
Demand deposits with other banks	84.29	0.56	63.85	0.48	20.44	32.01
Placement with other banks	542.75	3.62	652.30	4.95	(109.55)	(16.79)
Marketable securities :	5,943.83	39.69	6,633.93	50.31	(690.10)	(10.40)
Bank Indonesia Certificate	2,288.22	15.28	3,836.87	29.10	(1,548.65)	(40.36)
Other Marketable securities	3,655.61	24.41	2,797.06	21.21	858.55	30.69
Securities purchased under re-sell agreements	511.96	3.42	478.03	3.63	33.93	7.10
Loans outstanding	7,857.07	52.46	5,336.34	40.47	2,520.73	47.24
Derivative payable, acceptances payable and investment	37.46	0.25	21.34	0.16	16.12	75.54
Total	**14,977.36**	**100.00**	**13,185.79**	**100.00**	**1,791.57**	**13.59**

Loan Outstanding

Total loan outstanding as at year-end 2004 amounted to Rp 7,857.07 billion, representing a sharp increase of Rp 2,520.73 billion, or 47.24%, from Rp 5,336.34 billion a year earlier, mainly due to increased loan disbursement to the trading, hotel and restaurant and to the manufacturing sectors. Loan disbursement to these two sectors amounted to Rp 5,359.04 billion, or 68.21% of total loan outstanding as at year-end 2004.

Table of Loans Disbursement by Economic Sector

December 31 (in billion of Rupiah)	2004		2003		Growth	
	Rp	%	Rp	%	Rp	%
Agriculture and Agriculture Infrastructure	56.91	0.72	38.40	0.72	18.51	48.20
Mining	18.67	0.24	0.68	0.01	17.99	2,645.58
Manufacturing	2,035.71	25.91	1,229.10	23.03	806.61	65.63
Electricity, Gas and Water	7.96	0.10	3.12	0.06	4.84	155.08
Construction	239.67	3.05	124.50	2.33	115.17	92.51
Trading, Restaurant and Hotel	3,323.33	42.30	2,486.15	46.59	837.18	33.67
Transportation, Distribution and Communication	269.79	3.43	168.91	3.17	100.88	59.72
Business Services	903.38	11.50	544.89	10.21	358.49	65.79
Social Services	61.11	0.78	51.13	0.96	9.98	19.52
Others	940.54	11.97	689.46	12.92	251.08	36.42
Total	**7,857.07**	**100.00**	**5,336.34**	**100.00**	**2,520.73**	**47.24**

The Bank offers a wide range of loan facilities to meet the different needs of its customers. With many of these customers being in the commercial segment, they have a need for an overdraft facility to handle their day-to-day payment transactions. As at year-end 2004, overdraft facilities amounted to Rp 3,714.34 billion, and accounting for 47.27% of the Bank's total loan outstanding.

Table of Loans Disbursement by Loan type

December 31 (in billion of Rupiah)	2004		2003		Growth	
	Rp	%	Rp	%	Rp	%
Current Account Overdrafts	3,714.34	47.27	2,809.88	52.66	904.46	32.19
Promissory Loans	599.03	7.62	198.57	3.72	400.46	201.67
Import Loans	45.10	0.57	30.53	0.57	14.57	47.72
Fixed Loans	365.57	4.65	205.51	3.85	160.06	77.88
Installment Loans	992.31	12.63	878.69	16.47	113.62	12.93
Housing Loans	620.89	7.90	397.29	7.44	223.60	56.28
Investment Loans	1,154.46	14.69	495.33	9.28	659.13	133.07
Exim VI Loans	0.02	0.00	0.05	0.00	(0.03)	(60.00)
Motor Vehicle Loans	278.30	3.54	267.71	5.02	10.59	3.96
Export Loans	17.80	0.23	24.50	0.46	(6.70)	(27.34)
Multi-purpose Loans	13.23	0.17	9.34	0.17	3.89	41.69
Employee Loans	3.10	0.04	4.32	0.08	(1.22)	(28.21)
Syndicated Loans	25.60	0.33	0.83	0.02	24.77	2,984.34
Micro Business Loans	2.30	0.03	2.99	0.06	(0.69)	(23.20)
Credit Card Loans	25.02	0.33	10.80	0.20	14.22	131.69
Total	**7,857.07**	**100.00**	**5,336.34**	**100.00**	**2,520.73**	**47.24**

Working capital loans amounted to Rp 5,754.22 billion, or 73.24% of total loan outstanding as at year-end 2004. This represented an increase of Rp 1,616.66 billion over the amount a year earlier.

Table of loans Disbursement by Usage

December 31 (in billion of Rupiah)	2004		2003		Growth	
	Rp	%	Rp	%	Rp	%
Working Capital	5,754.22	73.24	4,137.56	77.54	1,616.66	39.07
Investment	1,162.31	14.79	509.32	9.54	652.98	128.21
Consumption	940.54	11.97	689.46	12.92	251.09	36.42
Total	**7,857.07**	**100.00**	**5,336.34**	**100.00**	**2,520.73**	**47.24**

Third-Party Funding

Total third-party funds as at year-end 2004 amounted to Rp 13,420.17 billion, representing an increase of Rp 1,115.45 billion, or 9.07%, over the amount a year earlier at Rp 12,304.72 billion. In nominal amount, the largest increase was registered by demand deposit and savings accounts with Rp 421.42 billion and Rp 419.98 billion, respectively. However, time deposits still account for the largest component at 37.88% of the Bank's total third-party funds.

Table of Composition and Total Third-Party Account

December 31 (in billion of Rupiah)	2004		No. of Account	2003		No. of Account
	Rp	%		Rp	%	
Demand Deposit	3,569.67	26.60	29,276	3,148.25	25.59	29,654
Savings Account	4,767.14	35.52	149,164	4,347.16	35.33	153,214
Time Deposit	5,083.36	37.88	34,423	4,809.31	39.08	40,783
Total	**13,420.17**	**100.00**	**212,863**	**12,304.72**	**100.00**	**223,651**

BANK SOUNDNESS

The banking sector in Indonesia is regulated by Bank Indonesia as the central bank which, among other things, determines the level soundness of bank operations in terms of capital adequacy, earning asset quality, legal lending limit, net open position and liquidity.

Capital Adequacy

In 2004, the increase in the Bank's risk-weighted assets corresponding to the growth of its loan portfolio during the year was matched on the other hand by the increase in its Tier-II capital as a result of the issuance of subordinated bonds in 2004. Consequently, the Bank had a capital adequacy ratio (CAR) of 22.12% as at year-end 2004, relatively unchanged from its position of 22.32% a year earlier.

Table of Calculation and Breakdown of CAR

December 31 (in billion of Rupiah)	**2004**	**2003**	**Growth**
	Rp	**Rp**	**Rp**
Tier I Capital			
Paid-up Capital	1,247.03	1,247.03	-
Additional paid-up capital - Net	91.83	91.83	-
Difference in value of restructuring transactions with entities under common control	(6.22)	(6.22)	-
Unrealized gain (loss) on increase (decrease) in market value of marketable securities available for sale	6.59	4.97	1.62
General reserves	25.00	20.00	5.00
Previous years net income	141.21	(12.36)	153.57
Current year income - Net	140.07	91.46	48.61
Subtotal	**1,645.51**	**1,436.71**	**208.80**
Tier II Capital			
Revaluation increment on fixed assets	103.28	103.28	-
Allowance for possible losses on earning assets			
Borrowed capital	97.78	74.60	23.18
Subordinated bonds	300.00	-	300.00
Subtotal	**501.06**	**177.88**	**323.18**
Total Capital (Tier I and Tier II)	**2,146.57**	**1,614.59**	**531.98**
Long-term investments	(0.03)	(0.33)	0.30
Total Capital	2,146.54	1,614.26	532.28
Total Risk Weighted Assets	9,703.91	7,231.70	2,472.21
CAR (Bank)	22.12%	22.32%	-
Percentage of Tier-I capital	16.96%	19.87%	-
CAR (BI requirement)	8.00%	8.00%	-

Earning Asset Quality

As at year-end 2004, provision for possible losses on earning assets amounted to Rp 120.54 billion, or 0.80% of the Bank's total earning assets. The corresponding figures in 2003 were Rp 90.59 billion and 0.69%, respectively.

Table of Loan Quality Classification

December 31 (in billion of Rupiah)	2004		2003	
	Rp	%	Rp	%
Current	7,420.19	94.21	5,055.28	94.73
Special Mention	328.74	4.18	235.22	4.41
Substandard	108.77	1.38	25.62	0.48
Doubtful	9.13	0.12	11.65	0.22
Loss	8.24	0.11	8.57	0.16
Total	**7,857.07**	**100.00**	**5,336.34**	**100.00**
Total Non Performing Loans	126.15		45.84	
NPL ratio	1.61%		0.86%	

The amount of non-performing loans (substandard, doubtful and loss categories) was Rp 126.15 billion at year-end 2004, accounting for 1.61% of the bank's total loan outstanding, compared to non-performing loan (NPL) ratio of 0.86% in 2003. In both years, the Bank's NPL ratios are well below the maximum limit stipulated by Bank Indonesia for non-performing loans (net of loss provisioning) of 5% of total loans.

Table of Allowance for Possible Losses on Loans

December 31 (in billion of Rupiah)	2004	2003
	Rp	Rp
Beginning balance	(68.51)	(47.82)
Provision during the year	(16.72)	(2.52)
Loans written off	5.69	1.33
Recovery of loans previously written off	(19.12)	(19.54)
Exchange rate differences	(0.15)	0.04
Balance at end of year	(98.81)	(68.51)

The balance in loan loss provisioning as at year-end 2004 amounted to Rp 98.81 billion, or 1.26% of total loan outstanding, compared to 1.28% as at year-end 2003.

Legal Lending Limit

In disbursing loans to the retail sector and medium scale businesses, the Bank has always stayed within the stipulated limits. The largest loan to a single debtor group was Rp 137.87 billion, which accounted for 1.75% of total loan outstanding or 6.44% of equity. Meanwhile, loans to affiliated parties, including employees of the Bank, accounted for 0.76% of the Bank's total loan disbursement as at year-end 2004.

Table of Major Loans to Debtors

(in billion of Rupiah)	Group Debtor			Individual Debtor		
No	Outstanding Loan (Rp)	Total Facility (Rp)	Total Facility/ Equity (%)	Outstanding Loan (Rp)	Total Facility (Rp)	Total Facility/ Equity (%)
1	137.87	138.20	6.44	33.60	41.71	1.94
2	125.00	125.00	5.82	31.14	31.42	1.46
3	106.08	122.78	5.72	17.08	24.11	1.12
4	109.25	109.25	5.09	22.42	22.46	1.05
5	90.16	95.16	4.43	12.42	14.81	0.69
6	91.10	94.40	4.40	12.52	13.67	0.64
7	88.12	91.44	4.26	13.09	13.61	0.63
8	47.86	78.64	3.66	11.86	13.34	0.62
9	74.16	74.50	3.47	6.75	11.75	0.55
10	46.50	55.35	2.58	9.91	10.17	0.47
11	49.09	54.43	2.54	4.87	10.60	0.49
12	52.68	54.39	2.53	9.80	9.99	0.46
13	48.16	51.69	2.41	7.58	9.23	0.43
14	50.00	50.00	2.33	9.17	9.17	0.43
15	40.78	48.41	2.26	8.36	9.00	0.42
16	43.34	43.35	2.02	7.91	8.55	0.40
17	33.60	41.71	1.94	7.20	8.45	0.39
18	37.41	39.05	1.82	8.31	8.36	0.39
19	36.58	36.58	1.70	7.42	8.35	0.39
20	24.91	34.34	1.60	7.68	8.00	0.37
Total	**1,332.65**	**1,438.67**		**249.09**	**286.75**	

Net Open Position

The Bank's Net Open Position (NOP) as at year-end 2004 was Rp 13.75 billion, or 0.64% of its equity in nominal amount, while its corresponding position at year-end 2003 was at 0.71% of equity. In 2004 as well as in 2003, the Bank's NOP are well below Bank Indonesia's stipulation of 20% maximum of equity.

Liquidity

As at year-end 2004, the Bank had liquidity reserves of Rp 3,396.87 billion, comprising Rp 126.52 billion in cash and cash equivalents, Rp 982.13 billion in demand deposit placements with Bank Indonesia and with other banks, and Rp 2,288.22 billion in Bank Indonesia Certificates (SBI). These liquid reserves represented 25.31% of the Bank's third-party funds at year-end 2004. The amount of demand deposit placement with Bank Indonesia of Rp 897.84 billion was adequate to meet Bank Indonesia's regulation regarding the minimum current account requirement of 7% and 3% of the Bank's third-party funds in rupiah and foreign currency, respectively.

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PT BANK BUANA INDONESIA Tbk
FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITORS' REPORT
YEARS ENDED DECEMBER 31, 2004 AND 2003

Table of Contents

****

Prasetio, Sarwoko & Sandjaja
Jakarta Stock Exchange Building
Tower 2, 7th Floor
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190, Indonesia

Phone: (62-21) 5289 5000
Fax: (62-21) 5289 4100
www.ey.com

This report is originally issued in the Indonesian language.

Independent Auditors' Report

Report No. RPC-3351

The Shareholders, Boards of Commissioners and Directors
PT Bank Buana Indonesia Tbk

We have audited the accompanying balance sheets of PT Bank Buana Indonesia Tbk ("Bank") as of December 31, 2004 and 2003, and the related statements of income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PT Bank Buana Indonesia Tbk as of December 31, 2004 and 2003, the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles in Indonesia.

Prasetio, Sarwoko & Sandjaja



Drs. Iman Sarwoko
Public Accountant License No. 98.1.0359

February 21, 2005

The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS
December 31, 2004 and 2003
(Expressed in millions of Rupiah, except for share data)

	Notes	2004	2003
ASSETS			
CASH	2a,3	126,516	141,346
CURRENT ACCOUNTS WITH BANK INDONESIA	2a,4	897,844	603,243
CURRENT ACCOUNTS WITH OTHER BANKS	2a,2d,2k,5		
Related parties	2b,37	8,656	-
Third parties		75,632	63,850
Total current accounts with other banks		84,288	63,850
Allowance for possible losses		(851)	(661)
Net		83,437	63,189
PLACEMENTS WITH OTHER BANKS	2e,2k,6		
Related parties	2b,37	184,919	-
Third parties		357,830	652,297
Total placements with other banks		542,749	652,297
Allowance for possible losses		(5,427)	(6,523)
Net		537,322	645,774
SECURITIES	2f,2k,7		
Trading		1,113,799	979,305
Available-for-sale			
Related parties	2b,37	-	2,250
Third parties		25,054	29,498
Held-to-maturity			
Related parties	2b,37	6,593	-
Third parties		4,798,384	5,622,875
Total securities		5,943,830	6,633,928
Allowance for possible losses		(9,790)	(9,810)
Net		5,934,040	6,624,118
SECURITIES UNDER RESELL AGREEMENT	2g,2k,8	511,962	478,031
Allowance for possible losses		(5,128)	(4,811)
Net		506,834	473,220

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS (continued)
December 31, 2004 and 2003
(Expressed in millions of Rupiah, except for share data)

	Notes	2004	2003
DERIVATIVE RECEIVABLES	2h,2k,9	324	2,550
Allowance for possible losses		(3)	(23)
Net		321	2,527
LOANS	2i,2k,10,15,16,17		
Related parties	2b, 37	59,477	65,012
Third parties		7,797,597	5,271,324
Total loans		7,857,074	5,336,336
Allowance for possible losses		(98,811)	(68,508)
Net		7,758,263	5,267,828
ACCEPTANCES RECEIVABLES	2j,2k,11	37,046	18,403
Allowance for possible losses		(526)	(184)
Net		36,520	18,219
DEFERRED TAX ASSETS - Net	2w,19	13,053	9,608
PREMISES AND EQUIPMENT	2b,2l,12,25,37		
Carrying value		548,009	503,528
Accumulated depreciation		(225,442)	(181,742)
Net Book Value		322,567	321,786
OTHER ASSETS	2k,2m,2n,2o,13		
Related parties	2b,26,37	-	50,087
Third parties		139,140	117,472
Total other assets		139,140	167,559
Allowance for decline in value		(2,177)	(3,293)
Net		136,963	164,266
TOTAL ASSETS		**16,353,680**	**14,335,124**

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS (continued)
December 31, 2004 and 2003
(Expressed in millions of Rupiah, except for share data)

	Notes	2004	2003
LIABILITIES AND EQUITY			
LIABILITIES			
CURRENT LIABILITIES	14	73,790	62,606
DEPOSITS			
Demand deposits	2q,10,15		
Related parties	2b,37	440,357	169,340
Third parties		3,129,314	2,978,912
Total demand deposits		3,569,671	3,148,252
Saving deposits	2q,10,16		
Related parties	2b,37	62,233	33,597
Third parties		4,704,906	4,313,567
Total saving deposits		4,767,139	4,347,164
Time deposits	2q,10,17		
Related parties	2b,37	557,516	225,443
Third parties		4,525,841	4,583,857
Total time deposits		5,083,357	4,809,300
Certificates of deposits - net	2q	-	9
Total deposits		13,420,167	12,304,725
DEPOSITS FROM OTHER BANKS	2q,18	416,989	102,431
TAXES PAYABLE	2w,19	48,158	17,684
DERIVATIVE LIABILITIES	2h,9	6	75
INTEREST PAYABLES	2r	24,753	22,543
ACCEPTANCES LIABILITIES	2j,11	37,046	18,403
FUND BORROWINGS	20	34,890	41,226
SUBORDINATED BONDS	2p,21	294,154	-

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS (continued)
December 31, 2004 and 2003
(Expressed in millions of Rupiah, except for share data)

	Notes	2004	2003
ESTIMATED LOSSES ON COMMITMENT AND CONTIGENCIES	2k,22	3,139	2,650
ESTIMATED LIABILITIES ON EMPLOYEES' BENEFITS	2v,35	10,996	8,917
OTHER LIABILITIES	2u,34	87,687	70,563
Total Liabilities		14,451,775	12,651,823
EQUITY			
Share capital - Rp250 par value			
Authorized - 7,200,000,000 shares			
Issued and fully paid - 4,988,112,000 shares	23	1,247,028	1,247,028
Additional paid-in capital	2p,24	91,827	91,827
Revaluation increment on premises and equipment	2l,25	103,280	103,280
Difference arising from restructuring of entities under common control	2c,27	(6,220)	(6,220)
Unrealized gains from the change in the fair value of available-for-sale securities	2f,7	6,592	4,971
Retained earnings			
Appropriated	26	25,000	20,000
Unappropriated		434,398	222,415
Total Equity		1,901,905	1,683,301
TOTAL LIABILITIES AND EQUITY		**16,353,680**	**14,335,124**

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF INCOME
Years ended December 31, 2004 and 2003
(Expressed in millions of Rupiah, except for basic earnings per share)

	Notes	2004	2003
INCOME AND EXPENSES FROM OPERATIONS			
Interest Income			
Interest	2b,2r,28,37	1,432,676	1,507,695
Fees and commissions	2s	65,284	51,529
Total Interest Income		1,497,960	1,559,224
Interest Expense	2b,2r,29,36,37	623,582	873,274
Interest Income - Net		874,378	685,950
Other Operating Income			
Administration fees and commissions	2s	40,851	41,665
Gains from foreign currency transactions - net	2h,2t	12,199	13,970
Gains on securities sold and matured - net	2f	3,267	4,025
Gains from changes in the fair value of trading securities - net	2f,7	1,856	11,071
Reversal of allowance for decline in value of foreclosed assets		1,115	-
Others	12	27,678	19,173
Total Other Operating Income		86,966	89,904
Provision (Reversal of Allowance) for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies	2k	15,138	(1,609)
Other Operating Expenses			
General and administrative	2b,12,30,37	268,197	221,183
Salaries and employees' benefits	2u,2v,31,34,35	240,360	217,858
Building	2b,12,37	43,066	20,620
Total Other Operating Expenses		551,623	459,661
INCOME FROM OPERATIONS		**394,583**	**317,802**
NON-OPERATING INCOME (EXPENSES)			
Gains on sale of premises and equipment - net	2l,12	15,427	2,376
Others - net	13	2,728	(896)
Non-Operating Income - Net		18,155	1,480

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF INCOME (continued)
Years ended December 31, 2004 and 2003
(Expressed in millions of Rupiah, except for basic earnings per share)

	Notes	2004	2003
INCOME BEFORE INCOME TAX EXPENSE (BENEFIT)		**412,738**	**319,282**
INCOME TAX EXPENSE (BENEFIT)	2w,19		
Current		132,608	94,119
Deferred		(3,445)	3,311
Total Income Tax Expense		129,163	97,430
NET INCOME		**283,575**	**221,852**
BASIC EARNINGS PER SHARE	2x	57	61

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF CHANGES IN EQUITY
Years ended December 31, 2004 and 2003
(Expressed in millions of Rupiah)

	Notes	Issued and Fully Paid - Share Capital	Additional Paid-in Capital	Revaluation Increment on Premises and Equipment	Difference Arising from Restructuring of Entities under Common Control	Unrealized Gains from the Change in the Fair Value of Available-for-sale Securities	Retained Earnings		Total Equity
							Appropriated	Unappropriated	
Balance, January 1, 2003		**744,494**	**165,772**	**103,280**	**(6,220)**	**1,697**	**13,000**	**251,553**	**1,273,576**
Cash dividends	26	-	-	-	-	-	-	(75,640)	(75,640)
Appropriated retained earnings	26	-	-	-	-	-	7,000	(7,000)	-
Issuance of share capital through Limited Public Offering II	1c,23,24	186,124	81,894	-	-	-	-	-	268,018
Shares issuance costs related with Limited Public Offering II	2p,24	-	(7,779)	-	-	-	-	-	(7,779)
Bonus shares	1c,23,24	239,887	(239,887)	-	-	-	-	-	-
Stock dividends	1c,23,24	76,523	91,827	-	-	-	-	(168,350)	-
Net income		-	-	-	-	-	-	221,852	221,852
Unrealized gains from the change in the fair value of the available-for-sale securities	2f,7	-	-	-	-	3,274	-	-	3,274
Balance, December 31, 2003		**1,247,028**	**91,827**	**103,280**	**(6,220)**	**4,971**	**20,000**	**222,415**	**1,683,301**
Cash dividends	26	-	-	-	-	-	-	(66,592)	(66,592)
Appropriated retained earnings	26	-	-	-	-	-	5,000	(5,000)	-
Net income		-	-	-	-	-	-	283,575	283,575
Unrealized gains from the change in the fair value of the available-for-sale securities	2f,7	-	-	-	-	1,621	-	-	1,621
Balance, December 31, 2004		**1,247,028**	**91,827**	**103,280**	**(6,220)**	**6,592**	**25,000**	**434,398**	**1,901,905**

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF CASH FLOWS
Years ended December 31, 2004 and 2003
(Expressed in millions of Rupiah)

	Notes	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Interest, fees and commisisions received		1,506,411	1,571,918
Other operating income received		71,377	72,512
Receipts from sale of foreclosed assets		20,565	3,560
Receipts from loans previously written-off	10	19,119	19,541
Payments of interest		(621,371)	(877,933)
Payments of other operating expenses		(492,993)	(415,047)
Payments of income tax		(104,708)	(97,286)
Payments of non-operating transactions - net		(336)	(944)
Changes in operating assets and liabilities:			
Decrease (increase) in operating assets:			
Placements with other banks		109,548	566,534
Trading securities		(124,323)	(39,167)
Securities under resell agreement		(25,571)	(274,428)
Loans		(2,535,691)	(1,384,917)
Other assets		30,576	406
Increase (decrease) in operating liabilities:			
Current liabilities		11,184	(1,725)
Deposits:			
Demand deposits		421,419	181,406
Saving deposits		419,975	431,005
Time deposits		274,057	242,090
Certificates of deposits		(9)	(10)
Deposits from other banks		314,558	(183,036)
Taxes payable		2,574	(21,994)
Other liabilities		25,945	(17,419)
Net Cash Used in Operating Activities		**(677,694)**	**(224,934)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease of available for-sale and held to maturity securities		772,919	101,181
Proceeds from sale of premises and equipment	12	19,934	5,237
Proceeds from sale of investments in shares of stock	13	4,405	1,470
Acquisition of premises and equipment	12	(52,674)	(52,516)
Net Cash Provided by Investing Activities		**744,584**	**55,372**

The accompanying notes form are an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF CASH FLOWS (continued)
Years ended December 31, 2004 and 2003
(Expressed in millions of Rupiah)

	Notes	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of subordinated bonds	21	300,000	-
Payment of cash dividends	26	(66,592)	(117,890)
Decrease in fund borrowing		(6,336)	(15,258)
Payment of issuance costs	21,23	(6,378)	(7,779)
Issuance of share capital	23	-	268,018
Net Cash Provided by Financing Activities		**220,694**	**127,091**
Effect of change in foreign exchange rates on cash and cash equivalents		12,625	(1,836)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**300,209**	**(44,307)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		808,439	852,746
CASH AND CASH EQUIVALENTS AT END OF YEAR		**1,108,648**	**808,439**
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF YEAR			
Cash	3	126,516	141,346
Current accounts with Bank Indonesia	4	897,844	603,243
Current accounts with other banks	5	84,288	63,850
Total		**1,108,648**	**808,439**
NON-CASH ACTIVITIES			
Foreclosed assets		9,262	2,290

The accompanying notes form are an integral part of these financial statements.

(Expressed in millions of Rupiah, except for

1. GENERAL

a. Establishment of the Bank and General Information

PT Bank Buana Indonesia Tbk (the "Bank") was established in Indonesia based on Notarial Deed No. 150 of Eliza Pondaag, S.H., dated August 31, 1956. The Deed of Establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. J.A 5/78/4 dated October 24, 1956, as registered at the Jakarta Court of Justice under No. 1811 on October 27, 1956, and was published in the State Gazette No. 96, Supplement No. 1243.

The Bank's Articles of Association has been amended several times, most recently by Notarial Deed No. 22 of Fathiah Helmi, S.H., dated July 19, 2004, among others, concerning changes in Article 4 regarding capital, of which the Bank can increase capital without conducting Limited Public Offering, as long as issuance of new shares will be through management stock option program or the same programs which the Bank has to issue new shares to the Bank's employee (Note 23) and to convert borrowing into the Bank capital relating to the restructuring of financial positions based on the regulations in capital market. The amendments of the Articles of Association were reported to the Ministry of Justice and Human Rights of the Republic of Indonesia as stated in its Decision Letter No. C-19726.HT.01.04.TH.2004 dated August 5, 2004. The amendments of the Articles of Association were also registered under Company Registration No. 1428/RUB.09.02/IX/2004 at the Office of the Industry and Trade in West Jakarta dated September 3, 2004.

Based on the Article 3 of the Bank's Articles of Association, the Bank is engaged in general banking activities. The Bank was granted a license to conduct general banking activities based on the Decision Letter of Ministry of Finance of the Republic of Indonesia No. 203443/U.M/II dated October 15, 1956. The Bank was also granted a license to conduct foreign exchange activities based on the Decision Letter of Bank Indonesia No. 9/39/Kep/Dir/UD dated July 22, 1976.

The Bank's head office is located at Jl. Gajah Mada No. 1A, Jakarta. As of December 31, 2004, the Bank has 1 operational head office, 1 non-operational head office, 32 branches, 145 sub-branches and 6 cash offices; all of which are located in Indonesia.

b. The Bank's Initial Public Offering

In June 2000, the Bank made an initial public offering of its 194,000,000 shares with par value of Rp500 (full amount) per share at the offering price of Rp700 (full amount) per share. On June 27, 2000, in accordance with the Letter of the Capital Market Supervisory Agency (BAPEPAM) No. S-1544/PM/2000, the Bank's Registration Statement for the initial public offering became effective. On July 28, 2000, the Bank's shares of stocks were listed in the Jakarta Stock Exchange (BEJ) and the Surabaya Stock Exchange (BES).

The registration of founders' shares and shares issued during the initial public offering of 960,300,000 shares (after deducting 1% or 9,700,000 of shares owned by PT Sari Dasa Karsa, the majority founder shareholder) was approved by BEJ and BES, based on Letter No. S-2193/BEJ.EEM/07-2000 dated July 25, 2000 and Letter No. 006/EMT/LIST/BES/VII/2000 dated July 18, 2000, respectively.

c. Share Transactions after Initial Public Offering

Since the Bank's initial public offering in June 2000, the Bank has entered into several share capital transactions as summarized below:

(Expressed in millions of Rupiah, except for foreign exchange rates and amount in foreign currencies)

1. GENERAL (continued)

c. Share Transactions after Initial Public Offering (continued)

Date	Description	Outstanding Shares After the Transaction
March 28, 2002	Distribution of bonus shares by capitalizing the additional paid-in capital from the Bank's initial public offering representing 47,133,917 shares and distribution of stock dividends representing 223,689,754 shares	1,240,823,671
August 23, 2002	Limited Public Offering I representing 248,164,734 shares which was approved by BEJ on October 3, 2002	1,488,988,405
November 25, 2002	Stock split from Rp500 (full amount) par value per share to Rp250 (full amount) par value per share	2,977,976,810
April 23, 2003	Limited Public Offering II representing 744,494,202 shares (Note 23)	3,722,471,012
August 22, 2003	Distribution of bonus shares by capitalizing the additional paid-in capital from the distribution of stock dividends in 2002 and Limited Public Offering II representing 959,549,650 shares and distribution of stock dividends representing 306,091,338 shares (Note 23)	4,988,112,000

d. Issuance of Subordinated Bonds

On June 30, 2004, in accordance with the Letter from the Chairman of BAPEPAM No. S-1981/PM/2004, the Bank's issuance of Subordinated Bonds I Bank Buana Year 2004 with nominal value of Rp300,000 became effective. On July 15, 2004, the subordinated bonds were listed on BES (Note 21).

e. Employees, Boards of Commissioners and Directors

The Bank's Boards of Commissioner and Directors as of December 31, 2004 and 2003 were as follows:

2004		2003	
R. Rachmad	- President Commissioner	R. Rachmad	- President Commissioner
Lukito Winarto	- Commissioner	Lukito Winarto	- Commissioner
Wimpie Wirja Surja	- Commissioner	Wimpie Wirja Surja	- Commissioner
Soetadi Limin	- Commissioner	Soetadi Limin	- Commissioner
Jimmy Kurniawan Laihad	- President Director	Jimmy Kurniawan Laihad	- President Director
Aris Janasutanta Sutirto	- Director	Aris Janasutanta Sutirto	- Director
Eddy Muljanto	- Director	Eddy Muljanto	- Director
Pardi Kendy	- Director	Pardi Kendy	- Director
Safrullah Hadi Saleh	- Director	Safrullah Hadi Saleh	- Director
Ishak Sumarno	- Director	Soehadie Tansol	- Compliance Director
Aw Tee Woo	- Director		
Soehadie Tansol	- Compliance Director		

(Expressed in millions of Rupiah, except for

1. GENERAL (continued)

e. Employees, Boards of Commissioners and Directors (continued)

The boards of commissioners and directors as of December 31, 2004 and 2003 were based on Extraordinary Shareholders Meeting dated July 19, 2004 and General Shareholders Meeting dated March 28, 2003, respectively, which were notarized through Notarial Deed No. 20 dated December 14, 2004 and No. 43 dated March 28, 2003 , respectively, by Fathiah Helmi, S.H.

The boards of commissioners and directors as of December 31, 2004 were approved by Bank Indonesia through Letter No. 6/22/DGS/DPIP/Rahasia dated March 26, 2004 and Letter No. 6/5/GBI/DPIP/Rahasia dated November 5, 2004.

Salaries and other compensation benefits incurred for the Bank's commissioners and directors amounted to Rp23,891 in 2004 and Rp21,738 in 2003.

As of December 31, 2004 and 2003, the Bank had 5,093 and 5,078 employees, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Financial statements

The financial statements are prepared on the historical cost basis of accounting, except for securities classified as trading and available-for-sale, derivative instruments which are stated at fair value, foreclosed assets which are stated at net realizable value, and certain premises and equipment which have been revalued based on Government regulations.

The financial statements are prepared in accordance with the Statement of Financial Accounting Standards (PSAK) No. 31, "Accounting for Banking" (Revised 2000), issued by the Indonesian Institute of Accountants (IAI), and the Accounting Guidelines for Indonesian Banking (PAPI) issued by Bank Indonesia and IAI in June 2001.

The financial statements are prepared on accrual basis, except for interest income on non-performing earning assets, which are recognized upon actual cash collections. The statements of cash flows present the receipts and payments of cash and cash equivalents classified into operating, investing and financing activities using direct method. For purposes of presentation in the statements of cash flows, cash and cash equivalents consist of cash, current accounts with Bank Indonesia and current accounts with other banks which are not pledged as collateral.

The reporting currency used in the financial statements is the Indonesian Rupiah.

b. Transactions with Related Parties

The Bank has transactions with certain parties which have related party relationships as defined under the Statement of Financial Accounting Standard No. 7, "Related Party Disclosures".

All significant transactions with related parties are disclosed in the appropriate notes to the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c. Transactions with Entities under Common Control

Assets acquired from or sold to related parties in relation with the restructuring of entities under common control are accounted for similar to that used in pooling-of-interest accounting, which is based on the net book value of assets recorded in the entities which sell the assets.

The difference between the acquisition price/selling price and net book value was accounted for based on PSAK No. 38, "Accounting for Restructuring of Entities Under Common Control" as "Difference Arising from Restructuring Entities Under Common Control" account in equity.

d. Current Accounts with Other Banks

Current accounts with other banks are stated at their respective outstanding balance, net of allowance for possible losses.

e. Placements with Other Banks

Placements with other banks are stated at their respective outstanding balance, net of allowance for possible losses.

f. Securities

In compliance with PSAK No. 50, "Accounting for Investments in Specific Securities", securities are classified as follows:

1. Held-to-maturity securities are stated at cost adjusted for the amortization of premiums or discounts.
2. Trading securities are stated at fair value. Unrealized gains or losses from the changes in the fair values are credited or charged to current operations.
3. Available-for-sale securities are stated at fair value. Unrealized gains or losses from the changes in the fair values of the securities are presented as part of the equity. The unrealized gains or losses are credited or charged to current operations upon realization.

As of balance sheet date, the fair values of Government bonds and corporate bonds classified as trading were determined based on fair values published by BES as of December 30, 2004 and 2003, respectively.

The fair values of investment in mutual fund units at balance sheet date were determined based on the net assets values published by BES as of December 30, 2004 and 2003, respectively, Income from investment in mutual fund units includes dividends received from mutual fund units, and realized gains or losses arising from redemptions of the units.

g. Securities Under Resell Agreement

Securities under resell agreement are stated at resell price of the securities, net of the related unrealized interest income, if any. The unrealized interest income is recognized as interest income based on the period of contract.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h. Derivative Receivables and Liabilities

Based on PSAK No. 55, "Accounting for Derivative Instruments and Hedging Activities", all of the Bank's derivative receivables and liabilities represent unrealized gains or losses occurred from derivative contract for trading and for hedging of the Bank's operating activities purposes. The unrealized gains or losses represent the difference between contract value and fair value of the derivative instruments as of balance sheets date, which is determined based on the spot rate at 16.00 p.m. West Indonesian Time. The gains or losses from derivative transactions are credited or charged to current operations.

Derivative receivables are stated at their respective outstanding balance, net of allowance for possible losses.

i. Loans

Loans are stated at the gross amount of the outstanding receivables from customers, net of allowance for possible losses. Restructured loans consist of modifications in loans agreement such as reducing in interest rate and extension in loan term, are stated at the loan principal, net of allowance for possible losses.

Syndicated loans are stated at the outstanding receivables based on the Bank's risk portion, net of allowance for possible losses.

j. Acceptances Receivables and Liabilities

Acceptances receivables and liabilities are stated at the amount of Letters of Credit (L/C) or the realizable L/C value accepted by the accepting bank, net of allowance for possible losses.

k. Allowance for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies

The Bank provides allowances for possible losses on earning assets and estimated losses on commitments and contingencies based on the Bank's Management review and evaluation of the collectibility of the earning assets and estimated losses on commitments and contingencies at the end of the year. Earning assets consist of current accounts with other banks, placements with other banks, securities, securities under resell agreement, derivative receivables, loans, acceptances receivable and investments in shares of stock and commitments and contingencies. In determining the allowance for possible losses and estimated losses on commitments and contingencies, the Bank's Management applies Bank Indonesia regulation, "Allowance for Possible Losses on Earning Assets" as guidance.

The guidance of allowance for possible losses on earning assets is as follows:

1. General reserves at a minimum of 1% to earning assets classified as current.
2. Special reserves for earning assets:

Classification	Percentage (%)
Special mention	5
Substandard	15
Doubtful	50
Loss	100

(Expressed in millions of Rupiah, except for

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k. Allowance for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies (continued)

The percentage of allowance for possible losses is calculated after reduction by the respective collateral value based on BI regulations, except for earning assets classified as current and special mention which is calculated from the outstanding balance of such earning assets.

Earning assets are written-off against allowance for possible losses when Bank's Management believes that the earning assets are definitely not collectible or realized. Recovery of loans or other earning assets previously written-off is recorded as an addition to the allowance for possible losses in the year of recovery.

l. Premises and Equipment

Premises and equipment are stated at cost (except for certain premises and equipment which were revalued in 2001 based on the Government Regulation) less accumulated depreciation (except for land which are not depreciated). The revaluation increment, net of final income tax expense, on premises and equipment revalued, is recorded as "Revaluation Increment on Premises and Equipment", as a separate component in the equity.

The Bank computes the depreciation using the straight-line method, based on estimated useful lives of the assets as follows:

	Years
Buildings	20
Furniture and fixtures, office equipment and vehicles	5

In compliance with PSAK No. 47, "Accounting for Land", the related costs incurred in the acquisition or renewal of landrights are deferred and amortized during the period of the rights or their economic lives, whichever is shorter.

The Bank determines the indication of assets impairment based on Management's review in accordance with PSAK No. 48, "Impairment in Assets Value" at the end of the year. The Bank should determine the estimated realizable amount of its assets if there is a situation or condition, which indicates the asset impairment and charged the loss on impairment to statements of income.

The cost of repairs and maintenance is charged to income as incurred; significant renewals and betterment are capitalized. When assets are retired or otherwise disposed of, their costs and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in the statements of income at the current year.

m. Investments in Shares of Stock

Investments in shares of stock with an ownership interest of less than 20% are carried at cost and presented as part of "Other Assets" account. Impairment in investment value other than temporary is written down to the investment realizable value and is charged to the statement of income of the related year.

Based on Bank Indonesia's regulation No. 5/10/PBI/2003 dated June 11, 2003, investment in shares of stock shall not exceed the Legal Lending Limit and total investments in shares of stock shall be at a maximum of 25% of the Bank's capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n. Foreclosed Assets

Properties acquired through loan foreclosures are presented as part of "Other Assets" and stated at net realizable value, which is the fair value of foreclosed assets, net of estimated cost to sell. The excess of the loan balance over the value of the collateral is charged to allowance for possible loan losses. Repairs and maintenance are charged to operations as incurred. Gains or losses occurred from the sale of foreclosed assets are credited or charged to operations.

o. Prepaid Expenses

Prepaid expenses are charged to expenses as incurred and presented as part of "Other Assets" account.

p. Issuance Costs

Capital Stock Issuance Cost

Costs incurred in connection with the issuance of share capital to the public in the Banks' initial public offering and Limited Public Offerings I and II, which include notary/legal fees, audit fees, underwriter fees, registration fees, shares and prospectus printing costs and others, are presented as deductions from the additional paid-in capital.

Subordinated Bonds Issuance Cost

Subordinated bonds issuance costs are deducted directly from the proceeds of the subordinated bonds. The difference between the proceeds and nominal values is treated as discount which is amortized using the straight-line method over 5 (five) years.

q. Deposits and Deposits from Other Banks

Demand deposits represent deposits from customers which can be used as payment equipment and can be withdrawn at any time through checks. Demand deposits are stated as outstanding payables to the demand deposits customers.

Saving accounts represent deposits from customers which can be withdrawn based on certain criteria agreed by both parties. Saving deposits are stated at the outstanding payable to the saving deposits customers.

Time and certificates of deposits represent deposits from customers which can be withdrawn at maturity dates. Time deposits are stated at the nominal value and the certificates of deposits are stated at their nominal values, net of unamortized interest.

r. Interest Income and Expense

The Bank recognizes interest income and interest expense on accrual basis. Interest income on non-performing earning assets are recognized upon actual cash collections. When earning assets are classified as non-performing, the interest receivables which are already recognized as interest income but not yet collected are reversed and reported as contingent receivables.

Based on the revised PSAK No. 31, the collection of loans classified as "doubtful" and "loss" is recognized as a deduction of loans outstanding. The excess payment from loans outstanding is recognized as interest income.

(Expressed in millions of Rupiah, except for

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r. Interest Income and Expense (continued)

Loans and other earnings assets are classified as non-performing when the principal and/or interest are past due more than three months and/or when Bank's Management believes that the collection of the principal and/or interest is doubtful.

s. Fees and Commissions

Fees and commissions related to lending activities, as well as fees and commissions on non-lending activities that cover a specific period are deferred and amortized using the straight-line method over the terms of the loan or the period contracted, respectively. Any remaining unamortized fees and commissions on loans already settled are credited to operations at the settlement of the loans. Other fees and commissions other than those defined above are recognized at transaction date.

t. Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded in Rupiah based on the exchange rates at the transaction date. As of balance sheets dates, the monetary assets and liabilities denominated in foreign currencies were adjusted to Rupiah based on the *Reuters* spot rate at 16.00 p.m. of West Indonesian Time as of December 31, 2004 and 2003, respectively. The resulting gains or losses are credited or charged in the statements of income for the year in which they arose.

Gains or losses from unrealized spot foreign currencies bought and sold resulting from the difference between the spot rate as of balance sheet date and the spot rate on transaction date are credited or charged to current year's statement of income.

As of December 31, 2004 and 2003, the foreign currency exchange rates were as follows:

	2004	2003
Great Britain Pound Sterling	17,908.34	15,057.06
Euro	12,660.10	10,648.76
United States Dollar	9,285.00	8,425.00
Switzerland Franc	8,205.60	6,830.42
Canada Dollar	7,719.82	6,526.29
Australian Dollar	7,234.41	6,331.36
New Zealand Dollar	6,678.65	5,536.22
Singapore Dollar	5,689.83	4,964.27
Malaysia Ringgit	2,444.08	2,221.06
Hong Kong Dollar	1,194.32	1,085.91
Japanese Yen	90.59	78.93

u. Pension Benefits

The Bank has a defined benefit retirement plan covering all of its permanent employees which is managed by Dana Pensiun PT Bank Buana Indonesia Tbk. Contributions are funded and consist of the Bank's contribution at 10% and the employees' contribution computed at 6% of basic salary. The pension fund was approved by the Minister of Finance based on Letter No. KEP 039/KM/17/1996 dated February 6, 1996.

(Expressed in millions of Rupiah, except for

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v. Estimated Liabilities on Employees' Benefits

In 2004, the Bank early adopted PSAK No. 24 (Revised 2004), "Employee Benefits" to recognize estimated defined benefit obligation for severance pay, gratuity and compensation in accordance with Labor Law No. 13 dated March 25, 2003 (UU No. 13/2003). In 2003, the estimated liabilities were recorded based on PSAK No. 57 "Estimated Liabilities, Contingent Liabilities and Contingent Assets". The amount of estimated liabilities was based on the calculation of independent actuary, after considering the Law No. 13/2003, the Bank's employee agreement and the defined benefit retirement plan held by the Bank (Note 2u).

Based on the actuarial calculation, no significant difference between the benefits obligation arise from the first year implementation on the adoption of the new standard and the old practice. Accordingly, the difference arising from the change of the accounting principle was charged to current year's operations. Actuarial gains and losses are recognized as income or expense if the unrecognized accumulated gains and losses at the end of the prior period is more than 10% of the present value of defined benefit obligation and from fair value of programme's assets. Gains and losses other than 10% corridor, will be recognized during the average remaining working period of the employee in the programme.

w. Income Tax Expense

The Bank adopted deferred tax method in calculating its income taxes. Based on this method, deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits are recognized to the extent that realization of such benefits is probable.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

x. Basic Earnings per Share

Basic earnings per share are computed by dividing net income for the year, with the weighted average number of shares outstanding during the year, after considering the effect of bonus shares and stock dividend in 2003 (Note 23). The weighted average number of shares outstanding for the years ended December 31, 2004 and 2003 were 4,988,112,000 shares and 3,619,669,755 shares, respectively.

y. Segment Reporting

The Bank adopted revised PSAK No. 5, "Segment Reporting" to disclose its segment information. The Bank reports segment information based on product delivered and geographical areas in accordance with the Bank's internal reporting policy.

z. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Bank's Management to make estimations and assumptions that affect amounts reported therein. Due to inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts that differ from those estimates.

(Expressed in millions of Rupiah, except for

3. CASH

This account consisted of:

	2004	2003
Rupiah	121,088	139,512
Foreign currencies	5,428	1,834
Total	**126,516**	**141,346**

As of December 31, 2004 and 2003, cash in Rupiah included cash in Automatic Teller Machines (ATM) amounted to Rp6,525 and Rp1,711, respectively.

4. CURRENT ACCOUNTS WITH BANK INDONESIA

This account consisted of:

	2004	2003
Rupiah	842,404	552,263
United States Dollar	55,440	50,980
Total	**897,844**	**603,243**

In accordance with Bank Indonesia's Circular Letter No. 30/10/UPPB dated October 20, 1997, Bank Indonesia requires all banks to maintain their minimum reserve requirement at 5% for accounts in Rupiah and 3% for accounts in foreign currencies. On June 28, 2004, Bank Indonesia issued regulation No. 6/15/PBI/2004, which stated that in addition to the above minimum reserve requirement, banks are required to maintain additional reserve requirement in certain percentage based on the outstanding deposits. The regulation is effective since July 1, 2004. The Bank met the Bank Indonesia's minimum reserve requirement as of December 31, 2004 and 2003.

5. CURRENT ACCOUNTS WITH OTHER BANKS

Current accounts with other banks consisted of:

	2004			2003		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Total	2,183	82,105	84,288	2,574	61,276	63,850
Allowance for possible losses	(22)	(829)	(851)	(26)	(635)	(661)
Net	**2,161**	**81,276**	**83,437**	**2,548**	**60,641**	**63,189**

As of December 31, 2004, current account with other banks in foreign furrencies amounted to Rp8,656 representing current accounts with United Overseas Bank Limited, Singapore, a related party (Note 37).

(Expressed in millions of Rupiah, except for

5. CURRENT ACCOUNTS WITH OTHER BANKS (continued)

The changes in allowance for possible losses of current accounts with other banks were as follows:

	2004			2003		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Beginning balance	26	635	661	31	804	835
Provision (reversal of allowance) during the year	(4)	19	15	(5)	(512)	(517)
Foreign exchange translation	-	175	175	-	343	343
Ending balance	**22**	**829**	**851**	**26**	**635**	**661**

Based on the Bank's Management review and evaluation, all current accounts with other banks as of December 31, 2004 and 2003 were classified as current. The Bank's Management believes that the allowance for possible losses of current accounts with other banks was adequate to cover any possible losses on uncollectible current accounts with other banks and was in compliance with Bank Indonesia's regulations.

6. PLACEMENTS WITH AND OTHER BANKS

Placements with other banks consisted of:

	2004			2003		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Call money	-	464,039	464,039	-	615,025	615,025
Promissory notes	77,000	-	77,000	35,500	-	35,500
Others	1,710	-	1,710	1,772	-	1,772
Total	78,710	464,039	542,749	37,272	615,025	652,297
Allowance for possible losses	(787)	(4,640)	(5,427)	(373)	(6,150)	(6,523)
Net	**77,923**	**459,399**	**537,322**	**36,899**	**608,875**	**645,774**

Other placements represent overdraft facilities and fixed loans to bank perkreditan rakyat.

Placements in Rupiah earned interest at an average rate of 6.3% a year in 2004 and 10.1% a year in 2003, while placements in foreign currencies earned interest at 0.9% a year in 2004 and 1.2% a year in 2003.

The remaining maturities of placements with other banks before allowance for possible losses based on type of placements were as follows:

	2004			
	Call Money	Promissory Notes	Others	Total
Rupiah				
Less than 1 month	-	77,000	201	77,201
1 - 3 months	-	-	481	481
3 - 12 months	-	-	1,028	1,028
Total Rupiah	-	77,000	1,710	78,710

(Expressed in millions of Rupiah, except for

6. PLACEMENTS WITH OTHER BANKS (continued)

	2004			
	Call Money	Promissory Notes	Others	Total
Foreign currencies				
Less than 1 month	464,039	-	-	464,039
Total	**464,039**	**77,000**	**1,710**	**542,749**

	2003			
	Call Money	Promissory Notes	Others	Total
Rupiah				
Less than 1 month	-	35,500	168	35,668
1 - 3 months	-	-	685	685
3 - 12 months	-	-	919	919
Total Rupiah	-	35,500	1,772	37,272
Foreign currencies				
Less than 1 month	615,025	-	-	615,025
Total	**615,025**	**35,500**	**1,772**	**652,297**

As of December 31, 2004, placements with other banks in foreign furrencies amounted to Rp184,919 representing placements with United Overseas Bank Limited, Singapore, a related party (Note 37).

The changes in allowance for possible losses of placement with other banks were as follows:

	2004			2003		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Beginning balance	373	6,150	6,523	2,728	9,460	12,188
Provision (reversal of allowance) during the year	414	(2,083)	(1,669)	(2,355)	(2,728)	(5,083)
Foreign exchange translation	-	573	573	-	(582)	(582)
Ending balance	**787**	**4,640**	**5,427**	**373**	**6,150**	**6,523**

Based on the Bank's Management review and evaluation, all placements with other banks as of December 31, 2004 and 2003 were classified as current. The Bank's Management believes that the allowance for possible losses of placements with other banks was adequate to cover any possible losses on uncollectible placements with other banks and was in compliance with Bank Indonesia's regulations.

(Expressed in millions of Rupiah, except for

7. SECURITIES

Securities consisted of:

	2004			2003		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Trading securities						
Government bonds (Note a)	507,453	-	507,453	296,207	-	296,207
Exchange offer (Note b)	-	452,102	452,102	-	606,005	606,005
Corporate bonds (Note c)	79,407	37,697	117,104	77,093	-	77,093
Republic of Indonesia bond (Note d)	-	37,140	37,140	-	-	-
Total trading securities	586,860	526,939	1,113,799	373,300	606,005	979,305
Available-for-sale securities						
Investment in mutual fund units (Note e)	25,054	-	25,054	23,433	-	23,433
Export bills	-	-	-	-	8,315	8,315
Total available-for-sale securities	25,054	-	25,054	23,433	8,315	31,748
Held-to-maturity securities						
Certificates of Bank Indonesia	2,288,216	-	2,288,216	3,836,872	-	3,836,872
Unamortized interest	(7,671)	-	(7,671)	(11,654)	-	(11,654)
	2,280,545	-	2,280,545	3,825,218	-	3,825,218
Government bonds (Note a)	2,155,000	-	2,155,000	1,544,755	-	1,544,755
Unamortized discount	(15,363)	-	(15,363)	(13,257)	-	(13,257)
	2,139,637	-	2,139,637	1,531,498	-	1,531,498
Corporate bonds (Note c)	46,000	233,982	279,982	60,500	165,973	226,473
Unamortized premium	-	2,196	2,196	982	6,272	7,254
	46,000	236,178	282,178	61,482	172,245	233,727
Medium term notes (Note c)	25,000	54,280	79,280	10,000	16,850	26,850
Unamortized premium (discount)	571	(89)	482	(15)	898	883
	25,571	54,191	79,762	9,985	17,748	27,733
Export bills	1,374	21,481	22,855	419	4,280	4,699
Total held-to-maturity securities	4,493,127	311,850	4,804,977	5,428,602	194,273	5,622,875
Total	5,105,041	838,789	5,943,830	5,825,335	808,593	6,633,928
Allowance for possible losses	(1,774)	(8,016)	(9,790)	(1,725)	(8,085)	(9,810)
Net	**5,103,267**	**830,773**	**5,934,040**	**5,823,610**	**800,508**	**6,624,118**

a. As of December 31, 2004 and 2003, Government bonds of Rp507,453 and Rp384,065, respectively, represents fixed rate bonds and Rp2,139,637 and Rp1,443,640, respectively, represents floating rate bonds. The interest payments on the Government bonds are on quarterly basis and Bank Indonesia acts as payment agent.

b. Interest income on exchange offer loans are collectible twice a year at every June 1 and December 1. The interest of the exchange offer is subject for review every six months. The exchange offer is guaranteed by Bank Indonesia.

(Expressed in millions of Rupiah, except for

7. SECURITIES (continued)

c. The ratings of corporate bonds and Medium-Term Notes by PT Pemeringkat Efek Indonesia (PT Pefindo) or Standard & Poors as of December 31, 2004 and 2003 were as follows:

	2004		2003	
	Rating	Amount	Rating	Amount
Corporate bonds				
Trading				
Rupiah				
Indosat III Seri A	id AA+	21,233	id AA+	19,950
Otto Multiartha II	id A	19,979	id A	19,139
Lautan Luas II Seri A	id BBB+	10,270	id A-	10,120
Lautan Luas I Seri B	id BBB+	10,020	id A-	10,330
Unggul Indah Cahaya I Seri B	id A	10,000	id A	10,000
Indosat II Seri A	id AA+	5,675	id AA+	5,425
Indosat II Seri C	id AA+	2,230	id AA+	2,129
Total - Rupiah		79,407		77,093
Foreign Currencies				
Indofood International Finance	B	37,697		-
Held-to-maturity				
Rupiah				
Otto Multiartha III	id A	23,000		-
Astra Sedaya Finance IV	id AA-	8,000		-
Bank Jabar IV Seri A	id BBB+	6,000		-
Bank Tabungan Negara X	id BBB+	5,000		-
Federal International Finance II Seri A	id A+	4,000	id A+	14,000
Otto Multiartha I		-	id A	47,482
Total - Rupiah		46,000		61,482
Foreign Currencies				
Telkomsel	B	93,361	B	84,915
Bank Negara Indonesia	B+	79,192	B	42,416
Indosat Finance	BB-	63,625		-
Bank Mandiri		-	B	26,287
Indofood International Finance		-	B	18,627
Total - Foreign Currencies		236,178		172,245
Medium Term Notes				
Held-to-maturity				
Rupiah				
Bank Ekspor Indonesia I Seri A	id BBB+	15,577		-
Bank NISP III	id A-	9,994	id BBB+	9,985
Total - Rupiah		25,571		9,985
Foreign Currencies				
Bank Mandiri	B+	54,191	B	17,748
Total		**479,044**		**338,553**

d. As of December 31, 2004, Republik of Indonesia bond (ORI) representing ORI 2014 will mature on March 10, 2014 and earns fixed interest at 6.75% a year. The interest is collectible twice a year every March 10 and September 10.

(Expressed in millions of Rupiah, except for

7. SECURITIES (continued)

e. As of December 31, 2004 and 2003, investments in mutual funds units classified as available-for-sale securities were as follows:

	2004		2003	
	Units	Amount	Units	Amount
Fair value				
Buana 88 fixed income	9,231,407	12,706	9,231,407	11,750
Buana 88 Rupiah	12,347,879	12,348	11,685,741	11,683
Total		25,054		23,433
Cost		18,462		18,462
Unrealized gains from the change in the fair value		**6,592**		**4,971**

The classification of held-to-maturity and available-for-sale securities (except for investments in mutual funds units) based on the remaining maturity before unrealized gains from the change in the fair value of available-for-sale securities and the allowance for possible losses were as follows:

	2004			2003		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Less than 1 month	2,082,609	19,575	2,102,184	4,010,536	12,596	4,023,132
1 - 3 months	232,881	1,906	234,787	164,667	-	164,667
3 - 6 months	329,079	-	329,079	693,879	-	693,879
6 - 12 months	226,155	-	226,155	451,651	-	451,651
More than 12 months	1,622,403	290,369	1,912,772	107,869	189,992	297,861
Total	**4,493,127**	**311,850**	**4,804,977**	**5,428,602**	**202,588**	**5,631,190**

The changes in allowance for possible losses of securities were as follows:

	2004			2003		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Beginning balance	1,725	8,085	9,810	4,397	7,954	12,351
Provision (reversal of allowance) during the year	49	(984)	(935)	(2,672)	675	(1,997)
Foreign exchange translation	-	915	915	-	(544)	(544)
Ending balance	**1,774**	**8,016**	**9,790**	**1,725**	**8,085**	**9,810**

Based on the Bank's Management review and evaluation, all securities as of December 31, 2004 and 2003 were classified as current. The Bank's Management believes that the allowance for possible losses was adequate to cover any possible losses on uncollectible securities, and was in compliance with Bank Indonesia's regulations.

As of December 31, 2004 and 2003, export bills in foreign currencies amounting to Rp6,593 and Rp2,250, respectively, represent export bills with related parties (Note 37).

(Expressed in millions of Rupiah, except for

7. SECURITIES (continued)

The average interest rates of securities in Rupiah ranged from 7.3% to 14.9% a year in 2004 and from 8.3% to 15.6% a year in 2003, and the average interest rate of securities in foreign currencies ranged from 3.9% to 8.7% a year in 2004 and from 3.8% to 9.7% a year in 2003.

Gains from increases in the fair value of trading securities for the years ended December 31, 2004 and 2003 are amounted to Rp1,856 and Rp11,071, respectively, were credited as current year income.

8. SECURITIES UNDER RESELL AGREEMENT

As of December 31, 2004 and 2003, all securities under resell agreement represented government bonds under resell agreement with other banks with details as follows:

	2004			
	Term	Maturity Date	Nominal Value	Resell Price
Government bonds FR 0005	106 days	January 6, 2005	275,000	256,308
Government bonds FR 0005	109 days	January 10, 2005	275,000	256,487
Total				512,795
Unrealized interest income				(833)
Allowance for possible losses				(5,128)
Net				**506,834**

	2003			
	Term	Maturity Date	Nominal Value	Resell Price
Government bonds FR 0010	53 days	January 26, 2004	500,000	420,591
Government bonds FR 0005	32 days	January 12, 2004	74,850	60,529
Total				481,120
Unrealized interest income				(3,089)
Allowance for possible losses				(4,811)
Net				**473,220**

Securities under resell agreements earned interest at an average rate of 8.6% a year in 2004 and 10% a year in 2003.

The changes in allowance for possible losses of securities under resell agreement were as follows:

	2004	2003
Beginning balance	4,811	2,070
Provision during the year	317	2,741
Ending balance	**5,128**	**4,811**

Based on the Bank's Management review and evaluation, all securities under resell agreement as of December 31, 2004 and 2003 were classified as current. The Bank's Management believes that the allowance for possible losses was adequate to cover any possible losses on uncollectible securities under resell agreement, and was in compliance with Bank Indonesia's regulations.

(Expressed in millions of Rupiah, except for

9. DERIVATIVE RECEIVABLES AND LIABILITIES

As of December 31, 2004 and 2003, all derivative receivables and liabilities represented the difference between the fair values and contract values of foreign currencies sold and bought transactions with third parties with details as follows:

	2004			
Description	Notional Value (contract)	Fair Value	Derivative Receivables	Derivative Liabilities
Swap	43,895	44,213	318	-
Forward bought	1,851	1,857	6	-
Forward bought	934	928	-	6
Total			324	6
Allowance for possible losses			(3)	-
Net			**321**	**6**

	2003			
Description	Notional Value (contract)	Fair Value	Derivative Receivables	Derivative Liabilities
Swap	78,603	81,086	2,483	-
Swap	9,345	9,284	61	-
Forward sold	630	624	6	-
Forward bought	1,477	1,466	-	11
Swap	9,345	9,281	-	64
Total			2,550	75
Allowance for possible losses			(23)	-
Net			**2,527**	**75**

All foreign currencies contracts as of December 31, 2004 and 2003 represented transactions conducted for managing the Bank's liquidity and hedging position. The Bank has its own risk management policy and the risk amount limit in controlling the foreign exchange risks. The changes in variable market risks are actively monitored in the ALCO (Asset & Liability Committee) meeting which is serves as the benchmark in determining the Bank's strategies. Under PSAK No. 55 and for accounting purposes, these transactions are not considered as effective hedging. Changes in the fair values of the derivative instruments are credited or charged to the current year in the statements of income.

The changes in the allowance for possible losses of derivative receivables were as follows:

	2004	2003
Beginning balance	23	14
Provision (reversal of allowance) during the year	(20)	9
Ending balance	**3**	**23**

Based on the Bank's Management review and evaluation, all derivative receivables as of December 31, 2004 and 2003 were classified as current. The Bank's Management believes that the allowance for possible losses was adequate to cover any possible losses on uncollectible derivative receivables, and was in compliance with Bank Indonesia's regulations.

(Expressed in millions of Rupiah, except for

10. LOANS

1) By Type of Loan

	2004			2003		
	Related Parties (Note 37)	Third Parties	Total	Related Parties (Note 37)	Third Parties	Total
Rupiah						
Current accounts	16,093	3,698,246	3,714,339	15,827	2,794,051	2,809,878
Investment	6,721	1,105,094	1,111,815	4,402	482,601	487,003
Installment	1,763	975,966	977,729	2,829	865,475	868,304
Housing	10,343	608,668	619,011	8,099	389,195	397,294
Promissory notes	300	577,251	577,551	2,000	173,593	175,593
Fixed	-	326,110	326,110	-	205,513	205,513
Motor vehicle	1,700	276,604	278,304	3,573	264,138	267,711
Syndicated	-	25,600	25,600	-	825	825
Credit card	361	24,662	25,023	222	10,581	10,803
Import	-	22,155	22,155	-	17,387	17,387
Multi-purpose	704	12,530	13,234	252	9,086	9,338
Employees	2,696	405	3,101	3,873	443	4,316
Micro business	-	2,296	2,296	-	2,988	2,988
Export	-	340	340	-	260	260
Exim VI	-	16	16	-	47	47
	40,681	**7,655,943**	**7,696,624**	**41,077**	**5,216,183**	**5,257,260**
Foreign currencies						
Investment	3,318	39,332	42,650	-	8,326	8,326
Fixed	-	39,460	39,460	-	-	-
Import	-	22,944	22,944	-	13,142	13,142
Promissory notes	8,449	13,028	21,477	8,172	14,804	22,976
Export	7,029	10,433	17,462	15,763	8,479	24,242
Installment	-	14,580	14,580	-	10,390	10,390
Housing	-	1,877	1,877	-	-	-
	18,796	**141,654**	**160,450**	**23,935**	**55,141**	**79,076**
Total	59,477	7,797,597	7,857,074	65,012	5,271,324	5,336,336
Allowance for possible losses	(595)	(98,216)	(98,811)	(650)	(67,858)	(68,508)
Net	**58,882**	**7,699,381**	**7,758,263**	**64,362**	**5,203,466**	**5,267,828**

2) By Economic Sector

	2004					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Rupiah						
Trading, restaurant and hotel	3,164,540	97,492	17,925	5,251	4,320	3,289,528
Allowance for possible losses	(31,645)	(4,875)	(241)	(94)	(342)	(37,197)
	3,132,895	92,617	17,684	5,157	3,978	3,252,331
Industrial	1,728,468	171,560	51,066	1,654	1,263	1,954,011
Allowance for possible losses	(17,285)	(8,578)	(3,097)	(106)	(123)	(29,189)
	1,711,183	162,982	47,969	1,548	1,140	1,924,822

(Expressed in millions of Rupiah, except for

10. LOANS (continued)

2) By Economic Sector (continued)

	2004					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Business service	857,449	7,030	1,224	988	1,003	867,694
Allowance for possible losses	(8,574)	(352)	(8)	(25)	-	(8,959)
	848,875	6,678	1,216	963	1,003	858,735
Transportation, communication and warehousing	261,993	7,222	245	-	335	269,795
Allowance for possible losses	(2,620)	(361)	(37)	-	-	(3,018)
	259,373	6,861	208	-	335	266,777
Construction	230,717	833	470	-	260	232,280
Allowance for possible losses	(2,307)	(42)	(2)	-	-	(2,351)
	228,410	791	468	-	260	229,929
Social service	59,309	1,801	-	-	-	61,110
Allowance for possible losses	(593)	(90)	-	-	-	(683)
	58,716	1,711	-	-	-	60,427
Agriculture and agriculture infrastructure	50,107	898	5,621	-	282	56,908
Allowance for possible losses	(501)	(45)	(61)	-	-	(607)
	49,606	853	5,560	-	282	56,301
Mining	18,665	-	-	-	-	18,665
Allowance for possible losses	(187)	-	-	-	-	(187)
	18,478	-	-	-	-	18,478
Electricity, gas and water	7,015	-	944	-	-	7,959
Allowance for possible losses	(70)	-	-	-	-	(70)
	6,945	-	944	-	-	7,889
Others	896,534	35,700	4,507	1,240	692	938,673
Allowance for possible losses	(8,964)	(1,785)	(80)	(34)	(550)	(11,413)
	887,570	33,915	4,427	1,206	142	927,260
Rupiah - Net	7,202,051	306,408	78,476	8,874	7,140	7,602,949
Foreign currencies						
Industrial	58,527	4,203	18,968	-	-	81,698
Allowance for possible losses	(585)	(210)	(2,845)	-	-	(3,640)
	57,942	3,993	16,123	-	-	78,058

(Expressed in millions of Rupiah, except for

10. LOANS (continued)

2) By Economic Sector (continued)

	2004					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Business service	35,682	-	-	-	-	35,682
Allowance for possible losses	(357)	-	-	-	-	(357)
	35,325	-	-	-	-	35,325
Trading, restaurant and hotel	23,914	1,997	7,799	-	91	33,801
Allowance for possible losses	(239)	(100)	(616)	-	(91)	(1,046)
	23,675	1,897	7,183	-	-	32,755
Construction	7,392	-	-	-	-	7,392
Allowance for possible losses	(74)	-	-	-	-	(74)
	7,318	-	-	-	-	7,318
Others	1,878	-	-	-	-	1,878
Allowance for possible losses	(20)	-	-	-	-	(20)
	1,858	-	-	-	-	1,858
Foreign currencies - Net	126,118	5,890	23,306	-	-	155,314
Net	**7,328,169**	**312,298**	**101,782**	**8,874**	**7,140**	**7,758,263**

	2003					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Rupiah						
Trading, restaurant and hotel	2,312,211	98,948	15,071	10,112	5,961	2,442,303
Allowance for possible losses	(23,122)	(4,947)	(194)	(4,418)	(796)	(33,477)
	2,289,089	94,001	14,877	5,694	5,165	2,408,826
Industrial	1,166,276	36,884	5,351	439	582	1,209,532
Allowance for possible losses	(11,663)	(1,844)	(34)	-	-	(13,541)
	1,154,613	35,040	5,317	439	582	1,195,991
Business service	473,563	52,956	1,238	-	1,469	529,226
Allowance for possible losses	(4,736)	(2,648)	(8)	-	(357)	(7,749)
	468,827	50,308	1,230	-	1,112	521,477

(Expressed in millions of Rupiah, except for

10. LOANS (continued)

2) By Economic Sector (continued)

	2003					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Transportation, communication and warehousing	166,580	1,941	356	-	28	168,905
Allowance for possible losses	(1,666)	(97)	-	-	(28)	(1,791)
	164,914	1,844	356	-	-	167,114
Construction	121,903	2,076	144	-	375	124,498
Allowance for possible losses	(1,219)	(104)	-	-	-	(1,323)
	120,684	1,972	144	-	375	123,175
Social service	47,488	2,420	1,224	-	-	51,132
Allowance for possible losses	(475)	(121)	-	-	-	(596)
	47,013	2,299	1,224	-	-	50,536
Agriculture and agriculture infrastructure	38,078	175	-	150	-	38,403
Allowance for possible losses	(381)	(9)	-	(75)	-	(465)
	37,697	166	-	75	-	37,938
Electricity, gas and water	3,121	-	-	-	-	3,121
Allowance for possible losses	(31)	-	-	-	-	(31)
	3,090	-	-	-	-	3,090
Mining	676	-	-	-	-	676
Allowance for possible losses	(7)	-	-	-	-	(7)
	669	-	-	-	-	669
Others	647,213	38,909	2,235	950	156	689,463
Allowance for possible losses	(6,472)	(1,945)	(63)	(66)	(156)	(8,702)
	640,741	36,964	2,172	884	-	680,761
Rupiah - Net	4,927,337	222,594	25,320	7,092	7,234	5,189,577
Foreign currencies						
Trading, restaurant and hotel	43,846	-	-	-	-	43,846
Allowance for possible losses	(438)	-	-	-	-	(438)
	43,408	-	-	-	-	43,408

(Expressed in millions of Rupiah, except for

10. LOANS (continued)

2) By Economic Sector (continued)

	2003					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Industrial	18,663	908	-	-	-	19,571
Allowance for possible losses	(187)	(45)	-	-	-	(232)
	18,476	863	-	-	-	19,339
Business service	15,660	-	-	-	-	15,660
Allowance for possible losses	(156)	-	-	-	-	(156)
	15,504	-	-	-	-	15,504
Foreign currencies - Net	77,388	863	-	-	-	78,251
Net	**5,004,725**	**223,457**	**25,320**	**7,092**	**7,234**	**5,267,828**

3) By Terms

a. Based on loan agreement (before allowance for possible losses)

	2004	2003
Rupiah		
Less than 1 year	4,698,349	3,292,732
1 - 2 years	366,688	346,452
2 - 5 years	2,059,428	1,347,566
More than 5 years	572,158	270,509
	7,696,623	5,257,259
Foreign currencies		
Less than 1 year	101,350	60,360
2 - 5 years	44,450	18,717
More than 5 years	14,651	-
	160,451	79,077
Total	**7,857,074**	**5,336,336**

b. Based on remaining maturities (before allowance for possible losses)

	2004	2003
Rupiah		
Less than 1 year	4,670,572	3,213,440
1 - 2 years	703,286	509,775
2 - 5 years	1,765,105	1,204,124
More than 5 years	557,660	329,920
	7,696,623	5,257,259

(Expressed in millions of Rupiah, except for

10. LOANS (continued)

3) By Terms (continued)

b. Based on remaining maturities (before allowance for possible losses) (continued)

	2004	2003
Foreign currencies		
Less than 1 year	101,260	60,361
1 - 2 years	12,407	908
2 - 5 years	32,133	17,808
More than 5 years	14,651	-
	160,451	79,077
Total	**7,857,074**	**5,336,336**

The significant information relating to loans were as follows:

a. Loans are secured by deposits, registered mortgages over collateral and by other guarantees generally acceptable to banks.

b. As of December 31, 2004 and 2003, saving deposits amounting to Rp4,583 and Rp7,024, respectively, were pledged as collateral for loans (Note 16).

c. As of December 31, 2004 and 2003, time deposits amounting to Rp650,266 and Rp460,783, respectively, were pledged as collateral for loans (Note 17).

d. Loans in Rupiah earned interest at an average of 13.9% a year in 2004 and 15.9% a year in 2003, whereas the loans in foreign currencies earned interest at an average of 6.5% a year in 2004 and 6.6% a year in 2003, respectively.

e. Loans to employees represent housing and car loans, which are collectible through monthly payroll deductions. The loans granted to certain employees, which are classified as related parties, are non-interest bearing.

f. Loans to the Bank's related parties are conducted at arms-length transactions, except for loans to certain employees which are non-interest bearing.

g. As of December 31, 2004, total restructured loans amounted to Rp10,270 with related allowance for possible losses amounted to Rp813. The restructuring of loans consisted of modification of credit terms and extension of maturity dates. There were no losses resulting from those loans restructuring and the Bank does not have any commitments to grant additional loans on these customers.

h. As of December 31, 2004 and 2003, non-performing loans amounted to Rp126,147 and Rp45,841 or representing 1.61% and 0.86% of total loans, respectively. Interest income on non-performing loans are recognized upon actual cash collections, except for loans categorized as "doubtful" and "loss", of which the interest income are recognized when all principal payments have been fully paid. Based on Bank Indonesia Regulation No. 3/25/PBI/2001 dated December 26, 2001, non-performing loan ratio should not exceed 5% of a bank's total loans.

(Expressed in millions of Rupiah, except for

10. LOANS (continued)

i. The changes in allowance for possible losses of loan were as follows:

	2004			2003		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Beginning balance	67,681	827	68,508	45,467	2,357	47,824
Provision (reversal of allowance) during the year	12,565	4,156	16,721	4,007	(1,484)	2,523
Recovery of loans previously written-off	19,119	-	19,119	19,541	-	19,541
Loans written-off	(5,691)	-	(5,691)	(1,333)	-	(1,333)
Foreign exchange translation	-	154	154	-	(47)	(47)
Ending balance	**93,674**	**5,137**	**98,811**	**67,682**	**826**	**68,508**

The Bank has provided allowance for possible loan losses based on Bank's Management review of the quality of the loans at the end of year. In determining the allowance for possible losses of the loans, the Bank's Management used Bank Indonesia regulation, "Allowance for Possible Losses on Earning Assets" as guidance. The Bank's management believes that the allowance for possible losses on loans was adequate to cover any possible losses on uncollectible loans and was in compliance with Bank Indonesia's regulations.

j. The Bank's involvement in syndicated loans is limited to participation only and the Bank's share of syndicated loans ranged between 2.5% to 6.25% in 2004 and 2.5% in 2003.

k. In the Legal Lending Limit reports submitted by the Bank to Bank Indonesia, as of December 31, 2004 and 2003, all loans granted were below the legal lending limit requirements based on Bank Indonesia's regulation as stipulated in the Bank Indonesia's Decision Letter No. 31/177/KEP/DIR dated December 31, 1998.

l. Loans are granted based on the prudent banking policy and comply with Bank Indonesia's regulations. The Bank has a loan granting policy and standard operating procedures. Loans are granted through analysis in character, capital, capacity, financial conditions and adequacy of collateral.

11. ACCEPTANCES RECEIVABLES AND LIABILITIES

Acceptances receivables and liabilities represent acceptance receivables and liabilities from import bills, supported by Letters of Credit, which are received from non-bank customers, with the remaining maturities as follows:

	2004	2003
Less than 1 month	16,986	8,082
1 - 3 months	16,541	2,199
3 - 6 months	3,519	8,122
Total	37,046	18,403
Allowance for possible losses	(526)	(184)
Net	**36,520**	**18,219**

(Expressed in millions of Rupiah, except for

11. ACCEPTANCES RECEIVABLES AND LIABILITIES (continued)

The changes in allowance for possible losses of acceptances receivables were as follows:

	2004	2003
Beginning balance	184	162
Provision during the year	300	47
Foreign exchange translation	42	(25)
Ending balance	**526**	**184**

The Bank's Management believes that the allowance for possible losses as of December 31, 2004 and 2003 was adequate to cover any possible losses on uncollectible acceptances receivables and was in compliance with Bank Indonesia's regulations.

12. PREMISES AND EQUIPMENT

Premises and equipment consisted of:

	2004			
	Beginning Balance	Addition	Deduction	Ending Balance
Carrying Value				
Land	147,647	9,869	3,907	153,609
Buildings	105,237	15,739	845	120,131
Furniture and fixtures	56,728	7,757	202	64,283
Office equipment	146,006	10,097	796	155,307
Vehicles	52,559	9,212	3,104	58,667
Total carrying value	508,177	52,674	8,854	551,997
Impairment in value of premises and equipment	(4,649)	-	(661)	(3,988)
Carrying value - Net	503,528	52,674	8,193	548,009
Accumulated Depreciation				
Buildings	14,187	5,667	126	19,728
Furniture and fixtures	37,431	8,484	151	45,764
Office equipment	101,308	22,847	523	123,632
Vehicles	28,816	10,388	2,886	36,318
Total accumulated depreciation	181,742	47,386	3,686	225,442
Net Book Value	**321,786**			**322,567**

	2003			
	Beginning Balance	Addition	Deduction	Ending Balance
Carrying Value				
Land	144,364	4,723	1,440	147,647
Buildings	93,392	12,265	420	105,237
Furniture and fixtures	44,612	12,408	292	56,728
Office equipment	137,369	9,431	794	146,006
Vehicles	42,850	13,689	3,980	52,559
Total carrying value	462,587	52,516	6,926	508,177
Impairment in value of premises and equipment	(4,649)	-	-	(4,649)
Carrying value - Net	457,938	52,516	6,926	503,528

(Expressed in millions of Rupiah, except for

12. PREMISES AND EQUIPMENT (continued)

	2003			
	Beginning Balance	Addition	Deduction	Ending Balance
Accumulated Depreciation				
Buildings	9,001	5,228	42	14,187
Furniture and fixtures	29,796	7,909	274	37,431
Office equipment	79,893	22,153	738	101,308
Vehicles	22,502	9,325	3,011	28,816
Total accumulated depreciation	141,192	44,615	4,065	181,742
Net Book Value	**316,746**			**321,786**

Depreciation was charged in the statements of income as follows:

	2004	2003
General and administrative expenses (Note 30)	41,718	39,387
Building expenses	5,668	5,228
Total	**47,386**	**44,615**

As of December 31, 2004 and 2003, all premises and equipment (except land) were covered by insurance against fire and other risks under blanket policies, obtained from related parties, amounting to Rp231,518 and Rp188,724, respectively (Note 37). The Bank's management believes that the insurance coverage was adequate to cover possible losses arising from such risks.

Impairment of premises and equipment represented the difference between the net book value and fair values of certain land and buildings based on an independent appraisal report.

Proceeds from sale of premises and equipment for years ended December 31, 2004 and 2003 amounted to Rp19,934 and Rp5,237, respectively. The gains on sale of premises and equipment in 2004 and 2003 of Rp15,427 and Rp2,376, respectively, were recorded as non-operating income in the related year.

13. OTHER ASSETS

Other assets consisted of:

	2004	2003
Related parties		
Interim dividend (Notes 26 and 37)	-	42,250
Prepaid rent (Note 37)	-	7,837
Third parties		
Interest receivables	75,226	55,880
Advances	28,546	18,249
Foreclosed assets	12,425	20,664
Security deposits	8,537	7,742

(Expressed in millions of Rupiah, except for

13. OTHER ASSETS (continued)

	2004	2003
Prepaid expenses	7,959	8,757
Investments in shares of stock	26	323
Others	6,421	5,857
Total	139,140	167,559
Allowance for decline in value of foreclosed asets	(2,177)	(3,293)
Net	**136,963**	**164,266**

Investments in shares of stock with an ownership of interest less than 20% were stated at cost with details as follows:

	Business	Percentage of ownership	2004	2003
PT Sarana Bersama Pembiayaan Indonesia	Finance	0.94%	63	63
PT Aplikanusa Lintasarta	Communication	0.04%	25	25
PT Bank Muamalat Indonesia Tbk	Syariah Bank	0.01%	1	1
PT Asuransi Buana Independent	Insurance	10.00%	-	300
Total			89	389
Allowance for possible losses			(63)	(66)
Net			**26**	**323**

On May 13, 2004, the Bank's investment in PT Asuransi Buana Independent with nominal value of Rp300 was sold at Rp4,405. On March 13, 2003 the Bank's investment in PT Bank Keppel TatLee Buana with nominal value of Rp500 was sold at Rp1,470. Gains from the sale of the investments of Rp4,105 and Rp970 in 2004 and 2003, respectively, were recorded as "Other Operating Income - Others" in the statement of income.

As of December 31, 2004 and 2003, investments in PT Bank Muamalat Indonesia Tbk and PT Sarana Bersama Pembiayaan Indonesia were classified as "sub-standard" and "loss", respectively. The Bank's management believes that the allowance for possible losses was adequate to cover any possible losses on investments in shares of stock.

14. CURRENT LIABILITIES

As of December 31, 2004 and 2003, current liabilities consisted of cash remittances/draft payables, customers' funds and unsettled clearing/transfer transactions.

(Expressed in millions of Rupiah, except for

15. DEMAND DEPOSITS

Demand deposits consisted of:

	2004			2003		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Related parties (Note 37)	169,358	270,999	440,357	110,597	58,743	169,340
Third parties	2,184,163	945,151	3,129,314	1,938,897	1,040,015	2,978,912
Total	**2,353,521**	**1,216,150**	**3,569,671**	**2,049,494**	**1,098,758**	**3,148,252**

Demand deposits in Rupiah bore interest at an average rates of 2.6% a year in 2004 and 4.3% a year in 2003, while demand deposits in foreign currencies bore interest at an average rate of 0.7% and 1.2% a year in 2004 and 2003, respectively.

As of December 31, 2004 and 2003, blocked demand deposits based on customers' requests and pledged as collateral for loan facilities and other bank facilities granted by the Bank amounted to Rp48,745 and Rp41,001, respectively.

16. SAVING DEPOSITS

Saving deposits consisted of:

	2004			2003		
	Related Parties (Note 37)	Third Parties	Total	Related Parties (Note 37)	Third Parties	Total
Produktif	59,807	4,630,443	4,690,250	31,901	4,240,009	4,271,910
Buana Plus	2,321	13,471	15,792	1,610	10,042	11,652
Prioritas	105	60,992	61,097	86	63,283	63,369
Tabanas/Taska	-	-	-	-	233	233
	62,233	**4,704,906**	**4,767,139**	**33,597**	**4,313,567**	**4,347,164**

Saving deposits bore interest at an average rates ranging from 3.5% to 5.5% a year in 2004 and 6% to 8% a year in 2003.

As of December 31, 2004 and 2003, saving deposits pledged as collateral for loans facilities granted by the Bank amounted to Rp4,583 and Rp7,024, respectively (Note 10).

17. TIME DEPOSITS

Time deposits consisted of:

	2004			2003		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Related parties (Note 37)	546,723	10,793	557,516	190,861	34,582	225,443
Third parties	4,178,373	347,468	4,525,841	4,172,033	411,824	4,583,857
Total	**4,725,096**	**358,261**	**5,083,357**	**4,362,894**	**446,406**	**4,809,300**

(Expressed in millions of Rupiah, except for

17. TIME DEPOSITS (continued)

The details of time deposits based on maturities were as follows:

	2004			2003		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Less than 1 month	105,131	-	105,131	91,000	-	91,000
1 month	4,410,131	308,053	4,718,184	4,033,989	403,043	4,437,032
3 months	163,027	38,895	201,922	178,274	32,946	211,220
6 months	27,081	8,765	35,846	40,858	8,265	49,123
12 months	19,726	2,548	22,274	18,773	2,152	20,925
Total	**4,725,096**	**358,261**	**5,083,357**	**4,362,894**	**446,406**	**4,809,300**

The details of time deposits based on remaining maturities were as follows:

	2004			2003		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Less than 1 month	4,360,258	300,931	4,661,189	3,959,104	400,494	4,359,598
1 - 3 months	327,808	49,096	376,904	355,850	38,773	394,623
3 - 6 months	23,485	6,744	30,229	38,342	5,066	43,408
6 - 12 months	13,545	1,490	15,035	9,598	2,073	11,671
Total	**4,725,096**	**358,261**	**5,083,357**	**4,362,894**	**446,406**	**4,809,300**

As of December 31, 2004 and 2003, time deposits pledged as collateral for loans facilities granted by the Bank amounted to Rp650,266 and Rp460,783, respectively (Note 10).

Time deposits in Rupiah bore interest at an average rate of 5.6% a year in 2004 and 9.8% a year in 2003, and time deposits in foreign currencies bore interest at an average rate of 0.8% a year in 2004 and 1.3% a year in 2003, respectively.

18. DEPOSITS FROM OTHER BANKS

Deposits from other banks consisted of:

	2004	2003
Rupiah		
Call money	373,000	70,000
Saving deposits	20,227	18,536
Demand deposits	3,693	11,895
Time deposits	1,499	2,000
Foreign Currencies		
Call money	18,570	-
Total	**416,989**	**102,431**

The terms of deposits from other banks in call money are less than one month, while the terms of time deposits from other banks is one month.

(Expressed in millions of Rupiah, except for

18. DEPOSITS FROM OTHER BANKS (continued)

Deposits from other banks in Rupiah bore interest at an average rate of 5.9% a year in 2004 and 7.2% a year in 2003, while deposits from other banks in foreign currencies bore interest at an average 2.6% a year in 2004.

19. TAXES PAYABLE

Taxes payable consisted of:

	2004	2003
Income taxes		
Article 21	8,129	5,547
Article 23	10,274	10,647
Article 25	9,081	-
Article 29	20,475	1,448
Value Added Taxes	199	42
Total	**48,158**	**17,684**

The reconciliation between income before income tax expense (benefit), as shown in the statements of income and taxable income for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Income before income tax expense (benefit)	412,738	319,282
Temporary differences:		
Provision (reversal of allowance) for possible losses	6,467	(13,406)
Depreciation of premises and equipment	5,911	4,523
Employees' benefits (Note 35)	2,079	8,917
Gains from the changes in the fair value of trading securities	(1,856)	(11,071)
Reversal of allowance for decline in value of foreclosed assets	(1,116)	-
Permanent differences:		
Taxes (Note 30)	11,902	-
Depreciation of premises and equipment	1,951	802
Donations	1,629	1,692
Maintenance	617	-
Business expansion	343	1,574
Entertainment and representations	80	147
Gain (loss) on sale of premises and equipment	(265)	122
Others	1,606	1,205
Taxable income	**442,086**	**313,787**

The computation of taxable income for the fiscal year 2003 was consistent with that reported in the Annual Tax Return (SPT) filed to the Tax Office.

(Expressed in millions of Rupiah, except for

19. TAXES PAYABLE (continued)

The computation of income tax expense (benefit) were as follows:

	2004	2003
Taxable income	442,086	313,787
Income tax expense - current	132,608	94,119
Income tax expense (benefit) - deferred		
Gains from the changes in the fair value of trading securities	557	3,321
Reversal of allowance for decline in value of foreclosed assets	335	-
Provision (reversal of allowance) for possible losses	(1,940)	4,022
Depreciation of premises and equipment	(1,773)	(1,357)
Employees' benefits	(624)	(2,675)
Income tax expense (benefit) - deferred	(3,445)	3,311
Total income tax expense	**129,163**	**97,430**

The reconciliation between income tax expense calculated by applying the applicable tax rate (with maximum rate of 30%) to the income before income tax expense and the tax expense shown in the statements of income for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Income before income tax expense	412,738	319,282
Income tax expense with applicable tax rate	123,804	95,767
Permanent differences effects on income tax expense		
Taxes	3,571	-
Depreciation of premises and equipment	585	240
Donations	489	508
Maintenance	185	-
Business expansion	103	472
Entertainment and representations	24	44
Gain (loss) on sale of premises and equipment	(80)	37
Others	482	362
Total income tax expense	**129,163**	**97,430**

The computation of estimated income tax payable was as follows:

	2004	2003
Income tax expense - current	132,608	94,119
Prepayments of income taxes		
Articles 23 and 25	112,133	92,671
Income tax payable	**20,475**	**1,448**

(Expressed in millions of Rupiah, except for

19. TAXES PAYABLE (continued)

The details of deferred tax assets (liabilities) were as follows:

	2004	2003
Allowance for possible losses on earning assets	11,364	9,424
Depreciation of premises and equipment	4,607	2,834
Estimated liabilities on employees' benefits	3,299	2,675
Allowance for decline in value of foreclosed assets	653	988
Unrealized gain from the increase in the fair value of trading securities	(6,184)	(5,627)
Total	13,739	10,294
Allowance for deferred tax assets	(686)	(686)
Net	**13,053**	**9,608**

On November 29, 2004, the Bank received Tax Underpayments Assessment Letters for 2002 and 2001 income taxes from the Directorate General of Taxation with total tax underpayment amounted to Rp11,902. The tax underpayments were paid on December 15, 2004 and was presented as part of "General and Administrative Expenses" in the 2004 statement of income (Note 30).

20. FUND BORROWINGS

Fund borrowings consisted of borrowings in Rupiah as follows:

	2004	2003
Export Import Bank of Japan	32,660	38,104
World Bank	2,230	3,122
Total	**34,890**	**41,226**

Export Import Bank of Japan

Based on the loan channeling agreement with Bank Indonesia dated July 25, 1996, the Bank obtained a loan facility from Export Import Bank of Japan to finance the investment and working capital of small business companies and venture capital projects. This facility was originally extended to Bank Indonesia, which then channeled the loan to debtors who were able to fulfill the loan requirements through local banks in Indonesia. This Rupiah loan facility (equivalent to JP¥1,300,000,000 using the exchange rate at drawdown date) due within 14 years, includes a three-year grace period and is guaranteed by the Bank's acceptance or promissory notes. Repayments are made through 22 equal semi-annual installments from February 15, 2000 to August 15, 2010. The interest rates for the loan facility are calculated based on the average interest rates of the 3 month Bank Indonesia Certificates during the latest 6-month period. The average interest rate was 8.1% a year in 2004 and 12.8% a year in 2003.

(Expressed in millions of Rupiah, except for

20. FUND BORROWINGS (continued)

World Bank
Based on the loan channeling agreement with Bank Indonesia dated June 20, 1995, the Bank obtained a loan facility from the International Bank for Reconstruction and Development (World Bank) to finance customers in the agriculture and agribusiness industry. This facility was originally extended to Bank Indonesia, which then channeled the loan to debtors who were able to fulfill the loan requirements through local banks in Indonesia. This facility (Rupiah loan facility equivalent to US$5,300,000 using the exchange rate at drawdown date) due within 12 years, includes a 3-year grace period and is guaranteed by the Bank's acceptance or promissory notes, repayable in 18 equal semi-annual Rupiah installments from September 30, 1998 to March 30, 2007. The floating interest rates on the above facility are calculated based on the average interest rates of the 3-month Bank Indonesia Certificates during the latest 6-month period or the average interest rate of the 3-month time deposit from the five state-owned banks during the latest 6-month period, whichever is lower. The average interest rate was 6.6% a year in 2004 and 12.1% a year in 2003.

21. SUBORDINATED BOND

On July 14, 2004, the Bank issued Subordinated Bonds I Bank Buana Indonesia Year 2004 amounted to Rp300,000 with PT Bank Niaga Tbk as the trustee.

The detail as of December 31, 2004 was as follows:

	2004
Nominal value	300,000
Discount of subordinated bonds	(6,378)
Amortization of discount	532
Net	**294,154**

These subordinated bonds are payable in 10 years and the Bank has the right to redeem all the subordinated bonds (call option) in its fifth anniversary from issuance date with redemption value at 100% of the nominal of subordinated bonds, after receiving approval from Bank Indonesia. The Bank also have the right to buy back the subordinated bonds after its first anniversary from issuance date with the intention to keep the subordinated bonds and can be traded in the future.

The subordinated bonds yield fixed interest rates at 13.25% a year until its fifth anniversary from issuance date (call option date) and at 22.05% a year from the 6th year until the maturity of the subordinated bonds on July 14, 2014. Interest is paid quarterly. The first interest coupon was paid on October 14, 2004, while the last interest coupon will be paid on July 14, 2014.

Based on PT Pefindo's letter dated December 8, 2004, the rating of the subordinated bonds as of December 31, 2004 is idBBB+ (*Triple B Plus)*. For the purpose of calculating the Capital Adequacy Ratio (CAR), the subordinated bonds are treated as supplementary capital.

In the event of liquidation, any proceeds from the liquidation process will only be applied to the payment of outstanding amount to the subordinated bondholders after all payment obligation to senior debts have been made. Claims in regards to subordinated bonds are ranked paripassu without any preferences among subordinated bondholders, yet prioritized against the claims of any levels of the Bank's shareholders, including preferred shareholders (if any).

(Expressed in millions of Rupiah, except for

21. SUBORDINATED BOND (continued)

The subordinated bonds are not guaranteed by special collateral, third parties and Republic of Indonesia and are not included in the government guarantee program for the payment of obligations of commercial banks held by Bank Indonesia/Government Guarantee Implementation Unit (UP3) or other guarantee program based on regulation, but are guaranteed by all of the Bank's presents and future assets. Except for senior debts, the rights of subordinated bondholders are paripassu without preference with presents and future other subordinated creditor of the Bank.

The Bank has obligation to create sinking fund for repayment of subordinated bonds, or differently agreed in the bondholders general meeting. Total sinking fund to be created from time to time are calculated from the outstanding balance of subordinated bonds with the percentages as follows:

- At the latest at its 1st anniversary from issuance date at 10%
- At the latest at its 2nd anniversary from issuance date at 21%
- At the latest at its 3rd anniversary from issuance date at 41%
- At the latest at its 4th anniversary from issuance date at 61%
- At the latest at its 5th anniversary from issuance date at 81%
- At the latest on the payment date of subordinated bonds or at its 10th anniversary from issuance date at 100%

22. ESTIMATED LOSSES ON COMMITMENTS AND CONTINGENCIES

The estimated losses on commitments and contingencies provided by the Bank were as follows:

	2004	2003
Rupiah		
Bank guarantee	1,618	2,120
Outstanding irrevocable Letters of Credit	73	113
	1,691	2,233
Foreign Currencies		
Outstanding irrevocable Letters of Credit	1,369	356
Bank guarantee	79	61
	1,448	417
Total	**3,139**	**2,650**

The changes in the estimated losses on commitments and contingencies were as follows:

	2004			2003		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Beginning balance	2,233	417	2,650	1,310	695	2,005
Provision (reversal of allowance) during the year	(542)	932	390	923	(256)	667
Foreign exchange translation	-	99	99	-	(22)	(22)
Ending balance	**1,691**	**1,448**	**3,139**	**2,233**	**417**	**2,650**

(Expressed in millions of Rupiah, except for

22. ESTIMATED LOSSES ON COMMITMENTS AND CONTINGENCIES (continued)

The Bank's Management believes that the estimated losses on commitments and contingencies were adequate to cover any possible losses on unrealized commitment and contingency transactions and was in compliance with Bank Indonesia's regulations.

23. SHARE CAPITAL

The Bank's shareholders and their respective shareholdings based on the report of Share Administration Bureau as of December 31, 2004 and 2003 were as follows:

	2004		
Shareholders	Issued and Fully Paid	Percentage of Ownership	Amount
PT Sari Dasa Karsa	2,171,097,065	43.53%	542,774
United Overseas Bank International Investment Private Ltd.	1,147,265,760	23.00	286,816
International Finance Corporation	265,166,432	5.32	66,292
Commissioners			
Lukito Winarto	5,982,060	0.12	1,495
Soetadi Limin	3,802,560	0.08	951
Director			
Eddy Muljanto	22,571,637	0.45	5,643
Others - below 5% each	1,372,226,486	27.50	343,057
Total	**4,988,112,000**	**100.00%**	**1,247,028**

	2003		
Shareholders	Issued and Fully Paid	Percentage of Ownership	Amount
PT Sari Dasa Karsa	2,765,670,505	55.45%	691,418
International Finance Corporation	335,000,000	6.72	83,750
PT Makindo Tbk	297,743,526	5.97	74,436
Commissioners			
Lukito Winarto	5,982,060	0.12	1,495
Soetadi Limin	4,642,560	0.09	1,161
Director			
Eddy Muljanto	22,571,637	0.45	5,643
Others - below 5% each	1,556,501,712	31.20	389,125
Total	**4,988,112,000**	**100.00%**	**1,247,028**

In 2004, PT Sari Dasa Karsa and others shareholders sold 23% of their ownerships in the Bank to United Overseas Bank International Investment Private Ltd. The sales of these shares were reported by the Bank to BAPEPAM and Bank Indonesia on April 6, 2004 and April 26, 2004, respectively.

(Expressed in millions of Rupiah, except for

23. SHARE CAPITAL (continued)

Management Stock Option Plan (MSOP)

On October 27, 2004, the Bank reported to Bank Indonesia the Bank's plan on its stock option program for its commissioners, directors and top management (MSOP), through issuance of new shares without conducting limited public offering. BAPEPAM on its Letter No. S-2926/PM.6/2004 dated September 14, 2004, in principle agreed with the MSOP program. Based on the regulation of BAPEPAM, the maximum new shares to be issued in MSOP program should be 5% of total issued and fully paid shares, representing 249,405,600 shares. The planned MSOP program will be subjected for approval from the shareholders in the extraordinary shareholders meeting to be held on March 28, 2005.

Limited Public Offering II

On April 23, 2003, based on the letter from the Chairman of the Capital Market Supervisory Agency No. S-838/PM/2003, the Bank conducted a Limited Public Offering II to its shareholders by issuing 744,494,202 shares with nominal value at Rp250 (full amount) per share at offering price of Rp360 (full amount) per share. The newly issued shares were registered in BEJ and BES.

The registration of the Limited Public Offering II shares representing 737,049,260 shares (after deducting 1% or 7,444,942 of shares owned by PT Sari Dasa Karsa, majority founder shareholder), was approved by BEJ based on its Letter No. S-0665/BEJ.PSJ/05-2003 and Notification No. PENG-123/BEJ.PSJ/P/06-2003 dated June 11, 2003, and approved by BES based on its Letter No. JKT-015/LIST-EMITEN/BES/V/2003 and Notification No. JKT-201/PENG-LIST/BES/V/2003 dated May 19, 2003.

Distribution of Bonus Shares and Stock Dividends

Based on the decision in the Extraordinary General Shareholders' Meeting held on August 22, 2003, and registered through Notarial Deed No. 28 of Fathiah Helmi, S.H., on the same date, the shareholders resolved to distribute bonus shares of 959,549,650 shares at nominal value of Rp250 (full amount) per share by capitalizing the additional paid-in-capital amounted to Rp239,887 from the distribution of stock dividends in 2002 and the Bank's Initial Public Offering II in 2003, net of the expenses incurred in the Limited Public Offerings I and II.

Also, the shareholders resolved to distribute stock dividends of 306,091,338 shares or amounting to Rp168,350 based on the Bank's closing price in BEJ on August 21, 2003 at Rp550 (full amount) per share.

The registration of bonus shares and stock dividends of 1,252,984,580 shares (after deducting the 1% or 12,656,408 of shares owned by PT Sari Dasa Karsa, majority founder shareholder), was approved by BEJ based on its Letter No. S-1657/BEJ.PSJ/10-2003 dated October 21, 2003 and Notification No. PENG-353/BEJ.PSJ/P/10-2003 dated October 23, 2003, and approved by BES through No. JKT-082/PENG-LIST/BES/IX/2003 dated September 4, 2003.

Shares Registration in the form of ADR-Level 1 to the United States Securities and Exchange Committees (US SEC)

To improve the Bank's image and give opportunity for foreign investors to own shares in the Bank, the Bank submitted share registration application in the form of ADR-level 1 to the US SEC, which was approved by the US SEC on December 10, 2002. Starting April 21, 2003, the shares in the form of ADR-level 1 are available for trading. Until the date of independent auditor's report, there are no Bank's shares in the form of ADR-level 1 being traded yet in the US stock exchange.

(Expressed in millions of Rupiah, except for

24. ADDITIONAL PAID-IN CAPITAL

Additional paid-in capital represented the excess of the actual amounts received from the shareholders over the par value as specified in the Bank's Articles of Association. As of December 31, 2004 and 2003, the additional paid-in capital amounting to Rp91,827 represented the difference between the retained earnings capitalized as distribution of stock dividends of 306,091,338 shares at offering price of Rp550 (full amount) and nominal value of Rp250 (full amount) per share (Note 23).

25. REVALUATION INCREMENT ON PREMISES AND EQUIPMENT

As of June 30, 2001, the Bank revalued certain premises and equipment (land and certain buildings) in accordance with the Decree of the Minister of Finance of the Republic of Indonesia No. 384/KMK.04/1998 dated August 14, 1998. The revaluation of these premises and equipment was conducted by PT Artanila Permai, an independent appraiser.

The revaluation increment on premises and equipment, for accounting purposes, amounting to Rp103,280 (after final income tax deduction and reversal of deferred tax assets on premises and equipment being revalued) is presented in "Revaluation Increment on Premises and Equipment" as part of the equity in the balance sheets. For tax reporting purposes, the revaluation increment on premises and equipment amounting to Rp112,245 was approved by the Head of the Jakarta Tax Office under its Decision Letter No. KEP-07/WPJ.06/KP.0404/2001 dated December 6, 2001.

26. CASH DIVIDENDS

a. 2004

In the Annual General Shareholders' Meeting held on April 23, 2004, and registered through Notarial Deed No. 28 of Fathiah Helmi, S.H., the shareholders ratified the declaration of cash dividends derived from 2003 net income amounting to Rp66,592 or Rp16.23 (full amount) per share and appropriation for general reserves amounted to Rp5,000 to comply with Corporate Law Art 61. The cash dividends were paid on November 4, 2003 through interim cash dividends amounting to Rp42,250 which was presented as "Other Assets" in the balance sheet as of December 31, 2003 (Note 13) and the remaining amount of Rp24,342 was paid on June 29, 2004. The cash dividends were approved by the Indonesian Bank Restructuring Agency (IBRA) on September 24, 2003 based on its Letter No. PB-1445/BPPN/0903 and by UP3 on May 19, 2004 based on its Letter No. S-200/UP3/V/2004, respectively.

b. 2003

In the Annual General Shareholders' Meeting held on March 28, 2003, and registered through Notarial Deed No. 43 of Fathiah Helmi, S.H., the shareholders ratified the declaration of cash dividends derived from 2002 net income amounting to Rp75,640 or Rp25.40 (full amount) per share and appropriation for general reserves amounted to Rp7,000 to comply with Corporate Law Art 61. The cash dividends were paid on March 10, 2003 through interim cash dividends amounting to Rp56,998 and the remaining amount of Rp18,642 was paid on June 3, 2003. The cash dividends were approved by IBRA on January 24, 2003 and April 21, 2003 based on its Letter No. PB-132/BPPN/0103 and No. PB-574/BPPN/0403, respectively.

(Expressed in millions of Rupiah, except for

27. DIFFERENCES ARISING FROM RESTRUCTURING ENTITIES UNDER COMMON CONTROL

This account represents the difference between exchange value with the net book value of land and building sold to and purchase from entities under common control, which is currently used by the Bank as branch office, with detail as follows:

	Sales Price (Purchase Price)	Net Book Value	Difference
Sale of land and buildings to PT Bumi Citra Wicaksana on December 31, 1997	8,000	4,832	3,168
Purchase of land and buildings from PT Buana Land on December 19, 1997	(21,544)	12,156	(9,388)
Total			(6,220)

28. INTEREST INCOME

Interest income was derived from the following:

	2004	2003
Loans	872,558	743,913
Securities	547,297	749,841
Placements with other banks	10,342	13,694
Current accounts with other banks	2,479	247
Total	**1,432,676**	**1,507,695**

Interest income from related parties for the years ended December 31, 2004 and 2003 were less than 5% of the total interest income in 2004 and 2003.

29. INTEREST EXPENSE

This account represents interest expense incurred on the following:

	2004	2003
Time deposits and certificates of deposits	265,349	408,987
Saving deposits	211,328	313,073
Demand deposits	81,849	101,703
Premium on Government guarantee (Note 36)	31,427	29,155
Subordinated bonds	18,660	-
Deposits from other banks	11,926	14,703
Fund borrowings	3,043	5,653
Total	**623,582**	**873,274**

Interest expense to related parties for the years ended December 31, 2004 and 2003 were less than 5% of the total interest expense in 2004 and 2003.

(Expressed in millions of Rupiah, except for

30. GENERAL AND ADMINISTRATIVE

This account consisted of:

	2004	2003
Gratification	53,194	46,667
Depreciation of premises and equipment (Note 12)	41,718	39,387
Telecommunication, electricity and water	37,486	36,462
Repairs and maintenance	25,244	20,143
Printed materials and office supplies	20,357	19,739
Professional fee	16,620	12,476
Advertising and promotion	15,107	15,156
Education and training	12,718	11,536
Taxes (Note 19)	11,902	-
Travelling	4,869	2,350
Security	4,870	4,364
Transfer	3,630	1,571
Insurance (Note 37)	2,660	2,471
Others	17,822	8,861
Total	**268,197**	**221,183**

31. SALARIES AND EMPLOYEES' BENEFITS

This account consisted of:

	2004	2003
Salaries and wages	153,473	135,356
Meals, transportation and other allowance	18,180	17,754
Pension fund contribution (Note 34)	16,269	11,771
Overtime	11,411	10,987
Lebaran bonus	10,772	9,512
Honorarium	9,298	8,350
Medical	8,289	7,028
Obligatory employee insurance (*Jamsostek*)	4,756	3,936
Employees' benefits (Note 35)	2,079	8,917
Severance pay	1,037	1,758
Others	4,796	2,489
Total	**240,360**	**217,858**

(Expressed in millions of Rupiah, except for

32. UNREALIZED SPOT FOREIGN CURRENCY BOUGHT AND SOLD

The details of unrealized spot foreign currencies bought and sold which were conducted with third parties were as follows:

	2004		
	Foreign Currencies		Rupiah
Receivables			
Unrealized spot foreign currency bought	US$	12,800,000	118,848
	JP¥	134,430,000	12,178
			131,026
Liabilities			
Unrealized spot foreign currency sold	US$	7,300,000	67,781
	JP¥	103,320,000	9,359
			77,140

	2003		
	Foreign Currencies		Rupiah
Receivables			
Unrealized spot foreign currency bought	US$	7,500,000	63,188
	SIN$	1,020,600	5,067
			68,255
Liabilities			
Unrealized spot foreign currency sold	US$	10,400,000	**87,620**

33. COMMITMENTS AND CONTINGENCIES

The Bank's commitments and contingencies were as follows:

	2004	2003
Commitments		
Commitment liabilities		
Unused loans facilities granted	(2,845,371)	(2,262,943)
Outstanding irrevocable Letters of Credit	(64,443)	(45,255)
Commitment Liabilities	(2,909,814)	(2,308,198)
Contingencies		
Contingent receivables		
Interest on non-performing loans (Note 2r)	2,170	1,275
Contingent liabilities		
Bank guarantees	(168,321)	(127,444)
Unused travellers' cheques	(4,309)	(3,659)
Standby L/C	(1,821)	(1,541)
Contingent liabilities - net	(172,281)	(131,369)
Commitments and contingent liabilities - net	**(3,082,095)**	**(2,439,567)**

(Expressed in millions of Rupiah, except for

34. PENSION BENEFIT

The Bank has a defined benefit retirement plan covering all of its permanent employees, which is managed by Dana Pensiun PT Bank Buana Indonesia Tbk. Contributions are funded and consist of the Bank's contribution at 10% and the employees' contribution computed at 6% of basic salary. Such retirement plan was approved by the Minister of Finance in Letter No. KEP 039/KM.17/1996 dated February 6, 1996.

The funding status of the pension plan as of December 31, 2004 and 2003 were as follows:

	2004	2003
Fair value of plan assets	222,626	190,624
Actuarial liabilities	(217,359)	(208,712)
Funded status	5,267	(18,088)
Actuarial loss (gain) - not recognized	(8,648)	12,884
Pension cost payable	**3,381**	**5,204**

The retirement benefit expense charged to statements of income for the years ended December 31, 2004 and 2003 amounted to Rp16,269 and Rp11,771, respectively (Note 31).

Pension cost payable were presented as part of "Others Liabilities" in the balance sheet and were determined based on the actuarial valuation by PT Sienco Aktuarindo Utama, an independent actuary, based on its report dated February 18, 2005, using the "Projected Unit Credit" method with the following assumptions:

Discount rate	: 10% per annum
Pensionable salary increase	: 6% per annum
Mortality	: Commissioners Standard Ordinary 1958
Normal retirement age	: 55 years

35. ESTIMATED LIABILITIES ON EMPLOYEES' BENEFITS

In addition to retirement fund established by the Bank for its employees, the Bank also recognized estimated liabilities for termination, gratuity and compensation as provided under Law No. 13/2003, the Bank's employees' agreement and the Bank's defined benefit retirement plan.

The estimated liabilities for employees' benefits as of December 31, 2004 and 2003 were determined based on the actuarial valuations by PT Sienco Aktuarindo Utama, an independent actuary, based on its reports dated on February 18, 2005 and January 26, 2004, respectively. Estimated liabilities on employees' benefits were calculated using the "Projected Unit Credit" method and the following assumptions:

Discount rate	: 10% per annum
Salary increase	: 6% per annum
Mortality	: Commissioners Standard Ordinary 1958
Normal retirement age	: 55 years

(Expressed in millions of Rupiah, except for

35. ESTIMATED LIABILITIES ON EMPLOYEES' BENEFITS (continued)

Net benefits expense recognized in the statements of income were as follow:

	2004	2003
Current service cost	379	204
Interest cost	1,262	-
Amortization of unrecognized past service cost - non vested benefits	786	8,713
Total	2,427	8,917
Difference in change of accounting principles (Note 2v)	(348)	-
Net (Note 31)	**2,079**	**8,917**

Estimated liabilities on employees' benefits consisted of:

	2004	2003
Present value of obligation	18,614	9,691
Unrecognized past service cost	(5,643)	-
Actuarial losses - not recognized	(1,861)	-
Unrecognized actuarial losses	(114)	(774)
Liabilities recognized in the balance sheets	**10,996**	**8,917**

The changes of estimated liabilities on employees' benefits as of December 31, 2004 and 2003 were as follows:

	2004	2003
Beginning balance	8,917	-
Difference in changes of accounting principle (Note 2v)	(348)	-
Provision during the year	2,427	8,917
Ending balance	**10,996**	**8,917**

36. GOVERNMENT GUARANTEE FOR THE PAYMENT OF OBLIGATIONS OF COMMERCIAL BANKS

Based on the Decision Letter No. 26/KMK.17/1998 from the Ministry of Finance of the Republic of Indonesia dated January 28, 1998, which was amended through the Decision Letter No. 179/KMK.017/2000 from the Ministry of Finance of the Republic of Indonesia dated May 26, 2000, concerning the "Conditions and Procedures in the Implementation of Government Guarantee for the Payment of Obligations of Commercial Banks", the Government has agreed to guarantee the payment of the liabilities of banks which are members of the government guarantee program that meet certain criteria.

The guarantee program was valid from January 26, 1998 to January 31, 2001. The guarantee period will be automatically extended for the next six months continuously, except when the Ministry of Finance, through a notice within a period of at least six months before the end of the guarantee period or the extended period, expresses its intention not to extend the guarantee period.

(Expressed in millions of Rupiah, except for

36. GOVERNMENT GUARANTEE FOR THE PAYMENT OF OBLIGATIONS OF COMMERCIAL BANKS (continued)

The Decision Letter No. 179/KMK.017/2000 from the Ministry of Finance of the Republic of Indonesia dated May 26, 2000, concerning "Conditions and Procedures in the Implementation of Government Guarantee for the Payment of Obligations of Commercial Banks" was amended through Decision Letter No. 84/KMK.06/2004 dated February 27, 2004, concerning the Conditions and Procedures in the Implementation of Government Guarantee for the Payment of Obligations of Commercial Banks. The changes consist of, among others, the payment for the guarantee premium which was formerly paid through Indonesian Bank Restructuring Agencies (BPPN) will be paid through Government Guarantee Implementation Unit (UP3).

37. TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES

In the Bank's normal operations, the Bank has operational and financial transactions with related parties which are made at normal rates and conditions, except for non-interest bearing loans to certain employees with terms ranging from 1 to 10 years.

The details of transactions with related parties were as follows:

	2004		2003	
	Total	Percentage (%)	Total	Percentage (%)
Current accounts with other banks				
United Overseas Bank Limited, Singapore	8,656	0.05	-	-
Placements with other banks				
United Overseas Bank Limited, Singapore	184,919	1.13	-	-
Securities - Export bills				
PT Indo Baju Indah	6,593	0.04	2,250	0.01
Loans				
Outstanding balances above Rp1,000 each				
PT SMEP Pacific	7,961	0.05	-	-
PT Indo Baju Indah	7,029	0.04	12,638	0.09
PT Idola Bangun Idea	3,807	0.02	11,298	0.08
Thomson Soegiarto	3,536	0.02	-	-
PT Karet Mas	2,641	0.02	2,869	0.02
PT Strada Multi Perkasa	2,335	0.01	1,897	0.01
PT Kota Mas Permai	2,329	0.01	1,437	0.01
PT Kalimantan Medan Abadi Raya	2,172	0.01	1,549	0.01
PT Gizindo Pangansejati	2,102	0.01	2,996	0.02
PT Fiberindomas Cemerlang	2,087	0.01	2,667	0.02
PT Sinar Elang Sakti Mas	1,946	0.01	2,114	0.01
PT Enerfa Saptadaya Prima	1,820	0.01	1,167	0.01
Ratna Dewi	1,610	0.01	549	0.01
Ng Tjie Koang	1,295	0.01	1,481	0.01
Kho Swandi Kendy	1,071	0.01	-	-
PT Megah Nurindo Pratama	783	0.01	2,419	0.02
Hendra Suryadi	41	0.01	1,069	0.01
Soemardi Oei dan Anwar Tandanu	-	-	2,000	0.01
PT Industri Nonwoven Inumas	-	-	1,359	0.01

(Expressed in millions of Rupiah, except for

37. TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES (continued)

	2004		2003	
	Total	Percentage (%)	Total	Percentage (%)
Outstanding balances below Rp1.000 each				
Consisted of 182 and 181 debtors as of December 31, 2004 and 2003, respectively	14,912	0.09	15,503	0.11
Total loans	59,477	0.36	65,012	0.45
Insurance coverage for premises and equipment by PT Asuransi Buana Independent	231,518	-	188,724	-
Interim dividend	-	-	42,250	0.29
Prepaid rent to PT Bumi Buana Sumber Indah	-	-	7,837	0.05
Deposits				
Demand deposits	440,357	3.05	169,340	1.34
Saving deposits	62,233	0.43	33,597	0.27
Time deposits	557,516	3.86	225,443	1.78
Total	1,060,106	7.34	428,380	3.39
Building expense				
Rental expenses to PT Bumi Buana Sumber Indah	7,853	1.42	8,203	1.78
General and administrative expense				
Insurance expense to PT Asuransi Buana Independent	2,660	0.48	2,471	0.54

Notes:

a. Percentages of current account and placements with other banks, securities, loans and prepaid rent are computed based on total assets on balance sheet date.
b. Percentages of demand, savings and time deposits are computed based on total liabilities on balance sheet date.
c. Percentages of rental and insurance expenses are computed based on total other operational expenses for each related period.
d. Interest income and expense from/to related parties, which are received/incurred by the Bank were less than 5% of the Bank's total interest revenue and expenses, respectively, for each related year.

Nature of related parties:

All related parties are related to the Bank due to same ownership/shareholdings

(Expressed in millions of Rupiah, except for

38. SEGMENT REPORTING

The Bank's geographical and products segments based on the revised PSAK No. 5 were as follows:

Geographical segment

	2004						
Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
INCOME AND EXPENSES FROM OPERATIONS							
Interest Income							
Interest	877,901	70,172	43,510	46,284	46,597	348,212	1,432,676
Fees and commissions	24,005	6,688	3,964	2,555	3,671	24,401	65,284
Total Interest Income	901,906	76,860	47,474	48,839	50,268	372,613	1,497,960
Interest Expense	379,371	26,767	30,203	25,277	25,783	136,181	623,582
Interest Income - Net	522,535	50,093	17,271	23,562	24,485	236,432	874,378
Other Operating Income							
Administration fees and commissions	13,632	3,174	2,429	1,937	2,619	17,060	40,851
Gains from foreign currency transactions - net	11,774	117	132	1	-	175	12,199
Gains on securities sold and matured	3,267	-	-	-	-	-	3,267
Gains from changes in the fair value of trading securities - net	1,856	-	-	-	-	-	1,856
Recovery of allowance for decline in value of foreclosed assets	1,115	-	-	-	-	-	1,115
Others	19,434	917	1,255	814	928	4,330	27,678
Total Other Operating Income	51,078	4,208	3,816	2,752	3,547	21,565	86,966

(Expressed in millions of Rupiah, except for foreign exchange rates and amount in foreign currencies)

38. SEGMENT REPORTING (continued)

Geographical segment (continued)

	2004						
Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
Provision of Allowance for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies	15,138	-	-	-	-	-	15,138
Other Operating Expenses							
General and administrative	187,541	10,121	5,035	6,788	7,062	51,650	268,197
Salaries and employees' benefits	139,767	11,752	8,541	8,466	12,222	59,612	240,360
Building	33,921	1,150	1,381	553	492	5,569	43,066
Total Other Operating Expenses	361,229	23,023	14,957	15,807	19,776	116,831	551,623
INCOME FROM OPERATIONS	**197,246**	**31,278**	**6,130**	**10,507**	**8,256**	**141,166**	**394,583**
NON-OPERATING INCOME							
Gain on sale of premises and equipment - net	10,838	104	2	160	300	4,023	15,427
Others - net	2,795	(28)	-	(105)	(34)	100	2,728
Total Non-Operating Income - Net	13,633	76	2	55	266	4,123	18,155
INCOME BEFORE INCOME TAX EXPENSE	**210,879**	**31,354**	**6,132**	**10,562**	**8,522**	**145,289**	**412,738**
INCOME TAX EXPENSE	**129,163**	-	-	-	-	-	**129,163**
NET INCOME	**81,716**	**31,354**	**6,132**	**10,562**	**8,522**	**145,289**	**283,575**

(Expressed in millions of Rupiah, except for foreign exchange rates and amount in foreign currencies)

38. SEGMENT REPORTING (continued)

Geographical segment (continued)

	2004						
Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
Total loans	2,984,426	677,500	358,131	428,048	448,009	2,960,960	7,857,074
Total deposits and deposits from other banks	8,146,174	672,357	736,451	551,715	550,779	3,179,679	13,837,156
Total assets	11,203,369	716,123	376,207	444,246	475,221	3,138,514	16,353,680
Total liabilities	8,683,136	687,459	745,707	555,197	562,611	3,217,665	14,451,775

	2003						
Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
INCOME AND EXPENSES FROM OPERATIONS							
Interest Income							
Interest	1,008,529	60,332	47,403	44,667	53,060	293,704	1,507,695
Fees and commissions	19,191	5,757	3,727	2,208	2,829	17,817	51,529
Total Interest Income	1,027,720	66,089	51,130	46,875	55,889	311,521	1,559,224
Interest Expense	508,532	36,446	48,666	37,418	40,564	201,648	873,274
Interest Income - Net	519,188	29,643	2,464	9,457	15,325	109,873	685,950
Other Operating Income							
Administration fees and commissions	18,523	2,588	2,104	1,751	2,247	14,452	41,665
Gains from foreign currency transactions - net	13,560	93	91	-	-	226	13,970
Gains from changes in the fair value of trading securities - net	11,071	-	-	-	-	-	11,071

(Expressed in millions of Rupiah, except for foreign exchange rates and amount in foreign currencies)

38. SEGMENT REPORTING (continued)

Geographical segment (continued)

	2003						
Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
Gains on securities sold and matured	4,025	-	-	-	-	-	4,025
Others	12,216	618	1,032	754	763	3,790	19,173
Total Other Operating Income	59,395	3,299	3,227	2,505	3,010	18,468	89,904
Reversal of Allowance for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies	1,609	-	-	-	-	-	1,609
Other Operating Expenses							
General and administrative	148,856	8,582	4,706	6,176	6,786	46,077	221,183
Salaries and employees' benefits	129,032	10,469	7,498	7,572	11,029	52,258	217,858
Building	13,577	891	722	580	481	4,369	20,620
Total Other Operating Expenses	291,465	19,942	12,926	14,328	18,296	102,704	459,661
INCOME FROM OPERATIONS	**288,727**	**13,000**	**(7,235)**	**(2,366)**	**39**	**25,637**	**317,802**

(Expressed in millions of Rupiah, except for foreign exchange rates and amount in foreign currencies)

38. SEGMENT REPORTING (continued)

Geographical segment (continued)

Descriptions	2003						
	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
NON-OPERATING INCOME							
Gain on sale of premises and equipment - net	(216)	984	-	36	160	1,412	2,376
Others - net	(592)	(42)	-	(49)	(34)	(179)	(896)
Total Non-Operating Income - Net	(808)	942	-	(13)	126	1,233	1,480
INCOME BEFORE INCOME TAX EXPENSE	**287,919**	**13,942**	**(7,235)**	**(2,379)**	**165**	**26,870**	**319,282**
INCOME TAX EXPENSE	**97,430**	**-**	**-**	**-**	**-**	**-**	**97,430**
NET INCOME	**190,489**	**13,942**	**(7,235)**	**(2,379)**	**165**	**26,870**	**221,852**
Total loans	2,064,540	393,278	288,757	274,801	286,548	2,028,412	5,336,336
Total deposits and deposits from other banks	6,864,380	619,037	752,249	527,352	621,419	3,022,719	12,407,156
Total assets	10,775,006	430,020	310,327	290,227	315,964	2,213,580	14,335,124
Total liabilities	7,057,607	628,481	759,872	531,294	621,419	3,053,150	12,651,823

(Expressed in millions of Rupiah, except for

38. SEGMENT REPORTING (continued)

Product Segments

	Loans	Treasury	Others	Total
2004				
Interest income and commission	927,742	557,639	12,579	1,497,960
Total assets	7,758,263	6,978,517	1,616,900	16,353,680
2003				
Interest income and commission	785,624	763,535	10,065	1,559,224
Total assets	5,267,828	7,745,639	1,321,657	14,335,124

39. NET OPEN POSITION

The net open positions (NOP) as of December 31, 2004 and 2003 were as follows:

	2004		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of commitments and contingencies in administrative accounts	Total Net Open Position
United States Dollar	(1,798)	7,296	5,498
Euro	(44,836)	40,228	4,608
New Zealand Dollar	939	-	939
Hong Kong Dollar	831	(61)	770
Switzerland Franc	706	-	706
Australian Dollar	557	-	557
Japanese Yen	48	450	498
Great Britain Pound Sterling	57	-	57
Canada Dollar	52	-	52
Saudi Arabian Riyal	39	-	39
Malaysia Ringgit	18	-	18
Singapore Dollar	43	(37)	6
Brunei Darussalam Dollar	1	-	1
Total			**13,749**
Capital			**2,146,539**
Percentage of NOP to capital			**0.64%**

(Expressed in millions of Rupiah, except for

39. NET OPEN POSITION (continued)

	2003		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of commitments and contingencies in administrative accounts	Total Net Open Position
United States Dollar	101,353	(108,046)	6,693
Singapore Dollar	(26,892)	27,971	1,079
Switzerland Franc	845	-	845
Japanese Yen	(1,447)	828	619
Hong Kong Dollar	486	-	486
Canada Dollar	438	-	438
New Zealand Dollar	437	-	437
Great Britain Pound Sterling	423	(7)	416
Australian Dollar	(25,543)	25,325	218
Euro	(32,213)	32,040	173
Saudi Arabian Riyal	74	-	74
Malaysia Ringgit	9	-	9
Brunei Darussalam Dollar	1	-	1
Thailand Baht	1	-	1
Total			**11,489**
Capital			**1,614,265**
Percentage of NOP to capital			**0.71%**

Based on Bank Indonesia (BI) regulation concerning NOP and which was amended by BI regulation No. 6/20/PBI/2004 on July 15, 2004, the maximum NOP of banks should be 20% of capital. NOP represents absolute amount arising from differences between assets and liabilities between foreign currencies in the balance sheets and administrative account. NOP of the Bank as of December 31, 2004 and 2003 were in compliance with BI regulations.

40. CAPITAL ADEQUACY RATIO

As of December 31, 2004 and 2003, the Bank's Capital Adequacy Ratio (CAR) was computed in accordance with the Circular Letter of Bank Indonesia No. 3/30/DPNP dated December 14, 2001, as follows:

	2004	2003
Core capital		
Paid-in-capital	1,247,028	1,247,028
Additional paid-in capital	91,827	91,827
General reserves	25,000	20,000
Prior years income	141,214	(12,356)
Current year income	140,065	91,457
Differences arising from restructuring entities under common control	(6,220)	(6,220)
Unrealized gains from the change in the fair value of available-for-sale securities	6,592	4,971
Total core capital	1,645,506	1,436,707

(Expressed in millions of Rupiah, except for

40. CAPITAL ADEQUACY RATIO (continued)

	2004	2003
Supplementary capital (maximum 100% of core capital)		
Subordinated bonds (maximum 50% of core capital)	300,000	-
Revaluation increment on premises and equipment	103,280	103,280
General reserves on allowance for possible losses on earning assets (maximum 1.25% of RWA)	97,779	74,604
Total supplementary capital	501,059	177,884
Deduction of capital		
Investment in shares of stock	(26)	(326)
Total capital	**2,146,539**	**1,614,265**
Risk Weighted Assets (RWA)	9,703,906	7,231,700
Capital Adequacy Ratio	**22,12%**	**22,32%**
Required Capital Adequacy Ratio	**8%**	**8%**

On July 17, 2003, Bank Indonesia issued Regulation No. 5/12/PBI/2003 concerning the calculation of CAR considering market risk. Based on the regulation, banks which meet certain criteria are required to meet the CAR at a minimum 8% considering market risk within 18 months of the regulation being issued, which is in the financial statements as of January 31, 2005 (Note 45).

41. SIGNIFICANT AGREEMENTS

a. Based on the Financial Advisory Services Agreement dated February 21, 2002, which was extended and amended by an agreement on August 8, 2002, between the Bank and Asset Management Group of Indonesia as the Bank's financial consultant in relation to the possible entry of strategic foreign investors through participation in the ownership of the Bank's, directly or through the American Depository Receipt program, the Bank has an obligation to pay a retainer fee for the six-month period starting September 2002 and success fee at a certain percentage of the transaction value, less 50% of any retainer fee paid or outstanding. This agreement will be extended for the six-month period to August 31, 2003, or earlier than that date if the transaction to acquire 20% of the Bank's shares by foreign investors is completed. In April 2003, the Bank's shares acquisition by foreign investors was completed by the entry of International Finance Corporation as a new shareholder in Limited Public Offering II (Note 23).

b. Based on the agency agreement dated August 8, 2001 between the Bank and PT MeesPierson Finas Investment Management (MPF) as the investment manager, MPF appointed the Bank as a sales agent of Mutual Fund Buana 88 Rupiah, Buana 88 Fixed Income and Buana 88 Dollar, to sell those mutual funds to the Bank's customers or prospective customers. This agreement shall continue indefinitely unless an event occurs that could terminate the agreement, such as MPF's failure to fulfill the investment policy, or bankruptcy of MPF or the Bank.

(Expressed in millions of Rupiah, except for foreign exchange rates and amount in foreign currencies)

42. REMAINING MATURITY PERIODS OF ASSETS AND LIABILITIES

As of December 31, 2004 and 2003, the Bank's assets and liabilities based on remaining period of maturities were as follows:

	2004						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS							
Cash	-	-	-	-	-	126,516	126,516
Current accounts with Bank Indonesia	-	-	-	-	-	897,844	897,844
Current accounts with other banks - net	83,437	-	-	-	-	-	83,437
Placements with other banks - net	535,828	476	1,018	-	-	-	537,322
Securities - net	2,101,981	234,426	1,012,694	2,459,370	100,765	24,804	5,934,040
Securities under resell agreements - net	506,834	-	-	-	-	-	506,834
Derivative receivables - net	-	-	-	-	-	321	321
Loans - net	301,096	792,851	3,617,994	2,480,680	565,642	-	7,758,263
Acceptance receivables - net	16,816	16,333	3,371	-	-	-	36,520
Deferred tax assets - net	-	-	-	-	-	13,053	13,053
Premises and equipment - net	-	-	-	-	-	322,567	322,567
Other assets - net	-	-	-	-	-	136,963	136,963
Total Assets	3,545,992	1,044,086	4,635,077	4,940,050	666,407	1,522,068	16,353,680

(Expressed in millions of Rupiah, except for foreign exchange rates and amount in foreign currencies)

42. REMAINING MATURITY PERIODS OF ASSETS AND LIABILITIES (continued)

	2004						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
LIABILITIES							
Current liabilities	-	-	-	-	-	73,790	73,790
Deposits	12,997,999	376,904	45,264	-	-	-	13,420,167
Deposits from other banks	416,989	-	-	-	-	-	416,989
Taxes payable	-	-	-	-	-	48,158	48,158
Derivative liabilities	-	-	-	-	-	6	6
Interest payables	-	-	-	-	-	24,753	24,753
Acceptance liabilities	16,986	16,541	3,519	-	-	-	37,046
Fund borrowings	-	-	-	2,230	32,660	-	34,890
Subordinated bonds - net	-	-	-	-	294,154	-	294,154
Estimated losses on commitments and contingencies	-	-	-	-	-	3,139	3,139
Estimated liabilities on employees' benefits	-	-	-	-	-	10,996	10,996
Other liabilities	-	-	-	-	-	87,687	87,687
Total Liabilities	13,431,974	393,445	48,783	2,230	326,814	248,529	14,451,775
NET	**(9,885,982)**	**650,641**	**4,586,294**	**4,937,820**	**339,593**	**1,273,539**	**1,901,905**

(Expressed in millions of Rupiah, except for foreign exchange rates and amount in foreign currencies)

42. REMAINING MATURITY PERIODS OF ASSETS AND LIABILITIES (continued)

	2003						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS							
Cash	-	-	-	-	-	141,346	141,346
Current accounts with Bank Indonesia	-	-	-	-	-	603,243	603,243
Current accounts with other banks - net	63,189	-	-	-	-	-	63,189
Placements with other banks - net	644,186	679	909	-	-	-	645,774
Securities - net	4,021,667	166,000	1,482,185	931,067	-	23,199	6,624,118
Securities under resell agreements - net	473,220	-	-	-	-	-	473,220
Derivative receivables - net	-	-	-	-	-	2,527	2,527
Loans - net	156,679	490,855	2,583,289	1,711,503	325,502	-	5,267,828
Acceptance receivables - net	8,001	2,177	8,041	-	-	-	18,219
Deferred tax assets - net	-	-	-	-	-	9,608	9,608
Premises and equipment - net	-	-	-	-	-	321,786	321,786
Other assets - net	-	-	-	-	-	164,266	164,266
Total Assets	5,366,942	659,711	4,074,424	2,642,570	325,502	1,265,975	14,335,124

(Expressed in millions of Rupiah, except for foreign exchange rates and amount in foreign currencies)

42. REMAINING MATURITY PERIODS OF ASSETS AND LIABILITIES (continued)

	2003						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
LIABILITIES							
Current liabilities	-	-	-	-	-	62,606	62,606
Deposits	11,855,023	394,623	55,079	-	-	-	12,304,725
Deposits from other banks	102,431	-	-	-	-	-	102,431
Taxes payable	-	-	-	-	-	17,684	17,684
Derivative liabilities	-	-	-	-	-	75	75
Interest payables	-	-	-	-	-	22,543	22,543
Acceptance liabilities	8,082	2,199	8,122	-	-	-	18,403
Fund borrowings	-	3,168	3,168	24,003	10,887	-	41,226
Estimated losses on commitments and contingencies	-	-	-	-	-	2,650	2,650
Estimated liabilities on employees' benefits	-	-	-	-	-	8,917	8,917
Other liabilities	-	-	-	-	-	70,563	70,563
Total Liabilities	11,965,536	399,990	66,369	24,003	10,887	185,038	12,651,823
NET	**(6,598,594)**	**259,721**	**4,008,055**	**2,618,567**	**314,615**	**1,080,937**	**1,683,301**

To anticipate the maturity gaps resulting from differences in the remaining maturity periods between assets and liabilities, the Bank always maintains its liquidity through maintenance of the minimum reserve requirement of the current accounts with Bank Indonesia in accordance with Bank Indonesia's requirements.

(Expressed in millions of Rupiah, except for

43. ADDITIONAL INFORMATION

1. Classified Earning Assets Ratio

As of December 31, 2004 and 2003, the ratios of earning assets classified as substandard, doubtful, and loss to total earning assets were 0.86% and 0.43%, respectively.

2. Risk Management

The management of the Bank believes that strong risk management policies in the business process of the Bank represents the business imperative and as a core competence in the point of view of its customers, regulators and others stakeholders. The success of the Bank from various obstacles and challenges posed by the economic crisis in recent years have proved important of the good risk management of the Bank. These matters also supported by the Bank's financial information in the previous years, which the Bank successfully maintained such as low Non-Performing Loan ratio and high Capital Adequacy Ratio as compared to the minimum Bank Indonesia requirements.

As one of the leading private banks in Indonesia, the Bank is highly committed to build a good corporate governance practices across all aspects of the Bank. To fulfill this commitment, the Bank formed a Risk Management Unit (RMU), which has an overall responsibility as an independent unit in monitoring the risks on the Bank portfolio and risks being faced by the Bank in general. The Bank also formed a Risk Management Committee (RMC) represented by senior management members responsible for continuous improvement in applying risk management policies.

In the process of aligning the risk management policies based on Bank Indonesia (BI) Regulation No. 5/8/PBI/2003 and BI Circulation Letter No. 5/21/DPNP/2003 regarding "Risk Management Implementation in Commercial Bank", the Bank improved its managing risk culture in 2004 through conducting various risk management trainings and socialization throughout the Bank branches.

Operational Risk

Operational risk is the risk caused by inadequacy or failed internal process, human resources, system or external factors that may affect the Bank's operations.

The Bank has developed a specific Operational Risk Management Policy outlining the limit and authority, lines of responsibility and accountability in all operational aspect of the Bank.

RMU and the related divisions continuously analyze and monitor operational risk on a Bank-wide operational basis including analyzing potential operational risk arising from new products and activities.

Market risk and liquidity risk

Market risk is a risk caused by movements in market variables such as interest rates and foreign exchange rates, adversely affecting the portfolio. Liquidity risk is the risk that is caused by the Bank's inability to fulfill its maturing liabilities/commitments, as a result of the maturity structure of the Bank's balance sheet.

(Expressed in millions of Rupiah, except for

43. ADDITIONAL INFORMATION (continued)

2. Risk Management (continued)

Market risk and liquidity risk (continued)

In managing the market risk and liquidity risk, the Asset and Liability Committee's (ALCO) actively reviews the risk management policies and strategies on managing market and liquidity risks, develops and modifying the Asset & Liability Management (ALMA) strategies and analyzes the potential of market and liquidity risks to the Bank's balance sheet structure, including the potential risk on new transactions.

Credit risk

Credit risk is the risk resulting from the default of counterparty in fulfilling its obligation.

The Bank actively manages credit risk by establishing various levels of credit approval authorities and limits within the credit approval process, which is being reviewed periodically by the management, and by on-going monitoring and evaluation on the existing loans outstanding.

44. ECONOMIC CONDITIONS

The economic conditions in Indonesia are still affected by social stability and political conditions although there have been positive improvements on major economic indicators, such as increasing economic transactions, better liquidity and lower interest and inflation rate. In addition, investors' confidence has improved as seen by the increases in stock market prices.

In response to these economic conditions, the Bank is consistently selective in granting loans and invest it's over liquidity in certain securities which have good ratings. In operational and capital expenditures, the Bank maintains the efficiency and affectivity of the disbursement as compared to its returns. The Bank's Management believes that with prudent banking principles which have been conducted for the years, the Bank will continue to grow.

The accompanying financial statements include the effects of the economic conditions to the extent they can be determined and estimated. Recovery of the economy depends on the fiscal, monetary and other measures that are being undertaken or will be taken by the Indonesian government, actions which are beyond the Bank's control. It is not possible to determine the future effects of the economic conditions may have on the Bank's earnings and realization of the Bank's earnings assets, including the effects from its shareholders and customers.

45. SUBSEQUENT EVENTS

a. In January 2005, Bank Indonesia issued several new regulations consisting of among others, Regulation No. 7/1/PBI/2005 concerning "Foreign Debt" , Regulation No. 7/2/PBI/2005 concerning "Collectibility of Assets", Regulation No. 7/3/PBI/2005 concerning "Legal Lending Limit" and Regulation No. 7/8/PBI/2005 concerning "Debtor Information". Currently, the Bank's Management is evaluating the BI new regulations, and have not yet determined the effect on the Bank's financial statements.

b. Capital Adequacy Ratio of the Bank as of January 31, 2005 which was calculated considering market risk based on Bank Indonesia regulation No. 5/12/PBI/2003 was 23.37% (unaudited).

(Expressed in millions of Rupiah, except for

46. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the year ended December 31, 2003 have been reclassified to conform to 2004 financial statements presentation.

The reclassifications were as follows:

	As Reclassified	As Previously Reported
Assets		
Investments in shares of stock	-	323
Others assets	164,266	163,943
Liabilities		
Estimated liabilities on employees' benefit	8,917	-
Others liabilities	70,563	79,480
Total	**243,746**	**243,746**

47. COMPLETION OF THE FINANCIAL STATEMENTS

The Management of the Bank is responsible for the preparation of these financial statements that were completed on February 21, 2005.

SIGNATURES OF THE BOARD OF COMMISSIONERS

R. Rachmad
Chairman



Lukito Winarto
Commissioner



Wimpie Wirja Surja
Commissioner



Soetadi Limin
Commissioner



SIGNATURES OF THE BOARD OF DIRECTORS

Jimmy Kurniawan Laihad
President Director



Aris Janasutanta Sutirto
Director



Eddy Muljanto
Director



Pardi Kendy
Director



Safrullah Hadi Saleh
Director



Ishak Sumarno
Director



Aw Tee Woo
Director



Soehadie Tansol
Director of Compliance



• Management and CV of Board Members
• Members of Audit Committee and Senior Officers
• Organizational Structure
• Products and Services
• Branch Network
• Correspondent Banks
• Office Addresses
• Additional Shareholders Information
• Corporate Information


Corporate Data

MANAGEMENT AND CV OF BOARD MEMBERS

BOARD OF COMMISSIONERS

Chairman	R. Rachmad
Commissioner	Lukito Winarto
Commissioner	Wimpie Wirja Surja
Commissioner	Soetadi Limin

BOARD OF DIRECTORS

President Director	Jimmy Kurniawan Laihad
Director	Aris Janasutanta Sutirto
Director	Eddy Muljanto
Director	Pardi Kendy
Director	Safrullah Hadi Saleh
Director	Ishak Sumarno
Director	Aw Tee Woo
Compliance Director	Soehadie Tansol

EXECUTIVE VICE PRESIDENTS

Executive Vice President	Karman Tandanu
Executive Vice President	Januar Tedjo Kusumo
Executive Vice President	Antony

BOARD OF COMMISSIONERS



R. Rachmad, Chairman
Indonesian citizen. Born in Demak on April 12, 1931. Studied at University of Indonesia, Faculty of Economics - Extension Program, Jakarta, in 1967 (Semester VI). Started his career in Kepolisian Keresidenan (Police County) in Semarang from 1949 to 1956. Started his career at Bank Indonesia (BI) as employee from 1956 and was finally Director of Bank Indonesia from 1983 to 1993. Commissioner of ASKRINDO from 1985 to 1993. Commissioner of PT Bahana from 1985 to 1990 and Chairman of PT Bahana from 1990 to 1993. Commissioner of PERURI (Indonesian Currency Issuance Company) from 1994 to 1998. Chairman of Board of Audit of Bank Prima Express since 1996 to 2002. Chairman of Board of Audit of Bank Buana since 1996 to 2002. Chairman of Bank Buana from 1998 to present.



Lukito Winarto, Commissioner
Indonesian citizen. Born in Jakarta on October 21, 1959. Studied in Civil Engineering at the University of Wisconsin, Madison-USA in 1980. Participated in several training and seminars on Banking. Joined the Company in 1980 and started as a Sub-Manager of Bank Buana Head Office, Deputy Sub-Branch Manager of Sawah Besar, Sub-Branch Manager of Sawah Besar, Branch Manager of Harmony Branch. Commissioner of Bank Buana from 1998 to present.

BOARD OF COMMISSIONERS



Wimpie Wirja Surja, Commissioner
Indonesian citizen. Born in Sibolga on August 29, 1946. Studied in Faculty of Economics at University of North Sumatera in 1967 and took course at Banking Academy in Medan in 1972. Joined the Company in 1967 with the position of Administration Staff at Medan Branch. In 1973 worked at Bandung Branch, in 1975 Deputy Branch Manager of Semarang Branch, in 1978 Branch Manager of Solo Branch, in 1980 Deputy Branch Manager of Surabaya Branch, in 1981 Branch Manager of Pontianak Branch. Chief of Internal Audit Unit from 1996-2000. Commissioner of Bank Buana from 2001 to present.



Soetadi Limin, Commissioner
Indonesian citizen. Born in Tanjung Balai (Asahan) on January 13, 1945. BA Graduate in Banking from Perbanas Banking Academy in Medan and received MBA degree in Banking & Finance from Golden Gate University, USA. Participant of numerous banking seminars held by Bank of California and Bank of America in 1978. Last Banking seminar attended was Corbank Executive Management Seminar held by Bank of America in 1995 in San Francisco, USA. Started his banking career with Bank Buana in 1967. Deputy Branch Manager of Medan Branch (1972-1976). Deputy Head of International Banking Division (1976-1979), International Banking Division Head (1979-1988), Managing Director of International Banking (1989-1995) and eventually became Deputy President Director (1996-1999). Commissioner of Bank Buana from November 2002 to present.

BOARD OF DIRECTORS



Jimmy Kurniawan Laihad, President Director
Indonesian citizen. Born in Jakarta on September 2, 1958. Graduated from the De La Salle University in Manila, Philippine with a Bachelor of Science in Management of Financial Institution and from the American Graduate School of International Management, Glendale, Arizona, USA with a Master of International Management. Participated in various overseas seminars and job trainings in banking and finance. Started his career at the China Banking Corporation in Manila in 1980. Senior Credit Analyst at PT Manufactures Hanover Leasing Indonesia from 1982 to 1985. Head of Credit Department at PT Euras Buana Leasing Indonesia from 1986 to 1989. Director of PT Euras Buana Leasing from 1989 to 1991. Director at PT Mitsubishi Buana Bank Jakarta from 1991 to 1995. Director at Bank Buana from 1996-1999 and President Director from August 1999 to present.



Aris Janasutanta Sutirto, Director
Indonesian citizen. Born in Surabaya on April 29, 1945. Studied Economics at Airlangga University. Participated in various banking seminars. Started his career as staff at Bank BCA in Surabaya from 1966 to 1969. Worked at Bank Buana Surabaya from 1969 to 1977 as Section Head of Current Account. Worked at Bank Buana Urip Sumohardjo Sub-Branch from 1977 to 1978 as Head of Sub-Branch Office. Worked as Deputy Head of Branch Office at Bank Buana Semarang from 1978 to 1981. Head of Branch Office at Bank Buana Semarang from 1981 to 1991. Head of Branch Office at Bank Buana Bandung from 1991 to 1995. Director at Bank Buana from 1996 to present.

BOARD OF DIRECTORS



Eddy Muljanto, Director

Indonesian citizen. Born in Jakarta on March 23, 1947. High school graduated in 1965. Started his career in 1967 to 1970 as Assistant Manager at Bank Buana. Assistant Director at PT Karet Mas from 1971 to 1973. Director at PT Karet Mas from 1974 to 1983. President Director at PT Inumas from 1980 to 1983. Worked as Head of the Domestic Division at Bank Buana from 1984 to 1995. Commissioner at PT Sari Dasa Karsa from 1990 to 1999. Executive Vice President at Bank Buana from 1995 to July 1999. Director at Bank Buana from August 1999 to present.



Pardi Kendy, Director

Indonesian citizen. Born in Pontianak on September 27, 1958. Graduated from University of Luton with a Master of Business Administration degree. Participated in various domestic and overseas seminars and training. Started his career in 1977 at the Hong Kong and Shanghai Banking Corporation in Jakarta as Junior Staff, last position was Treasury Executive Officer from 1986 to 1987. Chief Dealer Treasury at the Bangkok Bank Limited in Jakarta from 1987 to 1988. Treasury Manager at Bank Mitsubishi Buana in 1996. Part timer Consultant at Bank Mitsubishi Buana in 1996. Head of Treasury Division from 1996 to 1997 at Bank Buana. Executive Vice President from 1998 to 1999 at Bank Buana. Director at Bank Buana from August 1999 to present.



Safrullah Hadi Saleh, Director

Indonesian citizen. Born in Jakarta on September 23, 1954. Graduated with a Bachelor of Science in Accounting from the De La Salle University in Manila, Philippine. Participated in various domestic and overseas training and courses in finance and banking. Started his career as Partner-in-Charge at Drs. Prasetio, Utomo & Co Accountant Office from 1975 to 1993. President Director at PT Bank Arya Panduarta Tbk from May 1993 to March 1999. Management Team Coordinator at PT Bank Nusa National from March 1999 to September 1999. Chief Financial Officer and Project Manager on the merge of "8 BTO banks into PT Bank Danamon Tbk" from October 1999 to September 2001. Director at Bank Buana from October 2001 to present. Project Advisor on the merge of PT Bank Permata Tbk. from July 2002 to January 2003.



Ishak Sumarno, Director

Indonesia citizen. Born in Jakarta on May 13, 1943. Graduated from Stuttgart University in West Germany. Participated in various seminars and courses concerning financial and economics abroad. Started to work at Dicky Metals Co. Ltd. from 1971 to 1973 as an Accounting Manager. Accountant and Finance Manager at PT Sasa Fermentation from 1973 to 1975. Worked at Bank Buana as Head of Division from 1976 to 1984. Deputy Head of International Division at Bank Buana from 1984 to 1985. Head of Supervision 1986 to 1987. Division Head of Information System and Technology from 1987 to 1995. Executive Vice President at Bank Buana from 1995 to 2003. Director at Bank Buana from April 2004 to present.



Aw Tee Woo, Director

Malaysian citizen. Born in Kelantan (Malaysia) on June 11, 1951. Graduated with Master of Business Administration from University of Western Australia. Participated in various domestic and overseas seminars and training. Started his career as Executive Officer at Ministry of Labor, Singapore from 1974 to 1975. Worked as Finance Officer from 1975 to 1976 at Syntex Industries SB, Melaka. Corporate Planning Controller at Malaysian Airline System from 1978 to 1983. Worked as Vice President from 1983 to 1991 at Chung Khiaw Bank Ltd. Worked as Executive Director at Pacific Amore Marketing Sdn Bhd from 1991 to 1994. Head of Division Consumer Banking at United Overseas Bank (Malaysia) Bhd from 1994 to 2004. Director at Bank Buana from December 2004 to present.



Soehadie Tansol, Director of Compliance

Indonesian citizen. Born in Pontianak May 2, 1959. MBA graduated from John Luther Institute Management in 1993. Participated in several domestic and overseas courses and training. Started to work at Bank Buana as Head of Checking Account Department from 1980 to 1987 in Pontianak Branch. Head of Bookkeeping Department at Bank Buana Pontianak from 1987 to 1989. Worked as an authorized signer at Bank Buana Pontianak from 1989 to 1990. Head of Batam Branch Office from 1991 to 1996. Head of Pontianak Branch Office from 1996 to 1997. Head of Palembang Branch Office from 1997 to 1998. Head of Organization, Research and Development Division at Bank Buana from 1999 to 2001. Executive Vice President at Bank Buana from 2001 to 2002. Compliance Director at Bank Buana from January 2003 to present.

EXECUTIVE VICE PRESIDENTS



Karman Tandanu, Executive Vice President
Indonesian citizen. Born in Medan on November 25, 1951. Graduated from Yock Eng High School in Singapore in 1971. Started work as Corporate Branch Office Staff in Medan from 1972 to 1974. Staff at Bank Buana Indonesia Jakarta from 1974 to 1976. Deputy Head of International Division at Bank Buana Jakarta from 1976 to 1979. Senen Sub-Branch Manager from 1979 to 1980. Deputy Head of Surabaya Branch from 1980 to 1985. Head of International Division from 1985 to 1995 at Bank Buana Jakarta. Executive Vice President at Bank Buana from 1995 to present.



Januar Tedjo Kusumo, Executive Vice President
Indonesian citizen. Born in Surabaya on January 2, 1956. High School graduate. Participated in several domestic and overseas courses and seminars. Started to work at Daya Guna Company from 1975 to 1977 as Administration Staff in Surabaya. Worked at Bank Buana Surabaya from 1977 to 1981. Head of Credit Department from 1981 to 1982. Deputy Branch Manager at Bank Buana Palembang from 1982 to 1984. Deputy Branch Manager at Bank Buana Bandung from 1984 to 1987. Branch Manager at Bank Buana Solo from 1987 to 1990. Head of Credit Division at Bank Buana Head Office from 1990 to 1998. Coordinator of Non-Operational Head Office at Bank Buana from 1998 to 2001. Executive Vice President at Bank Buana from 2001 to present.

EXECUTIVE VICE PRESIDENTS



Antony, Executive Vice President
Indonesian citizen. Born in Palembang on January 9, 1955. AAP Perbanas in 1978. Started to work as Clearance Department Deputy Head at Bank Buana Palembang from 1978 to 1980. Section Head of Credit Department at Bank Buana Palembang from 1980 to 1984. Authorized Signer at Bank Buana Palembang from 1984 to 1985. Head of Sudirman Sub-Branch Palembang from 1985 to 1989. Head of Pekan Baru Branch Office from 1989 to 1990. Head of Bank Buana Palembang from 1990 to 1996. Head of Bank Buana Medan in 1996 and again became Head of Bank Buana Palembang from 1996 to 1997. Head of Operational Head Office at Bank Buana from 1997 to 2001. Executive Vice President from October 2001 to present.

MEMBERS OF AUDIT COMMITTEE

AUDIT COMMITTEE

Chairman	Wimpie Wirja Surja
Member	Theodorus Lufti
Member	Hendra Tedjajana

SENIOR OFFICERS

DIVISION AND UNIT HEAD

Internal Audit Unit	Dewi Januwaty Harsono
Risk Management Unit	Wahyu Suryadi
Accounting & Finance	Hendwi Wijaya (Deputy Head)
Commercial Credit	Yongky Irawan
Consumer Credit	Doddy Permadi Syarief
Corporate Credit and Financial Institution	Lim Marjono (Deputy Head)
Corporate Planning	Susan Kwanto (Deputy Head)
Corporate Secretary & Legal	Maruba Sihaloho
Electronic Banking	Basuki Tjahjono
General Affair & Logistics	Theo Kharisma
Human Resources	Welhelmus Indra Widjaja
Information System & Technology	Adrianto Liauw
Marketing	Jacking Ediyanto Wijaya
Operation	Tedi
Organization, Research & Development	Wigianto
Secretariat	Lany Martahadi
Treasury	Alwil Lim

SPECIAL UNIT HEAD

Compliance & KYC Unit	Dewi Arimbi Kurniawati
Asset Recovery Management Unit	Janto Gurawan

SENIOR OFFICERS

BRANCH MANAGER

Harmoni	Julius Irawan
Wahid Hasyim	Sudirman Harijanto
Kelapa Gading	Surjadi Kurniawan
Green Garden	Mali
Medan	Chairy Tandanu
Surabaya	Iman Setijo Budi Utomo
Bandung	Didi Tjahjono Tirtokusumo
Semarang	Bambang Suradi
Makassar	Andreas Budiatmodjo
Palembang	Ismansyah Kurniawan
Solo	Benhady
Pontianak	Rusdi Yanto
Cirebon	Agus Sutanto
Bengkulu	Laurensius Oswari
Jember	Arnoldus Soro
Denpasar	Tjandra Beratha
Tasikmalaya	Herry
Serang	Husein
Bandar Lampung	Tommy Ardianto Tjandra
Magelang	Ratanadjaya
Pekanbaru	Amir Abidin
Balikpapan	Kusarjanto Ongko
Samarinda	Suwanto Thamrin
Banyuwangi	Usman
Yogyakarta	Kusnadi Lokadhi
Bogor	Oey Hok Can
Banjarmasin	Hakim Lipah
Batam	Robert Muliawan
Jombang	Vincentius Djunaidi
Malang	Efendy Suryaputra
Purwokerto	Vinsensius Setiawan
Jambi	Sutjipto Hindarto

ORGANIZATIONAL STRUCTURE

PT BANK BUANA INDONESIA Tbk.



Board of Commissioners
Audit Committee
President Director
Internal Audit Working Group
Risk Management Unit
Risk Management Committee
Credit Policy Committee
Credit Committee
Asset & Liability Committee
Information & Technology Committee
Human Resources Committee
Managing Directors
Compliance Director
Executive Vice Presidents
Compliance & KYC Unit
Information System & Technology Division
Accounting & Finance Division
Marketing Division
Treasury Division
Commercial Credit Division
Consumer Credit Division
Secretariat Division
General Affair & Logistic Division
Organization, Research & Development Division
Electronic Banking Division
Asset Recovery Management Unit
Corporate Planning Division
Corporate Credit & Financial Institution Division
Operation Division
Corporate Secretay & Legal Division
Human Resources Division
Branch Offices

Legend:

= Command Line

= Direct & Special Communication Line

= Supervision Line

PRODUCT AND SERVICES

1. LENDING PRODUCTS

a. Retail Banking

Bank Buana serves the micro and small-to-medium scale commercial customers in the retail sector, especially in trading, distribution and manufacturing industries. This segment provides the largest contribution to our business in terms of revenue. By maintaining a large customer base and capping loan facilities per borrower at a relatively small value, we have been able to keep our credit risk at a relatively low level.

b. Consumer Banking

Bank Buana offers consumer loan products consisting of the KPR-Pondok Buana home mortgage facility, KKB-Oto Buana car purchase loan and Buana Visa Credit Card. As with in retail banking, this segment have a fairly limited risk exposure due to the relatively large customer base with small individual loan size.

c. Corporate Banking

Bank Buana also serves medium-to-large corporate customers that require working capital and investment loans to expand their business activities.

Lending products provided by Bank Buana include:

- R/K Loan (Overdraft facility)
- P/N Loan (Promissory Note)
- Investment Loan for Fixed Asset
- Investment Loan for Construction Projects

- Investment Loan for Vehicles
- Investment Loan for Machinery and Heavy Equipment
- Fixed Loan
- Import Financing
- Export Financing
- Home Ownership Loan (KPR Pondok Buana)
- Vehicle Purchase Loan (KKB Oto Buana)
- Multipurpose Loan
- Installment Loan
- Credit Card Loan
- Loan for Micro Businesses
- Syndicated Loan
- Receivables Financing Loan

2. FUNDING PRODUCTS

a. Current Accounts

Consist of current account for individual and for corporation. In addition to being a convenient and secure means of fund and liquidity management, the Bank's current account products also offers attractive interest rates as well as the use of Buana Visa Electron card, Mobile Banking capability and autodebit facility for various payment. Other than in Rupiah currency, the Bank also offers the Rekening Valas Produktif, a current account available in various foreign currencies.

b. Savings Accounts

Customers can benefit from the following savings account with variuos facilities:

(i) Buana Produktif Savings Account, offering premium-free insurance protection and passbook facility, and attractive prize draw programs.

(ii) Prioritas Savings Account, with attractive interest rates and passbook facility.

(iii) Buana Plus Savings Account, with the convenience of a monthly account statement.

All savings account products offer the use of Buana Visa Electron card, Mobile Banking capability and autodebit facility for various payment.

c. Time Deposits

Offered in Rupiah and foreign currencies, with a choice of one, three, six and twelve-month tenor and competitive interest rates. On call Deposit with a one or two weeks tenor is also available.

3. SERVICES

Bank Buana provides a comprehensive range of banking services for various purposes, as follows:

- Opening Sight L/C, Usance L/C and Standby L/C, Documentary Collection, Documents Against Acceptance (D/A) and Documents Against Payment (D/P)
- Tax Payment including Import Duty, Additional Import Duty, Value Added Tax, Income Tax and Luxury Goods Tax
- Bank Guarantee such as performance bond, bid bond and others
- Safe Deposit Box
- Payment Draft, Collection
- Bank Draft, Travellers Cheque (Citicorp and AMEX) and VISA Travel Money (Citicorp)
- Inward and outward transfer through Telegraphic Transfer (TT) or SWIFT
- On-line utility payment through bank counter, autodebit facility, ATM and Mobile Banking facility

4. BUANA MOBILE BANKING

Electronic banking delivery system providing 24-hour access to the Bank's products and services by using the customer's cellular phone equipped with a SIM Tool Kit. Customers can use Buana Mobile Banking for:

- Fund transfer between accounts in Bank Buana
- Account balance and transaction information
- Interest rates on savings, time deposit or loans
- Currency exchange rates
- Opening a time deposit account
- Account report via fax
- Various payment
- Purchase of prepaid cellular voucher
- Cheque book ordering
- Loan simulation

5. MULTI MOBILE BANKING SYSTEM

The Multi Mobile Banking System (MMBS) is a new electronic banking service that allows customers to access services provided by six banks, including Bank Buana.

6. BUANA VISA ELECTRON

A combination ATM and debit card offered in cooperation with Visa International. The Buana Visa Electron card can be used for:

- Payment at 12.5 million merchants worldwide displaying the Visa and Visa Electron logo, including 35,000 in Indonesia
- Cash withdrawal and account balance information at all Bank Buana ATMs as well as at 700.000 ATM in the ATM PLUS network worldwide

- Transfer between accounts in Bank Buana using Bank Buana ATM
- Payment of telephone, electricity, cellular (Telkomsel) and credit card bills through ATM Bank Buana
- Purchase of Simpati and IM3 prepaid voucher through ATM Bank Buana
- Can be used at all ATM networks displaying the ALTO logo at around 3,000 ATMs nationwide

7. BUANA VISA CARD

A credit card product of Bank Buana offered in cooperation with Visa International, available in Classic and Gold versions. The Buana Visa Card can be used for :

- Payment at all merchants worldwide displaying the Visa logo
- Cash withdrawal at all Bank Buana ATM, VISAPlus and ALTO ATM networks, as well as at counters in Bank Buana branch offices and other locations displaying the VISA logo and manual reimbursement facility.
- Payment of routine monthly bills for telephone, electricity and cellular phone. The bills will be included in the monthly billing statement sent to card holder.

The Buana Visa Card comes with a host of attractive features such as customer loyalty programs, travel accident and travel inconvenience insurance coverage, credit protection and autodebit facility.

8. BUANA INFO

An electronic messaging service that enable customers to receive transaction confirmation messages or other information regarding their transactions with the Bank via electronic means (SMS, e-mail or facsimile).

9. BUANA CALL CENTER

A 24-hour Call Center with an Interactive Voice Response (IVR) system, providing customers with a call-in facility for information related to their accounts, Buana Visa Electron card, or other banking products and services offered by the Bank.

BRANCH NETWORK

Table of Network Branches Distribution

No	Province	A	B	C	D	E	Total	F
1	North Sumatera	-	-	1	6	-	7	3
2	Riau	-	-	1	2	-	3	2
3	Riau Is.	-	-	1	1	-	2	1
4	South Sumatera	-	-	1	5	-	6	3
5	Bengkulu	-	-	1	2	-	3	2
6	Lampung	-	-	1	2	-	3	1
7	Jambi	-	-	1	-	-	1	1
8	DKI Jakarta	1	1	4	43	-	49	40
9	West Java	-	-	4	20	3	27	12
10	Banten	-	-	1	2	-	3	2
11	Central Java	-	-	4	20	-	24	11
12	Yogyakarta	-	-	1	3	-	4	2
13	East Java	-	-	5	22	3	30	12
14	Bali	-	-	1	6	-	7	5
15	South Sulawesi	-	-	1	3	-	4	1
16	East Kalimantan	-	-	2	5	-	7	4
17	West Kalimantan	-	-	1	2	-	3	2
18	South Kalimantan	-	-	1	1	-	2	2
	Total	**1**	**1**	**32**	**145**	**6**	**185**	**106**

A = Office of Director and Commissioner; B = Head Office; C = Branch Office; D = Sub-Branch Office; E = Cash Outlet; F = ATMs

LIST OF CORRESPONDENT BANKS

Asia:

ABN-AMRO Bank N. V., Jakarta
D. B. S. Bank, Singapore
H. S. B. C., Hong Kong
Oversea-Chinese Banking Corp. Ltd., Singapore
The Bank of Tokyo Mitsubishi, Tokyo
The Sumitomo Mitsui Banking Corp., Tokyo
Union Bank of California, Tokyo
United Overseas Bank, Singapore
Wing Hang Bank Ltd., Hong Kong

Australia:

Commonwealth Bank of Australia, Sydney
National Australia Bank, Melbourne
Westpac Banking Corp., Wellington

America:

American Express Banking Corp., New York
Bangkok Bank, New York
Bank of New York, New York
Citibank N. A., New York
Deutsche Bank Trust Co. Americas, New York
H. S. B. C., New York
J. P. Morgan Chase Bank, New York
The Toronto Dominion Bank, Toronto
Union Bank of California, New York

Europe:

ABN-AMRO Bank N. V., Amsterdam
Banca Intesa Commerciale Italiana Spa, Milano
Bangkok Bank Ltd., London
Bank of New York, Frankfurt
Deutsche Bank A. G., Frankfurt
Union Bank of Switzerland, Zurich

ADDRESSES

HEAD OFFICE
Office of Directors and Commissioners
Gedung Bank Buana Indonesia Harmoni
Jl. Gajah Mada No. 1A, Jakarta 10130
Tel. : (021) 63865927, 6330585,
63865931 (Hunting)
Fax. : (021) 6324467, 6322373

Head Office (Operations)
Jl. Asemka No. 32-36, Jakarta 11110
Tel. : (021) 6922901, 6922045,
2601051, 2601055
Fax. : (021) 2601033, 6924105,
2601013, 6925946
Telex : 42042, 42602, 42622, 42673,
42887, 42300, 42301, 42734,
42149
Cable : Bank Buana Indonesia
PO BOX 4896/ Jakarta 11048
Swift : BBIJIDJA

Sub-Branches:
Tangerang
Jl. Ki Asnawi No. 64 C-D,
Tangerang 15111
Tel. : (021) 5523081-83-84,
55799082-83
Fax. : (021) 5523082

Glodok Plaza
Komp. Glodok Plaza Blok F No. 1-2
Jl. Pinangsia Raya, Jakarta Barat
Tel. : (021) 6595026, 6596745,
6280943-44
Fax. : (021) 6280944

Pluit
Jl. Pluit Kencana Raya No. 76,
Jakarta Utara
Tel. : (021) 6611770–71
Fax. : (021) 6691163

Teluk Gong
Komplek Duta Harapan Indah
Blok G No. 10
Kapuk Muara, Jakarta Utara
Tel. : (021) 6617577–78, 6622957
Fax. : (021) 6612279

Petak Baru
Jl. Petak Baru No. 25-26
Jakarta Barat 11110
Tel. : (021) 6922115, 6922432,
6912224, 6924069, 6901756-57,
6917410-11
Fax. : (021) 6928086

Mangga Dua Lama
Pusat Grosir Pasar Pagi
Mangga Dua 3rd Floor
Blok BC No. 011, 012, 012A & 014
Jakarta Utara
Tel. : (021) 6255661, 2601031,
6127340
Fax. : (021) 6127341

Soekarno-Hatta Airport
Terminal D Arrival Hall
Ruang Usaha No. D9 P14 & 15
Tel. : (021) 5501182-83, 5506814
Fax. : (021) 5501181

Terminal D Departure Hall
Ruang Usaha No. D9 D60
Tel. : (021) 5501184

Mangga Dua Plaza
Mangga Dua Plaza Blok F No. 5
Jl. Mangga Dua Raya, Jakarta Pusat
Tel. : (021) 6120086, 6120912,
6129128, 6129129
Fax. : (021) 6129130

Jembatan Dua
Jl. Jembatan Dua No. 139 A, Jakarta Utara
Tel. : (021) 6631760-62
Fax. : (021) 6610615

Muara Karang
Jl. Muara Karang Raya No. 1
Kav. Blok Y3 Barat No. 10 Rt. 019/02
Jakarta Utara
Tel. : (021) 6625967-69, 6601048
Fax. : (021) 6606171

Duta Mas
Kompleks Perumahan Taman Duta Mas
Blok A3 No. 56-57
Grogol Petamburan, Jakarta Barat
Tel. : (021) 5678775-76, 5649550, 56942340
Fax. : (021) 5649464

HARMONI BRANCH
Jl. Gajah Mada No. 1A, Jakarta
Tel. : (021) 63865927, 6330585
Fax. : (021) 6330558, 6335377

Sub-Branches:
Petojo
Jl. A.M Sangaji No. 25 E, Jakarta Pusat
Tel. : (021) 6324562-63
Fax. : (021) 6324562

Kedoya
Kompleks Perumahan Taman Cosmos
Megah Permai Blok I No. 1-2
Kedoya, Jakarta Barat
Tel. : (021) 5652332, 5640948-49
Fax. : (021) 5652338

Cengkareng
Taman Palem Lestari Blok D 10 No. 1
Jakarta Barat 11730
Tel. : (021) 55957447, 55957448,
55957449
Fax. : (021) 55957446

Roxy Mas
Jl. K.H. Hasyim Ashari Blok D No. 18
Roxy Mas, Jakarta
Tel. : (021) 63858204-07
Fax. : (021) 63858207

Tanjung Duren
Jl. Tanjung Duren Raya No. 353A Rt. 007/03
Tanjung Duren Utara, Jakarta Barat
Tel. : (021) 5642027, 5673950
Fax. : (021) 5685079

Sawah Besar
Jl. Sukarjo Wiryopranoto No. 26
Jakarta Pusat
Tel. : (021) 3853677, 2313678,
2313479, 3453336, 3453337
Fax. : (021) 3860602

Pasar Baru
Pusat Perbelanjaan Metro Pasar Baru
Jl. Samanhudi Ground Floor
No. 112A-115 Jakarta Pusat
Tel. : (021) 3500523, 3850468
Fax. : (021) 3455719

K.H. M Mansyur
Jl. K.H. M Mansyur No. 202 B
Jakarta Barat
Tel. : (021) 6332755, 6332756
Fax. : (021) 6332759

Mangga Besar
Jl. Mangga Besar No. 68–68A
Jakarta Barat 11150
Tel. : (021) 6594677, 6292150, 6292349
Fax. : (021) 6293113

Pangeran Jayakarta
Jl. Pangeran Jayakarta No. 141
Blok I A/32
Jakarta Pusat
Tel. : (021) 6491448, 6394339, 6282677
Fax. : (021) 6250766

Jembatan Lima
Jl. K.H. Mas Mansyur No. 213 B
Jakarta Barat 11250
Tel. : (021) 6336570, 6335176, 6286569
Fax. : (021) 6335032

WAHID HASYIM BRANCH
Jl. K.H. Wahid Hasyim No. 89
Jakarta 10350
Tel. : (021) 2303610 (Hunting)
Fax. : (021) 2303611

Sub-Branches:
Palmerah
Jl. Palmerah Barat No. 39 B
Jakarta Pusat
Tel. : (021) 5325479
Fax. : (021) 5329249

Pondok Indah
Proyek Perumahan Pondok Indah
Blok IS/E-IA dan IB
Jl. T.B. Simatupang, Jakarta Selatan
Tel. : (021) 75906165
Fax. : (021) 75900185

Tanah Abang
Pusat Perdagangan Tanah Abang Bukit
Blok F No. 6-8
Jl. K.H. Fachrudin No. 36, Jakarta
Tel. : (021) 3803320, 3846171
Fax. : (021) 373406

Fatmawati
Jl. Fatmawati Raya No. 1
Jakarta 12150
Tel. : (021) 7504770
Fax. : (021) 7661333

Senen
Pusat Perdagangan Senen
4th Floor Blok I No. 11-12
Jakarta Pusat
Tel. : (021) 4210826, 4211072,
4252083, 4268271
Fax. : (021) 4210461

Bungur
Ruko Central Bungur Jl. Bungur Besar 42B
Gunung Sahari Selatan, Jakarta Pusat 10610
Tel. : (021) 4250813, 4248841
Fax. : (021) 4248844

Depok
Jl. Kartini No. 88 C-D, Depok
Tel. : (021) 7765236, 77202916–18
Fax. : (021) 7765237

Pasar Minggu
Jl. Raya Ragunan No. 11
Pasar Minggu, Jakarta Selatan
Tel. : (021) 7804680, 78831562, 7890439
Fax. : (021) 7890438

Panglima Polim
Jl. Panglima Polim Raya No. 18 A-C
Kebayoran Baru, Jakarta Selatan 12130
Tel. : (021) 7251603, 7202668, 7251655
Fax. : (021) 7222187

Ciputat
Jl. Dewi Sartika 46A
Kabupaten Tangerang,
Propinsi Banten 15411
Tel. : (021) 7445601, 7445637
Fax. : (021) 7445637

Plaza Atrium
Jl. Senen Raya No. 135
5th Floor Blok BC 63-64
Jakarta Pusat 10410
Tel. : (021) 3862972, 3862792
Fax. : (021) 3512510

KELAPA GADING BRANCH
Jl. Raya Barat Boulevard Blok LC7/1-2
Kelapa Gading Permai
Tel. : (021) 4529171 (Hunting)
Fax. : (021) 4529179, 45844045,
45844728

Sub-Branches:
Bekasi
Jl. Ir. H. Juanda No. 98 G
Bekasi Timur
Tel. : (021) 8802926, 8809675,
8812179, 8817127
Fax. : (021) 88348645

Kelapa Gading Boulevard
Jl. Boulevard Raya Blok FW I No. 18
Kelapa Gading Boulevard
Tel. : (021) 4531069–70
Fax. : (021) 45841059

Rawamangun
Jl. Pegambiran No. 33
Rawamangun, Jakarta Timur
Tel. : (021) 4703107, 4707069, 4722162
Fax. : (021) 4753326

Tanjung Priok
Jl. Yos Sudarso No. 69-70, Kebon Bawang
Tanjung Priok, Jakarta Utara
Tel. : (021) 4351459-61, 4366571-72
Fax. : (021) 4366562

Sunter Agung
Jl. Danau Sunter Agung Utara
Blok D 1 No. 6 B
Sunter Agung, Jakarta
Tel. : (021) 6451120-21, 65833281-82
Fax. : (021) 6453821

Pondok Gede
Pondok Gede Plaza Ruko Blok D/12
Pondok Gede, Bekasi
Tel. : (021) 84993550-52
Fax. : (021) 84993552

Kramat Jati
PD. Pasar Jaya Blok A No. 23
Kramat Jati, Jakarta Timur 13510
Tel. : (021) 8092417, 8011644
Fax. : (021) 8013973

Jatinegara
Jl. Pintu Pasar Utara No. 10-12
Jatinegara, Jakarta Timur 13310
Tel. : (021) 8191918, 8193110,
8197726, 2800178
Fax. : (021) 8508919

Bekasi Selatan
Jl. Achmad Yani Kav. A4 No.7
Ruko Kalimalang Commercial Centre
Desa Kayuringin, Bekasi
Tel. : (021) 8853521, 88965890-93
Fax. : (021) 88965588

GREEN GARDEN BRANCH
Komplek Perumahan Green Garden
Blok A7 No. 47-50
Kel. Kedoya Utara, Kec. Kebon Jeruk
Jakarta Barat
Tel. : (021) 5819005-06, 5802814-15
Fax. : (061) 5802776

Sub-Branches:
Cimone
Jl. Merdeka No. 320
Kel. Cimone Jaya, Kec. Karawaci
Tangerang
Tel. : (021) 5522004
Fax. : (061) 5525017

MEDAN BRANCH
Jl. Palang Merah No. 30
Tel. : (061) 4156574 (6 saluran)
Fax. : (061) 4148556, 4154793,
4560116

Sub-Branches:
Tomang Elok
Jl. Jend. Gatot Subroto
Kompleks Tomang Elok Blok A No. 55
Sei Sikambing
Tel. : (061) 8455405, 8455785,
8455635
Fax. : (061) 8455656

Central Pasar
Jl. Letjen Haryono MT
Central Pasar Medan 1st Floor
Blok I No. 1-2-17-18
Tel. : (061) 4531929, 4531611
Fax. : (061) 4531737

Asia
Jl. Lampung No. 5, Medan
Tel. : (061) 7368623, 7368653
Fax. : (061) 7368932

Deli Plaza
Jl. Putri Hijau No. 1
Deli Plaza 1st Floor Blok I-6
Tel. : (061) 4148724, 4148167
Fax. : (061) 4148295

Pulo Brayan
Jl. K.L. Yos Sudarso No. 258/16A
Pulo Brayan, Medan
Tel. : (061) 6611688, 6611911
Fax. : (061) 6636922

Petisah
Jl. Nibung Utama No. 10
Kel. Petisah Tengah, Kec. Medan Petisah,
Medan 20112
Tel. : (061) 4554322, 4143383
Fax. : (061) 4530251

SURABAYA BRANCH
Jl. Panglima Sudirman No. 53
Tel. : (031) 5471772, 5481888 (Hunting)
Fax. : (031) 5345026, 5345136, 5345146

Sub-Branches:
Coklat
Jl. Coklat No. 12–14
Tel. : (031) 3526785, 3530967
Fax. : (031) 3523332

Kertopaten
Jl. Kertopaten 30
Tel. : (031) 3760601-02
Fax. : (031) 3762855

Sidoarjo
Jl. Jend. Achmad Yani 40 J
Tel. : (031) 8941046-47
Fax. : (031) 8941836

Mojokerto
Jl. Mojapahit 55-57
Tel. : (031) 322719, 322816
Fax. : (031) 322291

Mayjend. Sungkono
Komp. Darmo Park I Blok III-A No. 7-8
Jl. Mayjend. Sungkono
Tel. : (031) 5672982, 5614431-32
Fax. : (031) 5672982

Kedungdoro
Jl. Kedungkoro 155D
Tel. : (031) 5321365, 5322451
Fax. : (031) 5471442

Kertajaya
Jl. Kertajaya No. 172
Tel. : (031) 5017300, 5019391
Fax. : (031) 5017300

Kapas Kerampung
Jl. Kapas Krampung 55 B
Tel. : (031) 3727910, 3718281,
3769292
Fax. : (031) 3715633

Rungkut
Jl. Rungkut Kidul Industri No. 62
Tel. : (031) 8418271, 8419272
Fax. : (031) 8414517

Pasar Atum
Kompleks Pertokoan Pasar Atum
Blok G-18
Tel. : (031) 3523545, 3558115
Fax. : (031) 3530793

Pasar Turi
Kompleks Pasar Turi Tahap 4, 1st Floor
Blok R-2
Tel. : (031) 3577212, 3577243
Fax. : (031) 3577128

Bratang Binangun
Ruko PT Rukun Makmur Indah (RMI)
Blok G 17,
Jl. Bratang Binangun
Tel. : (031) 5043647, 5043225
Fax. : (031) 5046026

Gresik
Jl. Kartini 150
Tel. : (031) 3990052-53
Fax. : (031) 3990054

BANDUNG BRANCH
Jl. Jend. Sudirman No. 55A
Tel. : (022) 4204491 (10 lines)
Fax. : (022) 4238906

Sub-Branches:
Achmad Yani
Jl. Jend. Achmad Yani No. 235
Tel. : (022) 7204952
Fax. : (022) 7205551

Kopo
Jl. Kopo No. 91
Tel. : (022) 5230030
Fax. : (022) 5204784

Kiaracondong
Jl. Kiaracondong No. 267
Tel. : (022) 7301110, 7311930

Cimahi
Jl. Raya No. 545, Cimahi
Tel. : (022) 6649530
Fax. : (022) 6657013

Sukajadi
Jl. Sukajadi No. 5
Tel. : (022) 2037498, 2039266
Fax. : (022) 2039266

Banceuy
Komp. Pertokoan Banceuy Permai
Blok B 7 No. 80
Tel. : (022) 4237267, 4210851
Fax. : (022) 4214267

Andir
Jl. Jamika No. 22, Bandung
Tel. : (022) 6000992, 6023509
Fax. : (022) 6023472

Kopo Bihbul
Jl. Raya Kopo Bihbul No. 69
Tel. : (022) 5401131, 5420269
Fax. : (022) 5420466

Ujung Berung
Jl. Raya Ujung Berung No. 26
Tel. : (022) 7832512-13
Fax. : (022) 7832513

Istana Plaza
Istana Plaza Blok LG/D2,
Jl. Pasirkaliki 121/123
(Jalan Pajajaran No.64)
Tel. : (022) 6006623/853, 6040845
Fax. : (022) 6030117

Bandung Electronic Centre (BEC)
Bandung Electronic Centre (BEC)
Blok UG A-06
Jl. Purnawarman No. 13-15, Bandung
Tel. : (022) 4202374-76
Fax. : (022) 4202393

SEMARANG BRANCH
Gang Tengah No. 16
Tel. : (024) 3547415
Fax. : (024) 3542142, 3542478

Sub-Branches:
Siliwangi
Jl. Jend. Sudirman No. 131
Tel. : (024) 7608791
Fax. : (024) 7608723

Majapahit
Jl. Brigjend. Sudirato 106
Tel. : (024) 6723762
Fax. : (024) 6723761

Weleri
Jl. Terminal Colt No. 4
Tel. : (0294) 41393-94, 41411
Fax. : (0294) 41394

Ambarawa
Jl. Jend. Sudirman No. 57/AI-2-3
Komp. Pertokoan Ambarawa Plaza
Tel. : (0298) 591289, 592290
Fax. : (0298) 591289

Salatiga
Komp. Pertokoan Salatiga Plaza
Blok A/4
Jl. Jend. Sudirman 61
Tel. : (0298) 322027
Fax. : (0298) 326032

Lik
Jl. Industri Raya Timur Kaveling No. 1
Tel. : (024) 6590868-70
Fax. : (024) 65690867

Mataram
Jl. MT. Haryono Ruko Plaza
Blok A No. 8 A
Semarang
Tel. : (024) 3560033, 3560461
Fax. : (024) 3560462

Agus Salim
Komp. Ruko THD Blok B-21
Jl. K.H. Agus Salim
Tel. : (024) 3584035-36, 3584007
Fax. : (024) 3584036

MAKASSAR BRANCH
Jl. Sulawesi No. 83
Tel. : (0411) 321421
Fax. : (0411) 315702, 319457

Sub-Branches:
Bandang
Jl. Bandang No. 50 B
Tel. : (0411) 326694
Fax. : (0411) 317445

Panakkukang
Jl. Pengayoman No. 48
Makassar
Tel. : (0411) 421921, 433017
Fax. : (0411) 458260

Sungguminasa
Ruko Balla Lampoa Plaza Blok E No. 3
Jl. K.H. Wahid Hasyim
Sungguminasa, Makassar
Tel. : (0411) 841707, 841392
Fax. : (0411) 841458

PALEMBANG BRANCH
Jl. Mesjid Lama No. 48-50
Tel. : (0711) 310965 (7 lines)
Fax. : (0711) 313216

Sub-Branches:
Jend. Sudirman
Jl. Jend. Sudirman No. 1031D-E
Palembang
Tel. : (0711) 358682, 358411
Fax. : (0711) 354891

Sepuluh Ulu
Jl. K.H. Azhari No. 56-58
Palembang
Tel. : (0711) 515584, 515574
Fax. : (0711) 513344

KM 5
Jl. Kol. H. Burlian No. 48
Tel. : (0711) 411287
Fax. : (0711) 411287

Enam Belas Ilir
Jl. Pasar 16 Ilir No. 132
Palembang
Tel. : (0711) 354233
Fax. : (0711) 365833

Veteran
Jl. Veteran No. 1365A
Palembang
Tel. : (0711) 355496, 353034, 373260, 313104
Fax. : (0711) 321292

SOLO BRANCH
Jl. Jend. Urip Sumoharjo No. 13-17
Tel. : (0271) 646348 (12 lines)
Fax. : (0271) 646533, 646947, 630620

Sub-Branches:
Pasar Klewer
Kios Pasar Klewer Blok EE No. 9-12
Jl. Secoyudan
Tel. : (0271) 641798
Fax. : (0271) 641798

Kratonan
Jl. Yos. Sudarso No. 246
Tel. : (0271) 652626 (3 lines)
Fax. : (0271) 655622

Pasar Legi
Pasar Legi Kios No. 26-27
Jl. S. Parman, Solo
Tel. : (0271) 666536
Fax. : (0271) 641177

Klaten
Jl. Pemuda Utara No. 133
Tel. : (0272) 321282
Fax. : (0272) 322378

Sragen
Jl. Raya Sukowati No. 1
Tel. : (0271) 891276, 891250
Fax. : (0271) 891276

Palur
Jl. Raya Palur No. 59, Karanganyar
Tel. : (0271) 827474, 821733
Fax. : (0271) 821166

PONTIANAK BRANCH
Jl. Tanjungpura No. 278
Tel. : (0561) 732600, 734656
Fax. : (0561) 736282

Sub-Branches:
Sungai Raya
Jl. Adi Sucipto Km 7,3
Sungai Raya
Tel. : (0561) 721770

Sultan Muhammad
Jl. Sultan Muhammad No. 183
Tel. : (0561) 731582

CIREBON BRANCH
Jl. Yos Sudarso No. 29
Tel. : (0231) 205040, 206959, 206396, 221541
Fax. : (0231) 201989, 248340

Sub-Branches:
Kuningan
Jl. Jend. Sudirman No. 51/55
Kuningan
Tel. : (0232) 871738, 871810
Fax. : (0232) 876641

Pasar Balong Pekiringan
Jl. Pekiringan No. 113, Cirebon
Tel. : (0231) 205625
Fax. : (0231) 211423

Jamblang
Jl. Raya Jamblang No. 23
Tel. : (0231) 341272
Fax. : (0231) 341641

BENGKULU BRANCH
Jl. Let. Jend. Suprapto No. 169-171
Tel. : (0736) 21705 (Hunting)
Fax. : (0736) 21110

Sub-Branches:
Curup
Jl. Merdeka No. 11, Curup
Tel. : (0732) 21764
Fax. : (0732) 21024

Lingkar Timur
Jl. Salak No. 105 C,
Panorama Lingkar Timur, Bengkulu
Tel. : (0736) 345222
Fax. : (0736) 345333

JEMBER BRANCH
Jl. Gajah Mada No. 68
Tel. : (0331) 484545, 424759,
424859
Fax. : (0331) 484980

Sub-Branches:
Kencong
Jl. Krakatau No. 1
Kencong
Tel. : (0336) 321228

Cash Office:
Balung
Jl. Puger No. 28
Tel. : (0336) 621306

Ambulu
Jl. Suyitman No. 46
Tel. : (0336) 881902

Bondowoso
Jl. R.E. Martadinata No. 49
Tel. : (0332) 421429

DENPASAR BRANCH
Jl. Dr. Wahidin No. 39
Tel. : (0361) 433014 (Hunting)
Fax. : (0361) 424245

Sub-Branches:
Tabanan
Jl. Gajah Mada No. 80
Tel. : (0361) 811588, 811277
Fax. : (0361) 812569

Klungkung
Jl. Dharmawangsa No. 8
Semarapura
Tel. : (0366) 22062, 24442
Fax. : (0366) 24456

Kuta
Jl. Raya Legian No. 99X
Tel. : (0361) 754044, 767188
Fax. : (0361) 767189

Gatot Subroto
Jl. Gatot Subroto No. 100X Kav. 10
Tel. : (0361) 259562, 248826
Fax. : (0361) 259568

Diponegoro
Jl. Diponegoro No. 150 Blok A1 No. 2
Tel. : (0361) 262773, 263719-20
Fax. : (0361) 247246

Istana Kuta Galeria
Kompleks Pertokoan Istana Kuta Galeria
Blok Valet 2 No. 15
Jl. Patih Jelantik, Kuta
Tel. : (0361) 769255
Fax. : (0361) 769269

TASIKMALAYA BRANCH
Jl. Empang No. 50, Tasikmalaya
Tel. : (0265) 310300 (5 lines)
Fax. : (0265) 332007

Sub-Branches:
Ciamis
Jl. Pasar Manis Ruko No. 38
Ciamis
Tel. : (0265) 777200, 774011
Fax. : (0265) 777200

Banjar
Jl. Letjen. Suwarto No. 61
Tel. : (0265) 741485, 742860
Fax. : (0265) 742860

Pasar Wetan
Jl. Pasar Wetan Baru No. 12
Tasikmalaya
Tel. : (0265) 334023, 311041
Fax. : (0265) 311041

SERANG BRANCH
Jl. M. Hasanuddin
Serang Plaza Blok II No. 3-7, Serang
Tel. : (0254) 200153, 201566
Fax. : (0254) 200692

Sub-Branches:
Cilegon
Jl. Raya Cilegon No. 6
Tel. : (0254) 391033, 392057
Fax. : (0254) 391151

Rangkasbitung
Jl. Sunan Kalijaga No.62
Tel. : (0254) 201595, 201703
Fax. : (0254) 201596

BANDAR LAMPUNG BRANCH
Jl. Ikan Bawal No. 95
Bandar Lampung
Tel. : (0721) 481620, 484959,
482982 (Hunting)
Fax. : (0721) 482951

Sub-Branches:
Tanjung Karang
Jl. Padang Blok B III No. 2
Tanjung Karang
Tel. : (0721) 261155
Fax. : (0721) 261927

Metro
Kompleks Pertokoan Sumur Bandung
Blok B No. 3, Metro
Tel. : (0725) 49988
Fax. : (0725) 47123

MAGELANG BRANCH
Jl. Tidar No. 17
Tel. : (0293) 362181, 364344, 365261,
364405-06
Fax. : (0293) 364271

Sub-Branches:
Purworejo
Jl. Kol. Sugiono No. 44, Purworejo
Tel. : (0275) 325357
Fax. : (0275) 321740

Temanggung
Jl. S. Parman No. 36 A
Tel. : (0293) 491555
Fax. : (0293) 492462

Muntilan
Komp. Ruko PJKA Blok A II No. 3
Jl. Pemuda, Muntilan 56413
Tel. : (0293) 586508, 587323
Fax. : (0293) 587415

Wonosobo
Jl. Jend. A. Yani No. 112
Wonosobo, Magelang
Tel. : (0286) 321802
Fax. : (0286) 321598

PEKANBARU BRANCH
Jl. Jend. Sudirman No. 442
Tel. : (0761) 21116, 21168, 848053,
20879, 859790-91
Fax. : (0761) 848052

Sub-Branches:
Jalan Nangka
Jl. Nangka/Tuanku Tambusai No. 181
Tel. : (0761) 31308-9, 20439,20440
Fax. : (0761) 37317

Juanda
Jl. Ir.H. Juanda No. 125, Pekanbaru
Tel. : (0761) 23648, 38885, 38964
Fax. : (0761) 855791

BALIKPAPAN BRANCH
Jl. A. Yani RT 61 No. 267
Balikpapan 76121
Tel. : (0542) 732531 (Hunting)
Fax. : (0542) 732534, 734204

Sub-Branches:
Pandan Wangi
Komplek Pertokoan Pandan Wangi
Jl. Pandan Wangi No. 116, Balikpapan
Tel. : (0542) 732996, 733597
Fax. : (0542) 733597

Klandasan Ulu
Komplek Pertokoan Cemara Rindang
Jl. Jend. Sudirman No. 76, Klandasan Ulu,
Balikpapan
Tel. : (0542) 733064, 736809
Fax. : (0542) 736809

Balikpapan Permai
Komplek Balikpapan Permai
Jl. Jend. Sudirman Blok C/II No. 88,
Balikpapan
Tel. : (0542) 733238, 733228
Fax. : (0542) 733238

SAMARINDA BRANCH
Jl. Pangeran Diponegoro No. 68-70
Tel. : (0541) 732492-95-97,
749516-17-18
Fax. : (0541) 732490

Sub-Branches:
Dr. Soetomo
Jl. Dr. Soetomo No. 4
Tel. : (0541) 745082, 746807
Fax. : (0541) 735927

Yos Sudarso
Jl. Yos Sudarso No.36
Samarinda 75112
Tel. : (0541) 731558, 742274
Fax. : (0541) 742274

BANYUWANGI BRANCH
Jl. Jend. Sudirman No. 16, Banyuwangi
Tel. : (0333) 426500, 424705,
423061-62, 422270-71, 424070
Fax. : (0333) 424260

Sub-Branches:
Genteng
Jl. Gajah Mada No. 168A
Genteng, Banyuwangi
Tel. : (0333) 845453
Fax. : (0333) 845388

Muncar
Jl. Raya No. 147, Muncar
Tel. : (0333) 593064
Fax. : (0333) 593504

Rogojampi
Jl. Raya No. 102
Rogojampi, Banyuwangi
Tel. : (0333) 631710
Fax. : (0333) 631709

Jajag
Jl. P.B. Sudirman No. 56, Jajag
Tel. : (0333) 396305
Fax. : (0333) 396398

YOGYAKARTA BRANCH
Jl. Jend. Sudirman No. 62
Tel. : (0274) 562000, 517410
Fax. : (0274) 563433

Sub-Branches:
Brigjend Katamso
Jl. Brigjend. Katamso No. 278, Yogyakarta
Tel. : (0274) 384193, 415732
Fax. : (0274) 378569

Pasar Beringharjo
Jl. Lor Pasar No. 59, Yogyakarta
Tel. : (0274) 522350
Fax. : (0274) 561228

Kricak
Jl. Magelang No. 121, Yogyakarta
Tel. : (0274) 563195, 553235
Fax. : (0274) 553385

BOGOR BRANCH
Jl. Pangkalan Raya No. 4A
Warung Jambu, Bogor
Tel. : (0251) 320113, 320075,
323959, 342736
Fax. : (0251) 321262, 382077

Sub-Branches:
Dewi Sartika
Jl. Dewi Sartika No. 54 Rt. 03/02
Kel. Pabaton, Kec. Bogor Tengah, Bogor
Tel. : (0251) 311836, 314257
Fax. : (0251) 314933

Cibubur
Kawasan Niaga Citra Gran
Ruko Citra Gran Blok R3 No. 7
Jl. Raya Alternatif Cibubur
Tel. : (021) 84592489
Fax. : (021) 84597922

Tajur
Jl. Raya Tajur No. 65 D, Bogor
Tel. : (0251) 392485
Fax. : (0251) 392486

Cas Office:
Suryakencana Baru
Jl. Suryakencana No. 70, Bogor
Tel. : (0251) 325256, 325307
Fax. : (0251) 325307

Suryakencana Lama
Jl. Suryakencana No. 327, Bogor
Tel. : (0251) 322386, 356525
Fax. : (0251) 322386

Empang
Jl. Empang No. 6A, Bogor
Tel. : (0251) 318523, 318016
Fax. : (0251) 360821

BANJARMASIN BRANCH
Jl. Lambung Mangkurat No. 17
Tel. : (0511) 57172, 53754,
365312 (Hunting)
Fax. : (0511) 53305

Sub-Branches:
A. Yani
Jl. Jend. A. Yani KM 2 No. 12 RT 17
Banjarmasin
Tel. : (0511) 269525, 262991, 263021
Fax. : (0511) 269525

BATAM BRANCH
Komp. Batam Plaza Blok E No. 1-3
Jl. Imam Bonjol, Batam
Tel. : (0778) 459691 (Hunting)
Fax. : (0778) 458601

Sub-Branches:
Sei Panas
Komplek Tanah Mas Blok B No. 9
Sei Panas, Batam
Tel. : (0778) 422589
Fax. : (0778) 429478

JOMBANG BRANCH
Jl. Merdeka No. 133
Tel. : (0321) 862500-01, 862337,
874857-58
Fax. : (0321) 862171

MALANG BRANCH
Jl. Basuki Rahmat No. 63
Tel. : (0341) 342333 (6 saluran)
Fax. : (0341) 342572

Sub-Branches:
Lumajang
Jl. P.B. Sudirman No. 20 F -G, Lumajang
Tel. : (0334) 81521, 881905
Fax. : (0334) 881905

Gatot Subroto
Jl. Gatot Subroto No. 21E
Tel. : (0341) 356044, 343230
Fax. : (0341) 356044

Blimbing
Komp. Pertokoan Letjen S. Parman
No. 9 Blok B9
Blimbing, Malang
Tel. : (0341) 405111, 405100
Fax. : (0341) 418441

Batu
Jl. Panglima Sudirman No. 14
Batu, Malang
Tel. : (0341) 594114, 593053
Fax. : (0341) 591783

PURWOKERTO BRANCH
Jl. Jend. Sudirman No. 330
Purwokerto 53116
Tel. : (0281) 623466, 635996, 630942,
630259, 635950, 631464 (Hunting)
Fax. : (0281) 636747, 640945

Sub-Branches:
Purbalingga
Jl. Jend. Sudirman No. 51
Purbalingga
Tel. : (0281) 896757
Fax. : (0281) 896758

Cilacap
Jl. Ahmad Yani No. 69
Cilacap
Tel. : (0282) 537105-06
Fax. : (0282) 520489

JAMBI BRANCH
Jl. Raden Mattaher No. 34-35
Jambi 36113
Tel. : (0741) 20623 (Hunting)
Fax. : (0741) 54014

ADDITIONAL SHAREHOLDER INFORMATION

Shareholding Relationships and Bank Buana

Share ownership by the Bank's Board of Commissioners and Board of Directors in the Bank and other companies are as follow:

BANK BUANA

Name	Bank Buana	
	Position	Ownership
R. Rachmad	Chairman	-
Lukito Winarto	Commissioner	0.12%
Wimpie Wirja Surja	Commissioner	-
Soetadi Limin	Commissioner	0.08%
Jimmy Kurniawan Laihad	President Director	-
Aris Janasutanta Sutirto	Director	-
Eddy Muljanto	Director	0.45%
Pardi Kendy	Director	-
Safrullah Hadi Saleh	Director	-
Ishak Sumarno	Director	-
Aw Tee Woo	Director	-
Soehadie Tansol	Compliance Director	-

OTHER COMPANIES

Name	Lukito Winarto		Eddy Muljanto		Ishak Sumarno	
	Position	Ownership	Position	Ownership	Position	Ownership
PT Sari Dasa Karsa	-	2.79%	-	11.00%	-	11.00%
PT Giat Usaha Dieng	Comm	13.63%	-	-	-	-
PT Kota Mas Permai	-	60.00%	-	-	-	-
PT Batanghari Bengkulu Pratama	-	11.00%	-	-	-	-
PT Balimas Argo Perdana	-	11.50%	-	-	-	-
PT Karet Mas	-	-	-	25.00%	-	-
PT Inumas	-	-	-	12.50%	-	-
PT Buana Capital	-	-	-	12.00%	-	-
PT Bumi Buana Sumber Indah	-	2.80%	-	11.00%	-	11.00%
PT Buana Land	-	2.80%	-	11.00%	-	11.00%

Ultimate Shareholder's Structure

The Bank's shareholders relationship as of December 31, 2004 are as follow :


SDK
Individu I
UOB
IFC
Public
43.53%
1.04%
23.00%
5.32%
27.11%
Bank

Notes:
SDK : PT Sari Dasa Karsa
IFC : International Finance Corporation
UOB : UOB International Investment Private Ltd.

Individual I comprised of:

Individual I (Founding Shareholders)	Shareownership (%)
Sri Muljati Suwito	0.06
Eddy Muljanto	0.45
Siang Hadi Widjaja	0.05
Karman Tandanu	0.16
Sastro Wijatno	0.18
Lukito Winarto	0.12
Tan Siong Kie	0.02
Total	**1.04**

Transaction with Related Parties

Transactions with parties having a special relationship with Bank Buana as of 31 December 2004, comprising of outstanding loans, insurance of fixed assets, lease of buildings, current accounts, savings, time deposits, and the purchase and sale of foreign exchange forward contracts with the following balances:

Type of Transaction (in billion of Rupiah)	2004		2003	
	Total	% of total	Total	% of total
Demand Deposits with Other Bank	8.66	0.05	-	-
Placements with Other Bank	184.92	1.13	-	-
Export Bills	6.59	0.04	2.25	0.01
Outstanding Loan	59.48	0.36	65.01	0.45
Deposit on Fixed Assets	231.52	-	188.72	-
Prepaid Rent Expense	-	-	7.84	0.05
Current Accounts	440.36	3.05	169.34	1.34
Savings	62.22	0.43	33.60	0.27
Time Deposits	557.52	3.86	225.44	1.78
Rent Expense	7.85	1.42	8.20	1.78
Insurance Expense	2.66	0.48	2.47	0.54

Use of Proceeds from Public Offerings

Limited Public Offering (Rights Issue) I

No.	Description	**Amount** (million of Rupiah)
1	Proceeds from Rights Issue I (248,164,734 x Rp. 500,-)	124,082
2	Shares issuance cost	1,995
3	Net proceeds from Rights Issue I	122,088
4	Amount of funds used from Rights Issue I	122,088
5	Amount of funds remaining from Rights Issue I	-

All the proceeds remaining from Rights Issue I have been used in its entirety in the period of January 1 – March 31 2004, according to the planed use of proceeds from Rights Issue I as described in the Prospectus for the Limited Public Offering I with Pre-Emptive Right to Shareholders.

Limited Public Offering (Rights Issue) II

No.	Description	**Amount** (million of Rupiah)
1	Proceeds from Rights Issue II (744,494,202 x Rp. 360,-)	268,018
2	Shares issuance cost	7,779
3	Net proceeds from Rights Issue II	260,239
4	Amount of funds used from Rights Issue II	258,051
5	Amount of funds remaining from Rights Issue II	2,188

a. All the proceeds from the above mentioned Rights Issue II have been used in accordance to the planed use of proceeds from Rights Issue II as described in the Prospectus for the Limited Public Offering II with Pre-Emptive Rights to Shareholders.

b. At the end of the period of January 1 - December 31, 2004, the remaining amount of funds from the above mentioned Rights Issue II are invested in the form of marketable securities such as Bank Indonesia Certificate and Government Bonds.

Subordinated Bonds I Bank Buana Indonesia Year 2004

No.	Description	**Amount** (million of Rupiah)
1	Proceeds from Subordinated Bonds I	300,000
2	Bonds issuance cost	6,378
3	Net proceed from Subordinated Bonds I	293,622
4	Amount of funds used from Subordinated Bonds I	293,622
5	Amount of funds remaining from Subordinated Bonds I	-

All the remaining proceeds from Subordinated Bonds I have been used in its entirety in the period of July 14 – September 30, 2004 for the disbursement of medium- and long-term loans, as described in the Prospectus for Subordinated Bonds I Bank Buana Indonesia Year 2004.

CORPORATE INFORMATION

PT BANK BUANA INDONESIA Tbk.

Office of Directors and Commissioners
Jl. Gajah Mada No. 1A, Jakarta 10130, Indonesia
Tel.: (021) 63865927, 6330585, 63865931 (Hunting)
Fax.: (021) 6324467, 6322373
Website : www.bankbuana.com

Head Office
Jl. Asemka No. 32-36, Jakarta 11110, Indonesia
PO BOX 4896, Jakarta 11048
Tel.: (021) 6922901, 6922045, 2601051, 2601055
Fax.: (021) 6925946, 6924105, 2601013, 2601033
Domestic Telex: 42673, 42734, 42887, 42622, 42300, 42149
International Telex: 42042, 42602, 42301
Cable: Bank Buana Indonesia
Swift: B B I J I D J A

Type of Business
Banking

Date of Establishment
August 31, 1956
Notarized by Eliza Pondaag, SH No. 150
Republic of Indonesia Ministry of Justice Decree No. J.A.5/78/4
dated 24 October, 1956

Business Licence
Republic of Indonesia Ministry of Finance Decree No. 203443/U.M II
dated 15 October, 1956
Commenced operations on 1 November, 1956

Authorized Capital
Rp. 4,500,000,000,000,-

Stock Exchange
Jakarta Stock Exchange (JSX) and Surabaya Stock Exchange (SSX)

Ticker Symbol
JSX:BBIA
SSX:BBIA

Share Registrar
PT Sirca Datapro Perdana
Jl. Johar No. 18, Menteng
Jakarta 10340, Indonesia
Tel. : (021) 3900645
Fax : (021) 3900671

Public Accountant
Ernst & Young
Prasetio, Sarwoko & Sandjaja
Gedung Bursa Efek Jakarta
Tower 1, 13th Floor
Jl. Jend. Sudirman Kav.52-53
Jakarta 12190, Indonesia
Tel: (021) 52895000
Fax: (021) 52894400

Investor Relations
PT Bank Buana Indonesia Tbk.
Corporate Secretary and Legal Division
Maruba Sihaloho / Juliana Samudro
Jl. Gajah Mada No. 1A
Jakarta 10130, Indonesia
Tel. : (021) 6330585
Fax : (021) 6312340
Email : corsec@bankbuana.com